Exhibit 99.64

TECHNICAL REPORT
UPDATED RESOURCE ESTIMATE
AND
PRELIMINARY ECONOMIC ASSESSMENT
OF THE
TOROPARU GOLD-COPPER DEPOSIT
UPPER PURUNI PROPERTY
UPPER PURUNI RIVER AREA, GUYANA

Latitude 060 27’ North
Longitude 600 03’ West

For

Sandspring Resources Ltd.
Suite 375, 8000 South Chester Street
Centennial, Colorado
80112

By

P&E Mining Consultants Inc.
Suite 202 - 2 County Court Blvd
Brampton, Ontario,
L6W 3W8

NI-43-101 & 43-101F1
P&E Report No. 208

Dr. Wayne Ewert P.Geo.
Mr. Eugene Puritch, P.Eng.
Mr. Kirk Rodgers, P.Eng.
Mr. David Orava, P.Eng.
Mr. Alfred Hayden, P. Eng.
Mr. Malcolm Buck, P.Eng.
Mr. Ernie Burga, P.Eng.
Ms. Tracy Armstrong, P.Geo.
Mr. David Burga, P.Geo.
Mr. Antoine Yassa, P.Geo.

Effective Date: April 30, 2011
Report Date/Signing Date: May 5, 2011

Table of Contents

1.0	INTRODUCTION AND TERMS OF REFERENCE			1
	1.1	TERMS OF REFERENCE		1
	1.2	SOURCES OF INFORMATION		1
	1.3	UNITS AND CURRENCY		2
	1.4	GLOSSARY AND ABBREVIATION OF TERMS		2
	1.5	ACKNOWLEDGMENTS		3
2.0	RELIANCE ON OTHER EXPERTS			4
3.0	PROPERTY DESCRIPTION AND LOCATION			5
	3.1	PROPERTY DESCRIPTION AND TENURE		5
	3.2	LOCATION		11
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			15
	4.1	ACCESS		15
5.0	HISTORY AND PREVIOUS EXPLORATION			16
	5.1	EXPLORATION HISTORY		16
	5.2	2010 SANDSPRING PHASE 1 AND 2 DRILLING		18
	5.3	PREVIOUS METALLURGICAL TESTING		19
6.0	GEOLOGICAL SETTING			21
	6.1	GUIANA SHIELD		21
	6.2	REGIONAL GEOLOGY		23
	6.3	TOROPARU AREA GEOLOGY		25
	6.4	DEPOSIT GEOLOGY		26
7.0	MINERALIZATION			28
8.0	DEPOSIT TYPES			30
9.0	EXPLORATION			31
	9.1	EXPLORATION POTENTIAL		31
10.0	DRILLING			34
	10.1	2010 DRILL PROGRAM		34
11.0	SAMPLING METHOD AND APPROACH			47
12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			48
	12.1	2010 DIAMOND DRILL PROGRAM		48
	12.2	ACME ANALYTICAL LABORATORIES (“ACME”)		48
13.0	DATA VERIFICATION			49
	13.1	SITE VISIT AND INDEPENDENT SAMPLING		49
	13.2	QUALITY CONTROL PROGRAM (QC)		50
	13.3	PERFORMANCE OF CERTIFIED REFERENCE MATERIALS		50
	13.4	PERFORMANCE OF BLANK MATERIAL		51
	13.5	PERFORMANCE OF DUPLICATES		51
14.0	ADJACENT PROPERTIES			52
15.0	MINERAL PROCESSING AND METALLURGICAL TESTING			53
	15.1	INTRODUCTION		53
	15.2	METALLURGICAL TESTWORK 2008/2009		53
		15.2.1	Samples	53
		15.2.2	Flotation Testwork	54
		15.2.3	Cyanidation	55
		15.2.4	Environmental	55
	15.3	METALLURGICAL TESTWORK 2010		56
		15.3.1	Samples	56
		15.3.2	Grinding	57
		15.3.3	Gravity Separation, Sample 8	57

		15.3.4	Rougher Flotation Testwork, Sample 8	58
		15.3.5	Cleaner Flotation Testing	59
		15.3.6	Cyanidation of Cleaner Tails	60
		15.3.7	Saprolite Cyanidation	61
16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE			62
	16.1	INTRODUCTION		62
	16.2	DATABASE		62
	16.3	DATA VERIFICATION		62
	16.4	DOMAIN INTERPRETATION		62
	16.5	ROCK CODE DETERMINATION		63
	16.6	COMPOSITES		63
	16.7	GRADE CAPPING		63
	16.8	VARIOGRAPHY		64
	16.9	BULK DENSITY		64
	16.1	BLOCK MODELING		65
	16.11	RESOURCE CLASSIFICATION		67
	16.12	RESOURCE ESTIMATE		67
	16.13	CONFIRMATION OF ESTIMATE		70
17.0	OTHER RELEVANT DATA AND INFORMATION			72
18.0	INTERPRETATIONS AND CONCLUSIONS			73
19.0	RECOMMENDATIONS			74
20.0	REFERENCES			75
21.0	CERTIFICATES			78
22.0	MINING OPERATIONS AND MINE DESIGN PARAMETERS			89
	22.1	INTRODUCTION		89
	22.2	CUT-OFF GRADE		89
	22.3	PHYSICAL PIT DESIGN PARAMETERS		89
	22.4	ECONOMIC DESIGN PARAMETERS		90
	22.5	MINING DILUTION AND LOSSES		90
	22.6	POTENTIALLY MINEABLE PORTION OF THE MINERAL RESOURCES		90
	22.7	OPEN PIT MINING		96
		22.7.1	Production and Processing Schedule	96
		22.7.2	Open Pit Production Schedule	97
		22.7.3	Open Pit Operation and Equipment	102
		22.7.4	Open Pit Labour Force	103
23.0	MINERAL PROCESSING			105
	23.1	INTRODUCTION		105
	23.2	PROCESS DESCRIPTION		105
	23.3	PROCESS DESIGN CRITERIA		108
	23.4	PROCESS, PLANT AND LABOUR FORCE		109
24.0	INFRASTRUCTURE AND G&A			111
	24.1	INFRASTRUCTURE		111
		24.1.1	Airstrip	113
		24.1.2	Itaballi Port	113
		24.1.3	Itaballi to Mine Road	113
		24.1.4	Main Entrance Security Building	113
		24.1.5	Electrical Power Supply	114
		24.1.6	Site Roads	114
		24.1.7	Support Facilities	114
		24.1.8	Fuel and Lubrication Distribution	115
		24.1.9	Camp and Recreational Facilities	115
		24.1.10	Medical Centre	116

		24.1.11	Fire Protection	116
		24.1.12	Water Supply and Water Treatment	116
		24.1.13	Waste Disposal	117
		24.1.14	Aggregate and Concrete	117
		24.1.15	Fencing	117
		24.1.16	Telecommunications and Computer Networking	117
	24.2	GENERAL & ADMINISTRATIVE		118
		24.2.1	Administration	118
		24.2.2	Procurement & Logistics	118
		24.2.3	Human Resources	119
		24.2.4	Camp	119
		24.2.5	Security	119
		24.2.6	G&A LABOUR FORCE	119
	24.3	TAILINGS MANAGEMENT FACILITY		120
	24.4	ELECTRICAL POWER		121
25.0	ENVIRONMENTAL CONSIDERATIONS			122
	25.1	PROJECT DESCRIPTION		122
	25.2	LEGISLATIVE FRAMEWORK		122
	25.3	PROJECT STATUS		123
26.0	CAPITAL COST ESTIMATE			125
	26.1	PREPRODUCTION CAPITAL COSTS		125
		26.1.1	Environmental Assessment and Feasibility Study	125
		26.1.2	Mine Equipment Expenditures	125
		26.1.3	Processing Plant	126
		26.1.4	HFO Power Generation Facility and Electrical Distribution	126
		26.1.5	Tailings Storage Facilities	127
		26.1.6	On-Site and Off-Site Infrastructure	127
	26.2	SUSTAINING CAPITAL COSTS AFTER THE START OF PRODUCTION		128
		26.2.1	Mining	128
		26.2.2	Mineral Processing	128
		26.2.3	Tailings Management Facility	128
		26.2.4	Salvage Value	129
		26.2.5	Working Capital	129
		26.2.6	Mine Closure Expenditures	129
27.0	SUMMARY OF OPERATING COSTS			130
	27.1	WORK FORCE		130
	27.2	POWER, CONSUMABLE MATERIALS AND SUPPLIES		130
	27.3	MINE OPERATING COSTS		131
	27.4	PROCESSING PLANT OPERATING COSTS		132
		27.4.1	Basis of Estimates	132
		27.4.2	Operating Cost Summary	133
		27.4.3	Operating Cost Details	133
	27.5	TAILINGS DISPOSAL OPERATING COSTS		134
	27.6	GENERAL AND ADMINISTRATION OPERATING COSTS		135
28.0	ECONOMIC ANALYSIS			137
	28.1	RESULTS OF THE CASH FLOW ANALYSES		137
	28.2	CASH FLOW MODEL		138
	28.3	ECONOMIC CRITERIA AND ASSUMPTIONS		140
	28.4	SENSITIVITY ANALYSIS		141
29.0	PROJECT RISK			144
	29.1	HEALTH AND SAFETY		144
	29.2	PROCESSING RISK		144

29.3	SOCIO-ECONOMIC RISKS	144
29.4	PERMITTING AND ENVIRONMENTAL RISK	144
29.5	ECONOMIC AND POLITICAL RISK	145
29.6	WEATHER	145
30.0	CONCLUSIONS AND RECOMMENDATIONS	146
30.1	RECOMMENDATIONS	146
30.1.1	Toroparu Deposit	146
30.1.2	Exploration of Toroparu Deposit and Upper Puruni Property	147
APPENDIX I.	SURFACE DRILL HOLE PLAN	150
APPENDIX II.	3D DOMAINS	152
APPENDIX III.	LOG NORMAL HISTOGRAMS	154
APPENDIX IV.	VARIOGRAMS	160
APPENDIX V.	AUEQ BLOCK MODEL CROSS SECTIONS AND PLANS	170
APPENDIX VI.	CLASSIFICATION BLOCK MODEL CROSS SECTIONS AND PLANS	181
APPENDIX VII.	OPTIMIZED PIT SHELL	192

List of Tables

Table 3.1	Land Tenure – Medium Scale Prospecting Permits	6
Table 3.2	Land Tenure – Mining Permits	9
Table 3.3	Land Tenure – Prospecting Licences	9
Table 5.1	Summary of Historical Exploration in the Toroparu Area	16
Table 10.1	Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128	37
Table 15.1	Sample Identification, SGS 2009	53
Table 15.2	Head Sample Chemical Analyses	54
Table 15.3	Flotation Tests SGS 2009	54
Table 15.4	Cyanidation Tests, SGS 2009	55
Table 15.5	Head Sample Identification	56
Table 15.6	SGS Composites Chemical Analyses	56
Table 15.7	Sample 8 Analyses	57
Table 15.8	Grindability	57
Table 15.9	Flotation Test MC-18	58
Table 15.10	Cyanidation of Saprolite	61
Table 16.1	Au Grade Capping Values	64
Table 16.2	Cu Grade Capping Values	64
Table 16.3	Au Measured Block Model Interpolation Parameters	65
Table 16.4	Cu Measured Block Model Interpolation Parameters	65
Table 16.5	Au Indicated Block Model Interpolation Parameters	66
Table 16.6	Cu Indicated Block Model Interpolation Parameters	66
Table 16.7	Au and Cu Inferred Block Model Interpolation Parameters	66
Table 16.8	Toroparu Optimized Pit Resource Estimate at 0.24 g/t AuEq Cut-Off Grade	68
Table 16.9	Optimized Pit Sensitivity to Resource Estimate at 0.42 g/t AuEq Cut-Off Grade	69
Table 16.10	Global Mineralized Inventory Sensitivity at 0.24 g/t AuEq Cut-Off Grade	70
Table 16.11	Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grades	70
Table 22.1	Initial Pit Design Parameters	90
Table 22.2	Potentially Mineable Portion of the Mineral Resource	91
Table 22.3	Overall Production and Processing Schedule Summary	97
Table 22.4	Open pit Production Schedule	101
Table 22.5	Estimated Drilling Patterns and Powder Factors	102
Table 22.6	Proposed Main Loading and Haulage Equipment	103
Table 22.7	Proposed Mine Equipment Procurement Schedule	103
Table 22.8	Estimated Numbers of Mine Department Personnel	104
Table 23.1	Process Design Criteria	108
Table 23.2	Staff	109
Table 23.3	Labour	110
Table 24.1	G&A Labour and Staff	119
Table 26.1	Pre-Production Capital Expenditure Summary	125
Table 26.2	Processing Plant Capital Cost	126
Table 26.3	Estimated Power Plant and Electrical Distribution Capital Expenditures	127
Table 26.4	Infrastructure and Support Facilities Capital Costs	128
Table 26.5	Mine Sustaining Capital	128
Table 27.1	Average LOM Total Operating Costs	130
Table 27.2	Staff and Labour Compliment	130
Table 27.3	Mine Operating Cost Estimate Components	131
Table 27.4	Estimated Mine Unit Operating Costs in Year 5	132
Table 27.5	Breakdown of Estimated Loading and Haulage Cost in Year 5	132
Table 27.6	Operating Cost Summary	133
Table 27.7	Reagents and Consumables	134
Table 27.8	General and Administration Operating Costs	135

Table 27.9	Fixed G&A Costs	135
Table 28.1	Results of the Cash Flow Analyses (Pre-Tax)	137
Table 28.2	Pre-Tax Cash Flow for the Base Case	139
Table 28.3	Economic Criteria Used in the Cash Flow Model	140
Table 28.4	NPV Sensitivity to Changes in Gross Revenue	141
Table 28.5	NPV Sensitivity to Changes in Operating Costs	141
Table 28.6	NPV Sensitivity to Changes in Pre-production Capital Costs	141
Table 28.7	IRR Sensitivity to Gross Revenue, OPEX and CAPEX Variations	142
Table 30.1	Recommended Toroparu Deposit Budget	147
Table 30.2	Recommended Toroparu & Upper Puruni Exploration Budget	149

List of Figures

Figure 3.1	Upper Puruni Property and Toroparu Deposit Location Map; from Sandspring & updated by P&E (2010)	12
Figure 3.2	Upper Puruni Property Claim Map	13
Figure 3.3	Detail of Toroparu Deposit	14
Figure 6.1	Geological Setting f	22
Figure 6.2	Regional Geology Map	24
Figure 9.1	Upper Puruni Concessions – Exploration Potential	32
Figure 9.2	Geology of the Toroparu Gold Copper Deposit	33
Figure 10.1	P&E 2011 Surface Plan Map Depicting Locations for Holes TPD094 to TPD128	36
Figure 10.2	P&E 2011 Cross Section 1700NW through the Toroparu Prospect	44
Figure 10.3	P&E 2011 Cross Section 1800NW through the Toroparu Prospect.	45
Figure 10.4	P&E 2011 Cross Section 1950NW through the Toroparu Prospect.	46
Figure 13.1	Independent Sample Verification Results for Gold	49
Figure 13.2	Independent Sample Verification Results for Copper	50
Figure 15.1	Flotation Kinetics, 2009	55
Figure 15.2	Gravity Concentration, Sample 8	58
Figure 15.3	Cleaner Flotation Recovery vs. Grade	59
Figure 15.4	Cleaner Flotation, Gold Recovery	60
Figure 15.5	Cyanidation Tailing vs. Head Grade	60
Figure 15.6	Cyanidation Reagent Consumption	61
Figure 22.1	Cross Sections Though the Open Pit	92
Figure 22.2	Typical Pit Slope Configuration	96
Figure 22.3	Open Pit Operational Stages in Plan and Section	98
Figure 22.4	Open Pit Operations Stage One	99
Figure 22.5	Open Pit Operations Stages One and Two	99
Figure 22.6	Open Pit Operations Stages One, Two and Three	100
Figure 23.1	Process Flow Diagram	106
Figure 24.1	Toroparu Site Plan	112
Figure 28.1	Project NPV (5%) Sensitivity Curves	142
Figure 28.2	Project NPV (7%) Sensitivity Curves	143
Figure 28.3	Project NPV (10%) Sensitivity Curves	143
Figure 30.1	Historical Growth in Mineral Resources at the Toroparu Gold –Copper Deposit	148

EXECUTIVE SUMMARY

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Rich A. Munson, CEO of Sandspring Resources Ltd., (“Sandspring” or the “Company”). Sandspring is a Canadian based company continued under the laws of Ontario and trades on the TSX-V under the symbol “SSP”. The report provides an NI-43-101 compliant Technical Report containing an updated Mineral Resource Estimate and Preliminary Economic Assessment, (PEA) of the gold-copper mineralization located within the boundaries of the 13 Mining Permits held by Sandspring, and known as the Toroparu Gold-Copper deposit (referred to as the Toroparu Deposit or the Toroparu Project).

The Toroparu Deposit is located within Sandspring’s 98,213.9 hectare mineral exploration concession area in the Upper Puruni River Area, Region 7 of north-western Guyana, South America (referred to as the Upper Puruni Property or the Property).

The airstrip at the Property is located at 06° 27’ North Latitude and 60° 03’ West Longitude a position approximately 220 km by air west southwest of Georgetown, the capital city of Guyana.

Access to the Upper Puruni Property and Toroparu from Georgetown is via a 385 km gravel road. The travel time is approximately 12 to 16 hours in the dry season from August to May. The Essequibo River is navigable to the river port at Itaballi. Heavy equipment and cargo is transportable by small ocean going vessels and barges on the Essequibo to Itaballi. There it is loaded onto trucks for the 7-10 hour, 225 km journey on the Puruni–Kurupung Road to Toroparu Project. The 2,500 ft. airstrip at the Property camp is accessible by charter aircraft from Ogle airfield. The 220 km trip takes approximately one hour.

The Property is comprised of seven small scale claim licenses, 167 contiguous Medium Scale Prospecting Permits and 13 Mining Permits that together cover an area of 184,693.8 acres or 74,742.9 hectares. To the north of this block five contiguous Prospecting Licences cover an area of 57,997 acres or 23,471 hectares. . ETK Inc. (“ETK”), a private company in Guyana, and a wholly owned subsidiary of Sandspring Resources Ltd., owns the rights to the Upper Puruni Property. Sandspring acquired its interest in ETK, and thus its interest in the Upper Puruni Property, on November 24, 2009.

Geology, Resource Modeling and Mineral Resource Estimate

The Toroparu area claims are situated within a northwest-trending belt of lower Proterozoic Barama-Mazaruni Supergroup greenstones that were deformed and metamorphosed during the Trans-Amazonian tectonomagmatic event at about 2.2 and 1.9 Ga. The greenstone sequence is composed of intercalated successions of felsic to mafic and ultramafic volcaniclastic and volcanic tuffaceous fragmentals and flow rocks, with associated continental clastic sequences. The dominant lithology of the Upper Puruni Property is undifferentiated Mazaruni Group (2.2-1.9 Ga) metavolcanics and metasediments. Metasediments are usually fine-grained and are metamorphosed to lower greenschist facies. Metamorphosed fine-grained sediments outcrop at the headwaters of the Puruni and Putareng Rivers. The general lack of basic rocks and the predominance of andesitic and felsic volcanic rocks with sediments, such as shale and greywacke, indicate that the upper part of the Barama-Mazaruni sequence is widespread within the area

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

i

Drilling of the Toroparu Deposit delineates a 2,100 m long x 300 m wide x 500 m deep subsurface block of poorly stratified fresh, tuffaceous, metavolcanics and derived volcaniclastics that contains up to six discrete continuous zones of disseminated gold-copper sulphide mineralization. The mineralized zones, as defined in this Mineral Resource Estimate and Technical Report, have been characterized by 127 deposit specific NQ diamond drill holes totalling 63,614 m in the open pit area and along the interpreted mineralized trend drilled from 2006 through December 2010. Mineralization is open in all directions.

The Mineral Resource Estimate contained in Table I was assembled using a 0.24 g/t AuEq cut-off grade for both saprolite and fresh rock. The cut-off grade was determined using a combination of Au and Cu prices, estimated process recoveries, processing and general and administrative cost estimates as defined in the notes to Table- I.

All Mineral Resource Estimates were modeled in compliance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005 as required by National Instrument 43-101 reporting standards (Table- I).

Table- I Toroparu Optimized Pit Resource Estimate at 0.24 g/t AuEq Cut-Off Grade(1)(2)(3)(4)
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite
Measured	1,021	0.96	0.05	0.96	31.5	1.2	31.5
Indicated	2,747	0.68	0.05	0.68	60.1	3.0	60.1
Measured & Indicated	3,768	0.76	0.05	0.76	91.6	4.2	91.6
Inferred	5,473	0.85	0.04	0.85	149.6	4.8	149.6

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	88.4	1,031.1
Indicated	119,466	0.68	0.09	0.84	2,611.8	237.0	3,226.4
Measured & Indicated	148,101	0.72	0.10	0.89	3,422.0	325.4	4,257.5
Inferred	209,365	0.71	0.05	0.80	4,779.2	230.8	5,385.0

Total
Measured	29,656	0.88	0.14	1.11	841.7	89.6	1,062.6
Indicated	122,213	0.68	0.09	0.84	2,671.9	240.0	3,286.5
Measured & Indicated	151,869	0.72	0.10	0.89	3,513.6	329.6	4,349.1
Inferred	214,838	0.71	0.05	0.80	4,928.7	235.6	5,534.6
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues and are subject to the findings of a full feasibility study.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

(3) The mineral resources in this estimate were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council as required by National Instrument 43-101 reporting standards.
(4) The metal prices used in this estimate were a February 28, 2011 two year trailing average as follows: Au US$1,137/oz., Cu $3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of Fresh Rock and $0.87 per tonne of Saprolite, Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 50 degrees.

Potentially Mineable Resources

The independent 43-101 compliant Preliminary Economic Assessment is based on a potentially mineable portion of the Mineral Resource (Toroparu Mine) defined by a 0.50 g/t AuEq cut-off grade for both saprolite and fresh rock (Table- III). The optimum payback shell for the Toroparu Deposit was, determined using a cut-off of 0.5g/t Gold-Equivalent (“AuEq”), and was intentionally elevated from the resource cut-off grade of 0.24 g/t AuEq to improve early cash flows and minimize the recovery period of pre-production capital expenditures.

Table- II Potentially Mineable Portion of the Mineral Resource
Potentially Mineable Classification	Tonnes (000's)	Au g/t	Cu %	AuEq g/t	Au oz. (000's)	Cu lb. (millions)
Saprolite Measured	884	1.03	0.04	1.11	29.3	0.8
Saprolite Indicated	1,804	0.84	0.06	0.95	48.7	2.5
Saprolite Measured & Indicated	2,688	0.90	0.06	1.00	78.0	3.3
Saprolite Inferred	4,016	0.98	0.05	1.07	126.5	4.5

Fresh Rock Measured	23,156	1.00	0.16	1.29	745.2	81.6
Fresh Rock Indicated	65,661	0.88	0.12	1.09	1,848.7	167.7
Fresh Rock Measured & Indicated	88,817	0.91	0.13	1.14	2,593.9	249.3
Fresh Rock Inferred	44,733	0.80	0.09	0.95	1,146.3	84.1

Total Measured & Indicated	91,505	0.91	0.13	1.14	2,671.9	252.6
Total Inferred	48,749	0.81	0.08	0.96	1,272.8	88.6
Stockpile	39,012	0.31	0.06	0.42	373.5	11.0
(1) The estimated tonnes and grade shown above are based on a 0.5 g/t Au equivalent mineable resource, 7% mine dilution at a diluting grade of 0.20 g/t and 0.03% Cu, with 2.5% mining losses.  The metal prices used were based on a February 28, 2011 two-year trailing average as follows: Au US$1,137/oz., Cu$3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au.  Mining costs were $1.28 per tonne of Fresh Rock and $0.87per tonne of Saprolite.  Processing and G&A costs were $8.16/tonne.  Pit optimization slopes were 49 degrees in Fresh Rock and 38 degrees in Saprolite as disclosed in the Company’s March 22, 2011 press release.
(2) The Resources in the table above contain Inferred mineral resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that value from such Resources would be realized either in whole or in part.

Pre-Production and Sustaining Capital Costs

The sum of all pre-production capital expenditure projections for construction of the Toroparu Mine, mill, and related infrastructure envisioned in this Preliminary Economic Assessment is $617.1 million. Sustaining capital for mining and electrical powerhouse additions, and tailings storage facility expansion is projected to be $299.9 million or $17.6 million per year over the 17 -year LOM (Table- III).

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Table- III Pre-Production and Sustaining Capital Expenditure Summary
Capital Expenditures	Total Cost (Millions of $)
	Pre-Production	Sustaining Capital
Environmental Assessment & Feasibility Study	2.0
Pre-production indirect costs	41.9
Mine Equipment	105.6	163.3
Processing Plant (includes 15% contingency)	245.3
HFO Power Plant & Electrical Distribution	85.6	1.6
Tailings Management Facility	13.3	135.0
On-site Infrastructure capital costs	12.7
Off-site infrastructure capital costs	110.7

Total Capital Cost	$617.1	$299.9

Life of Mine operating Costs

The projected LOM average operating cost is $13.78/t milled comprised of $5.62/t milled for mining, $6.26/t milled for mineral processing, $0.38/t milled for tailings disposal, and $1.52/t milled for G&A (Table- IV).

Table- IV Total Operating Costs Averaged over LOM
Description	$/t mined	$/t milled
Saprolite Mining	0.87
Fresh Rock Mineralization	1.38
Fresh Rock Waste	1.28
Stockpile reclaim costs	0.60	5.62
Mineral Processing with tailings disposal costs		6.64
G&A Cost ($/tonne milled)		1.52

Total Average LOM Operating Costs		13.78

Mining

The Toroparu Mine operation is scheduled as a conventional open pit mining operation developed in three phases with a LOM stripping ratio of 4.4:1. Mining would be carried out with drilling and blasting of fresh rock ore and waste rock, and truck loading and haulage operations. Mill tonnage would be supplied from the open pit for the first 13 years of operation and from a low-grade stockpile after the pit is mined out. The potentially mineable resource mined in years 1 to 13 not meeting cut-off is scheduled to be stockpiled, then reclaimed and processed commencing in year 13 and continuing to year 17 (Table- V).

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Table- V Summary Mine Production Schedule
Material	Total Tonnage	Nominal Production Rate	Schedule	Note
Saprolite	6.7 Mt	3,000 tpd	Years 1- 7	Mined and processed
Fresh rock	133.5 Mt	30,000 tpd	Years 1-13
Low-grade material	39 Mt	Varies	Years 1-13	Stockpiled.
Waste rock	618.8 Mt	Varies	Years 1-13
Low-grade material	39 Mt	30,000 tpd	Years 13-17	Stockpiled

The mine equipment capital and sustaining capital costs for the proposed mining operation are estimated to be $268 million over the LOM. These costs are a combination of mine equipment purchase costs, sustaining capital and salvage revenue.

Average LOM operating costs are estimated to be $0.87/t of saprolite mined, $1.38/t of fresh rock mined and $1.28/t of waste rock mined. Stockpile reclaim costs are estimated at $0.60/t of low grade material reclaimed. This corresponds to a life of mine average cost of $5.62 per tonne milled, taking into account the average stripping ratio at the mine.

Metallurgical Testwork and Mineral Processing

Two metallurgical testwork programs have been undertaken on samples from the Toroparu Deposit. An initial scoping level metallurgical testwork program on hard rock core from ETK’s drill program and gravity tailings material from historical saprolite mining was undertaken by SGS Lakefield Research (SGS) in June 2009.This was part of the Company’s due diligence process prior to the acquisition of ETK Inc.

A second, more comprehensive program was initiated in November 2010 at SGS. This program was intended to support pre-feasibility and or feasibility level metallurgical testing of potential mineral processing flowsheets. The testwork is currently in progress and a metallurgical report has not yet been issued.

Both metallurgical studies undertaken to date indicate the Toroparu Project’s fresh bedrock responds well to conventional gold and copper extraction and recovery methods. The studies include primary grinding / milling, gravity concentration, and  primary ore flotation of a marketable gold bearing copper concentrate and cyanidation of intermediate products (first flotation cleaner tailings) for enhanced recovery of gold from fresh rock.. Weathered saprolite responded well to standard 72–hour leach and 48–hour CIL recovery tests.

Based on the metallurgical testwork to date, a standard multi-stage flotation concentration process for fresh rock, and whole ore leach process or weathered saprolite was used in this PEA.

Fresh rock processing results in the production of a copper concentrate assaying ~25% Cu and 4.4 oz. Au, containing 63% of the gold and 80% of the copper recovered from ore that is shipped off-site for custom smelting and recovery of Au and Cu metals. Leaching of intermediate concentrate tailings to produce dore on-site for shipment to a refinery increases overall gold recovery to 91% of gold contained in ore. The potential to increase gold recovery from the addition of a gravity concentration circuit, while demonstrated in the lab, has not been considered in the financial model contained in this PEA. Estimated smelter terms of 95% payable for gold and 96% payable for copper result in the recovery of 88% of gold and 77% of copper contained in fresh rock ore averaged over the 17 year life of mine. These recoveries are utilized for revenue calculation in this PEA. (Table VI).

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v

Testing of the separate whole ore leach process proposed for weathered saprolite material processing results in recoveries of 92% of gold contained in ore and no assumed Cu recovery, being utilized for revenue calculations in this PEA. (Table- VI).

Table- VI Process Recovery Summaries
Description	Au	Cu
Flotation Recovery- Fresh Bedrock	91%	97%
Gold Reporting to Copper Concentrate	70%
Copper Concentrate Recoveries	64%	80%
Gold Reporting to Cleaner Tails	27%	0%
Cleaner Tails Recovery (93% extraction)	25%

Total Process Recovery	89%	80%
Saprolite Metallurgical Recoveries	92%

Capital cost for the proposed mineral processing facility is estimated to be $259 million over the LOM and stockpile reclaimation periods. These costs are based on separate processing facilities for 30,000 TPD of sulphide ore and 3,000 TPD of saprolite ore and are inclusive of capital expenditures for support infrastructure and tailings disposal.

Base case operating cost estimates for the proposed mineral processing facilities are $6.26/t of material processed.

Infrastructure & Support Facilities

A proposed site plan has been developed by P&E Mining Consultants Inc. in conjunction with Klohn, Crippen, Berger for the preliminary economic assessment of the Toroparu Gold-Copper Deposit. This site plan is shown in Figure- I below.

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Figure- I	Proposed Toroparu Gold-Copper Project Site Plan

NOTES
WATER MANAGEMENT POND
WASTE ROCK DUMP
(325 Million Cubic metres)
191m Elev.
LOW GRADE STOCKPILE
(21.5 Million Cubic metres)
PROPOSED OPEN PIT MINE
RIVER DIKE
REAGENT MANUFACTURE SITE
LAYDOWN AREA
DRY & LUNCH ROOM
CORE SHED
EXPLORATION COMPLEX
OFFICES
WATER MANAGEMENT POND
PLANT
GENERATORS
MAINTENANCE & REPAIR SHOP
LUB / WASH BAY
MET./ASSAY LAB.
FUEL TANK FARM
WAREHOUSE
TAILINGS DISPOSAL SITE
200 Mm³
EXPLOSIVE MANUFACTURE & STORAGE
AIR STRIP
CAMP
WATER MANAGEMENT POND
0 0.5 1
KILOMETRES
TOROPARU SITE PLAN
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE 1: 40,000

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Waste Management Facilities

The PEA is based on tailings disposal in the Tailings Storage Facility (TSF) in years 1 to 13, and in the mined out open pit beginning in year 13 and ending in year 17. The PEA includes a LOM total capital and operating expenditures of $216 million for tailings disposal in the TSF and mined-out open pit.  This total includes $13.3 million for pre-production dam and related infrastructure construction, TSF sustaining capital of $10.75 million per year in years 1-12, and $6.0 million sustaining capital during the switchover to in-pit tailings disposal in year 13. The projected LOM average operating cost for tailings disposal is $0.38 per tonne of material processed.

Power Generation Facilities

The total connected electrical load is estimated to be 57.5 MW, with average demand load of 39.3 MW and normal operating running load of 30.6 MW for mining process, facilities, and infrastructure. Proposed generation facilities include on-site power generation by electric generators running on heavy fuel oil.

Capital cost of the power generation facilities is estimated at $85.57 million. Base case operating costs of these facilities are estimated as $0.1157/kWh consumed including maintenance and transmission losses. Estimated average annual power costs of $30.3 million or $2.62/ t ore milled, which is 19% of average estimated LOM operating cost $13.78/t material at 24 month trailing avg. prices for heavy fuel oil on the effective date of February 28, 2011 of $70/bbl. Pro-rata power costs are included in the operating cost estimates for mining, processing, and infrastructure and G&A.

Infrastructure and G&A

The Toroparu Project site is not close to any major population centres and will require a complete suite of service infrastructure and support facilities, including accommodation for the operations and support personnel.

The main infrastructure requirements for the project will include:

•	Airstrip improvement;
•	Upgrading of the Itaballi port facilities;
•	Upgrading of the road from Itaballi to the Project site;
•	Electrical power supply and site distribution;
•	Site service roads;
•	Haul roads for mine rock transport;
•	Explosives magazines;
•	Mine maintenance shop;
•	Warehouse and laydown yard;
•	Services/Technical/Administration office building;
•	Camp and recreational facilities;
•	Water supply system and water treatment plant;
•	Landfill site for garbage disposal; and
•	Sewage Disposal;

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Total estimates for annual G&A costs are $18 million, of which approximately $9.8 million is for salaries and benefits. In years 14 to 17 when mining is completed and processing of the stockpiles is underway, the annual G&A costs are reduced to $12.2 million. Life of Mine average G&A costs are estimated as $1.52/t material processed.

Discounted Cash Flow (Economic) Analysis

The economic analysis uses a pre-tax base case cash flow model where annual undiscounted costs and revenues during the 17 year mine life are projected.

The input parameters used in the cash flow of the Toroparu Project and a sensitivity scenario are shown in Table- VII complete with the results of the Economic Analysis.

Table- VII Results of the Cash Flow Analyses (Pre-Tax)
			Sensitivity Scenario2,3
Economic Parameter		PEA Base Case1,3,	February 2011 average price sensitivity case
Metal Prices	Au ($/oz)	1,137	1,373 (+236)
	Cu ($/lb)	3.13	4.47 (+1.34)
Fuel Prices	HFO ($/bbl)	70	100 (+30)
	Diesel ($/L)	1.06	1.50 (+0.44)
Electrical Power Cost	HFO ($/kWh)	0.116	0.159
Operating Cost	$/t milled	13.78	15.52
Cash cost	$ / Au oz	442	524
Pre-Production CAPEX		$617M	679M
NPV	Undiscounted ($)	1,565M	2,063M
	NPV (5%) (base case)($)	854M	1,162M
IRR	%	24.5	28.6
Payback Period	Years	3.2	2.9
(1) The current PEA presents the “base case”.
(2) The sensitivity scenario is a modified version of the base case. In an intermediate scenario (not shown in the above Table) using a 4% higher Au price, 8% higher Cu price, 21% increase in heavy fuel oil (HFO) price and 10% increase in pre-production capex, the estimated undiscounted cashflow is $1,608M, NPV(5%) = $867M, pre-tax IRR = 23.3% and payback is 3.4 years.  In a current price scenario (not shown in the Table above) using avg Feb 2011 Au & Cu prices, February 28, 2011 delivered HFO price, diesel fuel price of $1.06/L, and 10% increase in pre-production capex, the estimated undiscounted cashflow is $2,209M, NPV(5%) = 1,259M, pre-tax IRR= 30.3%, and payback is 2.8 years.
(3) The potentially mineable mineral resources include Inferred resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration would result in upgrading them to an Indicated or Measured mineral resource category.

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Exploration Potential

Toroparu Deposit mineralization is predominantly contained in six discrete continuous zones of disseminated gold-copper sulphide mineralization within a 1,600 m long x 300 m wide x 500 m deep subsurface block of poorly stratified fresh, tuffaceous, metavolcanics and derived volcaniclastics. The WNW trending, sub-vertically dipping mineralization assemblage is open along strike, at depth, and contains additional potentially continuous sub-parallel zones of mineralization. The Toroparu Deposit occurs along the margins of a weakly mineralized copper-molybdenum-enriched porphyritic granodiorite pluton. Gold occurs both as disseminated free grains in metavolcanics and as carbonate and silica alteration fracture fills. Primary copper minerals include chalcopyrite and trace bornite. The Company is actively exploring the extent of the open potential of mineralization at Toroparu and undertaking both the drilling of other anomalous areas on the property and a systematic regional geologic exploration program of the Upper Puruni Property.

Figure- II depicts the historical growth and mineral resources that has occurred at the Toroparu Project due to continuous drilling from 2008 to 2011. Such rapid resource expansion highlights the continued expansion potential of the Upper Puruni Property.

Figure- II	Historical Growth in Mineral Resources at the Toroparu Gold –Copper Deposit

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x

Conclusions and Recommendations

Based on the positive economic results of this preliminary assessment, the mineral resources contained in the Toroparu Deposit will likely be sufficient to support a profitable mining operation, and therefore P&E recommends that steps be taken to advance the Toroparu Project towards a commercial production decision. The steps that P&E recommends Sandspring should commence are as follows:

Recommendations

Toroparu Deposit

P&E recommends that Sandspring advance the project towards feasibility by continuing preparatory drilling and pre-feasibility engineering work, including (budgeted items in Table- VIII):

•
A multi-phase 30,000 metre (~60 hole) in-fill diamond drilling program to upgrade the 47,749,000 tonnes of Inferred Resource in the Potentially Mineable Portion of the mineral resource defined in this PEA to Indicated and/or Measured and Indicated Resource

•
A condemnation drilling program to determine suitability of waste storage, TSF, site infrastructure locations through the drilling of 100 RAB drill holes of up to 200 m per hole for a total of of 20,000 metres

•	Advance the geotechnical including on-going:
•	Airborne geotechnical (LIDAR) surveys of the Toroparu Project area
•	Waste rock, TSF, site facility condemnation drilling programs
•	Geotechnical,, hydrological, seismic and other studies required for the permitting of the TSF
•	Continuation of the 2010 SGS metallurgical testing program to complete process recovery, comminution, and environmental characterization testwork to pre-feasibility level standards
•
Completion of economic trade off studies to determine final process flow sheet and the extent of the potential for on-site gold under operating and capital cost conditions similar to those presented in this PEA.

•	Completion of the environmental authorization and other permitting requirements to advance the project toward a production decision.

Subject to pre-feasibility level engineering and environmental studies deemed accurate to acceptable levels, we recommend that Sandspring undertake a full Feasibility Study on production from the Toroparu gold-copper resource.

The feasibility study and related resource drilling portion of the proposed budget is presented provisionally on the basis of positive recommendations outlined in this PEA. These recommendations will be subject to revision as pre-feasibility engineering studies dictate.

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Table- VIII Recommended Toroparu Deposit Budget
Area	Quotes / Contracts	Budget (US$)
In-Fill diamond drilling (30,000 metres @ $120.00/m)		3,600,000
Condemnation drilling (20,000 metres @ $35.00/m)		700,000
Project Costs (assays, equipment accommodations, travel, maintenance, etc.)		1,782,000
Camp & Support Cost Allocation (Fuel, permits, camp costs, operating supplies, etc.)		1,575,000
Pre-feasibility engineering studies	*	$2,689,000
Feasibility Report Allowance		$5,000,000

Total		$15,346,000

Exploration of Toroparu Deposit and Upper Puruni Property

With an overall Inferred Resource of approximately 214,000,000 tonnes in the updated mineral resource estimate and geological potential for expansion of “open” resource boundaries, there is good potential to significantly expand the current global resource base, and also increase resource quality in this estimate to Indicated and/or Measured and Indicated standard.

Additionally, new geologic and geophysical data suggests significant potential for on-strike extension and delineation of other targets along and sub-parallel to the Toroparu Deposit horizon. Therefore P&E recommends the actions proposed budget described in (Table- IX).

A multi-phase 90,000 metre (~180 hole) in-fill diamond drilling program to define the geologic potential of the 214,000,000 tonnes of total Inferred resource and define the “step-out” potential of the resource boundaries which remain open along strike, width and at depth.

A systematic exploration of the Upper Puruni Property to test potential sub-parallel targets and other anomalous areas that may contain economic quantities of mineralization, including; regional stream, auger, and trench sampling programs; geophysical data collection and interpretation; potentially RAB and or RC drilling; diamond drilling of selected targets.

Table- IX Recommended Toroparu & Upper Puruni Exploration Budget
Area	Budget (US$)
Combination in-fill/step-out/exploration diamond drilling (90,000 metres @ $120.00/m)	10,800,000
Project Costs (assays, equipment accommodations, travel, maintenance, etc )	5,346,000
Camp & Support Cost Allocation (Fuel, permits, camp costs, operating supplies, etc)	4,725,000
Consulting geophysical and geologic support	1,000,000

Total	$21,871,000

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Overall Proposed Budget
Toroparu Deposit Budge	$15,346,000
Upper Puruni Exploration Budge	$21,871,000
Large Scale Permit Conversion Legal Costs	$150,000
Off-Site Infrastructure Maintenance & Improvements	$3,500,000
General and Administrative Overhead Costs (12 months)	$4,000,000
Contingency @ 10%	$2,952,000
Grand Total	$32,473,000

It is recommended that the hydrological, seismic or permitting aspects of the TSF be examined further in subsequent studies. No drilling has been carried out in the vicinity of the TSF to confirm that this area does not contain appreciable quantities of mineralization

Quality control and assurance plans should also be implemented throughout the proposed drilling and metallurgical testing programs. Complete monitoring utilizing a variety of controls should be implemented as well as verification analyses using other recognized laboratories.

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1.0	INTRODUCTION AND TERMS OF REFERENCE

1.1	TERMS OF REFERENCE

The following report was prepared to provide an NI-43-101 compliant Technical Report containing an updated Mineral Resource Estimate and Preliminary Economic Assessment, (“PEA”) of the gold-copper mineralization contained in the Toroparu Gold-Copper deposit, Upper Puruni River Area, Guyana (the “Toroparu Deposit” or the “Toroparu Project”).

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Rich A. Munson, CEO of Sandspring Resources Ltd (“Sandspring”). Sandspring is an Ontario based company trading on the TSX-V under the symbol “SSP”, with its corporate offices at:

375 - 8000 South Chester Street	101 - 50 Richmond Street East
Centennial, CO 80112	Toronto, Ontario, M5C 1N7
USA	Canada

Tel: 720.854.0104	807.252.7800
Fax: 303.904.4989

This report has an effective date of April 30, 2011.

Mr. Eugene Puritch, P.Eng. and Mr. David Burga P.Geo, both qualified persons under the regulations of NI 43-101, conducted a site visit from April 27 and 28, 2010. An independent verification sampling program was conducted at this time. A site visit was also conducted by. Mr. Antoine Yassa, P.Geo. a qualified person under the regulations of NI 43-101, on February 2 to 5th, 2011. An independent verification sampling program was conducted by Mr. Yassa at that time.

The present Technical Report is prepared in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) and form NI 43-101F1 of the Ontario Securities Commission (“OSC”) and the Canadian Securities Administrators (“CSA”). The mineral resources in the estimate are considered compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on December 11, 2005.

The purpose of the current report is to provide an independent, NI 43-101 compliant, Technical Report, updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Prospect. P&E understands that this report will be used for internal decision making purposes and may be filed as required under TSX-V regulations. The report may also be used to support public equity financings.

1.2	SOURCES OF INFORMATION

This report is based, in part, on internal company technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the "References" section of this report. Several sections from reports authored by other consultants have been directly quoted in this report, and are so indicated in the appropriate sections. P&E has not conducted detailed land status evaluations, and has relied upon previous qualified reports, public documents and statements by Sandspring regarding Property status and legal title to the project.

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1.3	UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold and silver assay values are reported in grams per tonne (“g /t”) unless ounces per ton (“oz. /T”) are specifically stated. Base metal assay values are given in percent (“%”) or in parts per million (“ppm”). The US$ is used throughout this report. At the time of this report one CDN$ equalled US$ = 0.98.

1.4	GLOSSARY AND ABBREVIATION OF TERMS

In this document, in addition to the definitions contained heretofore and hereinafter, unless the context otherwise requires, the following terms have the meanings set forth below.

“CDN$”	means the currency of Canada.
“AA”	is an acronym for Atomic Absorption, a technique used to measure metal content subsequent to fire assay.
“asl”	means above sea level
“Au”	means gold.
“CIM”	means the “Canadian Institute of Mining, Metallurgy and Petroleum.”
“client”	means Sandspring Resources Ltd.
“cm”	means centimetres.
“Company”	means Sandspring Resources Ltd.
“CPC”	means a Capital Pool Company as defined under TSX-Venture exchange regulations.
“CSA”	means the Canadian Securities Administrators.
“Cu”	means copper.
“DCP”	is an acronym for Direct Coupled Plasma, a technique used to measure metal content subsequent to fire assay.
“E”	means east.
“el”	means elevation level.
“ETK”	means ETK Inc.
“Ga”	means gigayears, a unit of a billion years.
“GGMC”	means the Guyana Geology and Mines Commission.
“GoldHeart”	means GoldHeart Investment Holdings Ltd.
“g Au/t”	means grams of gold per tonne.
“ha”	means Hectare.
“km”	means kilometre.
“m”	means metre.
“M”	means million.
“Ma”	means millions of years.
“Meixner
Report”means the NI 43-101 compliant report by Henry M. Meixner titled “Technical Report on the Toroparu Copper-Gold Prospect, Upper Puruni River Area, Guyana”, dated July 10, 2008, revised August 8, 2008 with a second revision dated October 15, 2008

“mL”	means meter level.
“mm”	means millimetres.
“MPs”	means Mining Permits
“Mt”	means millions of tonnes.

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“N”	means north.
“NE”	means northeast.
“NI”	means National Instrument.
“NTS”	means National Topographic System.
“NW”	means northwest.
“NSR”
is an acronym for net smelter return, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties, after deducting certain expenditures as defined in the underlying smelting agreements.

“oz./T”	means ounces per short tonne.
“P&E”	means P&E Mining Consultants Inc.
“PLs”	means Prospecting Licences.
“Property”	means the Upper Puruni Property.
“ppm”	means parts per million.
“PPMSs”	means Medium Scale Prospecting Permits.
“Qualifying Transaction”	means a transaction where a CPC acquires significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.
“S”	means south.
“Sandspring”	means Sandspring Resources Ltd.
“Saprolite”
means a chemically weathered rock, mostly soft or friable and commonly retaining the structure of the parent rock since it is not transported. Saprolites contain predominantly quartz and a high percentage of kaolinite with other clay minerals which are formed by chemical decomposition of primary minerals, mainly feldspars.

“SE”	means southeast.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval.
“SW”	means southwest.
“t”	means tonnes (metric measurement).
“t/a”	means tonnes per year.
“Toroparu Project”	means the Toroparu Gold-Copper Deposit
“Toroparu Deposit”	means the Toroparu Gold-Copper Deposit
“tpd”	means tonnes per day
“TSX-V”	means the TSX Venture Exchange
“Upper Puruni Property”	means the 7 small scale claims, 167 cMedium Scal Prospecting Permits, 13 Mining Permits, and 5 PL’s held by ETK Inc.,
“US$” and “$”	means the currency of the United States.
“UTM”	means Universal Transverse Mercator.
“W”	means west.

1.5	ACKNOWLEDGMENTS

Sections 3.0 - Tenure, 4.0 - Accessibility, Climate, Local Resources, Infrastructure and Physiography, 9.0 – Exploration and section 10.0 – Drilling were prepared by Ms. Jarita Barry B.Sc. under the supervision of Dr. Wayne D. Ewert P.Geo who, acting as a QP as defined by NI 43-101, takes full responsibility for those sections of the report prepared by Ms. Barry, as outlined in his “Certificate of Author” attached to this report.

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2.0	RELIANCE ON OTHER EXPERTS

The authors wish to emphasize that they are Qualified Persons only in respect of the areas in this report identified in their certificates of Qualified Persons submitted with this report. The authors have relied, and believe that they have a reasonable basis to rely upon Sandspring who has contributed the legal, environmental, marketing and taxation information stated in this report.

Although copies of the licences, permits and work contracts were reviewed, an independent verification of land title and tenure was not performed. P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licences or other agreement(s) between third parties.

A draft copy of the report has been reviewed for factual errors by Sandspring. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statement and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

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3.0	PROPERTY DESCRIPTION AND LOCATION

3.1	PROPERTY DESCRIPTION AND TENURE

The Property descriptions of land held by ETK Inc., (“ETK”), have been updated based on information provided by Mr. Rich A. Munson, CEO of Sandspring and the descriptions contained herein therefore supersede those in any previous reports on the Property.

ETK, a private company in Guyana, has rights to small scale claim licences, Medium Scale Prospecting Permits (“PPMSs”), Mining Permits (“MPs”), and Prospecting Licences (“PLs”) within the Property. All of ETK’s issued and outstanding stock is owned by GoldHeart. All of the issued and outstanding stock of GoldHeart is owned by Sandspring Resources Ltd.,

Sandspring acquired its interest in Goldheart and ETK pursuant to the terms of a share purchase agreement dated May 11, 2009, as amended. For further information concerning the acquisition please refer to the Company’s long form prospectus dated November 13, 2009, which is available electronically under the Company’s profile at www.sedar.com.

The Property is comprised of seven small scale claim licences, 167 contiguous PPMSs and 13 MPs that together cover an area of 184,693.8 acres or 74,742.9 hectares, and block five contiguous PLs cover an area of 57,997 acres or 23,471 hectares. A list of the mineral tenures is given in Table 3.1-Table 3.3.

ETK has four positions of claim ownership in the Upper Puruni Area. The PLs are wholly owned by ETK. The seven small scale claim licences are located within the exterior boundaries of A-4/MP/011. Pam 1, Pam 2, Pam 3, Joy 1, Joy 2, Joy 3 and Joy 4 located in or near the Puruni River within the exterior boundaries of Mining Permit A-4/MP/011, described under MPs below, and as reflected on the records of the Guyana Geology and Mines Commission (“GGMC”) following verification surveys and reviews conducted in October, November and December 2007.

The MPs and PPMSs identified in Table 3.1 and Table 3.2, respectively, by the prefix “A” refer to permits which are owned by Alphonso, and are controlled by ETK under a joint venture agreement (the “Alphonso Joint Venture:”). The “Middle Ground” claims, directly north of the Toroparu pit and south of the PLs are held in a joint venture with Mr. Wallace Daniels and are listed on Table 3.1 and Table 3.2, respectively, with the prefix “D”. The Godette MPs south of the PLs and east of the Toroparu open pit are held under a joint venture agreement with the Godette family and are listed on Table 3.1 and Table 3.2, respectively, with the prefix “G” (see Table 3.1 and Table 3.2).

Ten parcels of land are subject to applications for the issuance of PPMSs filed by Mr. Wallace Daniels, a local Guyana resident. Ownership of PPMSs covering these ten parcels of land is the subject of a dispute between Mr. Daniels and a third party. Sandspring does not consider the disputed parcels as having any current material value and the parcels do not form any part of the resource estimate for the Toroparu Project and are not included in this Technical Report.

No geologic work, including surface sampling, trenching, drilling, and or mapping has been performed on the Daniels claims or the Godette MPs by Sandspring and Sandspring assigns no material value to these claims at this time.

P&E Mining Consultants Inc.
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Table 3.1 Land Tenure – Medium Scale Prospecting Permits
GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-106/014/500/95	164/2000	1109	Puruni River	90	June 06, 2011
A-106/015/501/95	165/2000	1199	Puruni River	52	June 06, 2011
A-106/016/502/95	166/2000	1199	Puruni River	51	June 06, 2011
A-106/017/503/95	167/2000	1158	Puruni River	36	June 06, 2011
A-106/018/504/95	168/2000	1158.8	Puruni River	35	June 06, 2011
A-140/000/0247/97	0080/2000	1106	Upper Mazaruni	96	February 10, 2012
A-140/001/0248/97	0081/2000	1200	Upper Mazaruni	105	February 10, 2012
A-140/002/0249/97	0082/2000	1143	Upper Mazaruni	108	February 10, 2012
A-140/003/0250/97	0083/2000	1180	Upper Mazaruni	123	February 10, 2012
A-140/004/0251/97	0084/2000	938	Upper Mazaruni	127	February 10, 2012
A-140/005/0252/97	0085/2000	627	Upper Mazaruni	135	February 10, 2012
A-140/007/0254/97	0086/2000	1106	Upper Mazaruni	131	February 10, 2012
A-140/008/0255/97	0087/2000	1180	Upper Mazaruni	126	February 10, 2012
A-140-009/0256/97	0088/2000	1180	Upper Mazaruni	122	February 10, 2012
A-140-010/0257/97	0089/2000	1180	Upper Mazaruni	107	February 10, 2012
A-140/011/0258/97	0090/2000	1180	Upper Mazaruni	104	February 10, 2012
A-140/012/97	0467/2002	1120	Upper Mazaruni	106	July 07, 2011
A-140/013/97	0659/2002	1120	Upper Puruni	121	October 06, 2011
A-140/014/97	0660/2002	1120	Upper Puruni	125	October 06, 2011
A-140/015/97	0661/2002	1120	Upper Puruni	130	October 06, 2011
A-140/016	5240/2002	1120	Tamakay	133	December 15, 2011
A-140/017/97	0662/2002	1120	Tamakay	68	October 06, 2011
A-140/018/97	0663/2002	1120	Tamakay	129	October 06, 2011
A-140/019/97	0664/2002	1120	Tamakay	124	October 06, 2011
A-140/020/97	0665/2002	1120	Upper Puruni	120	October 06, 2011
A-140/021/268/97	0523/2001	900	Tamakay	139	August 27, 2011
A140/023/270/97	0091/2000	1120	Purini River	158	February 10, 2012
A-140/024/271/97	0092/2000	1120	Puruni River	159	February 10, 2012
A-140/025/272/95	0093/2000	1120	Puruni River	160	February 10, 2012
A-140/026/273/97	0094/2000	1120	Puruni River	161	February 10, 2012
A-140/027/274/97	0095/2000	734	Puruni River	162	February 10, 2012
A-140/028/0275/97	0195/2001	1120	Purini River	141	March 13, 2012
A-140/029/97	0666/2002	1120	Tamakay	143	October 06, 2011
A-140/030/97	0667/2002	1120	Tamakay	142	October 06, 2011
A-141/000/0282/97	225/2000	1164	Pashanamu	101	May 29, 2012
A-141/001/0283/97	226/2000	1164	Pashanamu	100	May 29, 2012
A-141/002/0284/97	227/2000	922	Pashanamu	80	May 29, 2012
A-141/003/0285/97	228/2000	530	Pashanamu	99	May 29, 2012
A-141/004/0286/97	229/2000	1058	Pashanamu	109	May 29, 2012
A-141/005/0287/97	230/2000	1164	Pashanamu	110	May 29, 2012
A-141/006/0288/97	231/2000	551	Pashanamu	128	May 29, 2012
A-184/000/0394/99	0264/2001	941	Puruni River	31	March 11, 2012
A-184/001/0395/99	0265/2001	948	Ikuk River	44	March 11, 2012
A-184/002/0396/99	0266/2001	1137	Ikuk River	59	March 11, 2012
A-184/003/0397/99	0267/2001	987	Ikuk River	76	March 11, 2012
A-184/004/0398/99	0268/2001	1200	Ikuk River	78	March 11, 2012
A-184/005/0399/99	0269/2001	1200	Ikuk River	79	March 11, 2012
A-184/006/0400/99	0270/2001	1020	Ikuk River	98	March 11, 2012
A-184/007/0401/99	0271/2001	927	Ikuk River	97	March 11, 2012
A-184/008/0402/99	0272/2001	869	Ikuk River	77	March 12, 2012
A-184/009/99	0579/2002	804	Upper Puruni	149	August 15, 2011
A-184/010/99	0580/2002	804	Upper Puruni	148	August 15, 2011
A-184/011/99	0581/2002	780	Upper Puruni	147	August 15, 2011
A-184/012/99	0582/2002	1058	Upper Puruni	146	August 15, 2011

P&E Mining Consultants Inc.
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Table 3.1 Land Tenure – Medium Scale Prospecting Permits
GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-184/013/99	0583/2002	1170	Upper Puruni	150	August 15, 2011
A-185/001/99	0577/2002	795	Upper Puruni	5	August 14, 2011
A-185/002/99	0578/2002	1143	Upper Puruni	4	August 14 2011
A-185/003/0411/99	0227/2001	795	Puruni River	3	March 07, 2012
A-185/004/0412/99	338/2001	1043	Puruni River	19	May 17, 2012
A-185/005/0413/99	0228/2001	1200	Puruni River	15	March 06, 2012
A-185/006/0414/99	0229/2001	1200	Puruni River	20	March 06, 2012
A-185/007/0415/99	0330/2001	1200	Upper Puruni	28	March 06, 2012
A-185/008/0416/99	0331/2001	1190	Upper Puruni	29	March 06, 2012
A-185/009/0417/99	0424/2001	1190	Upper Puruni	30	May 27, 2012
A-185/010/0418/99	0425/2001	1036	Upper Puruni	43	May 28, 2012
A-185/011/0419/99	0426/2001	1071	Upper Puruni	42	May 28, 2012
A-185/012/0420/99	0332/2001	1071	Upper Puruni	41	March 06, 2012
A-185/013/0421/99	0333/2001	1087	Upper Puruni	40	March 07, 2012
A-185/014/0422/99	0334/2001	1136	Upper Puruni	39	March 06, 2012
A-185/015/0423/99	0335/2001	1200	Ikuk River	38	March 06, 2012
A-185/016/0424/99	0336/2001	637	Ikuk River	58	March 06, 2012
A-185/017/0425/99	0337/2001	658	Ikuk River	57	March 06, 2012
A-185/018/0426/99	0338/2001	658	Upper Puruni	56	March 06, 2012
A-185/019/0427/99	0339/2001	607	Upper Puruni	55	March 06, 2012
A-185/020/0428/99	0340/2001	679	Upper Puruni	54	March 06, 2012
A-185/021/0429/99	0341/2001	637	Upper Puruni	53	March 06, 2012
A-185/022/0430/99	0342/2001	1125	Ikuk River	75	March 06, 2012
A-185/023/0431/99	0343/2001	1125	Ikuk River	74	March 07, 2012
A-185/024/0432/99	0344/2001	1125	Ikuk River	73	March 07, 2012
A-185/025/0433/99	0345/2001	1200	Ikuk River	72	March 08, 2012
A-185/026/0426/99	0346/2001	700	Putaring	71	March 08, 2012
A-185/027/99	0697/2002	675	Upper Puruni	70	October 16, 2011
A-185/028/0436/99	0347/2001	1150	Putaring	95	March 07, 2012
A-185/029/0437/99	0348/2001	1139	Putaring	94	March 07, 2012
A-185/030/0438/99	0349/2001	1035	Putaring	93	March 08, 2012
A-185/031/0439/99	0350/2001	1081	Putaring	92	March 08, 2012
A-185/032/0440/99	0351/2001	1200	Putaring	2	March 06, 2012
A-185/033-0441/99	0352/2001	1200	Putaring	1	March 06, 2012
A-185/034/0442/99	0353/2001	1104	Putaring	9	March 08, 2012
A-185/035/0443/99	0354/2001	1066	Puruni River	10	March 08, 2012
A-185/036/0444/99	0355/2001	1066	Puruni River	14	March 08, 2012
A-185/037/0445/99	0356/2001	1104	Tamakay	13	March 08, 2012
A-185/038/0446/99	0357/2001	1115	Puruni River	17	March 07, 2012
A-185/039/0447/99	0358/2001	1114	Tamakay	18	March 08, 2012
A-185/040/0448/99	0359/2001	1000	Tamakay	26	March 08, 2012
A-185/041/0449/99	0360/2001	1080	Tamakay	27	March 08, 2012
A-199/000/2000	620/2001	1016	Puruni River	64	September 19, 2011
A-199/001/2000	621/2001	1016	Puruni River	81	September 19, 2011
A-199/002/2000	622/2001	1200	Tamakay	82	September 19, 2011
A-199/003/2000	623/2001	1016	Puruni River	83	September 19, 2011
A-199/004/2000	624/2001	1016	Puruni River	85	September 19, 2011
A-199/005/2000	625/2001	1016	Puruni River	87	September 19, 2011
A-199/006/2000	626/2001	1016	Puruni River	115	September 19, 2011
A-199/007/2000	627/2001	1014	Puruni River	117	September 19, 2011
A-199/008/2000	628/2001	1085	Puruni River	118	September 19, 2011
A-199/009/2000	629/2001	1119	Puruni River	114	September 19, 2011
A-199/010/2000	630/2001	1125	Puruni River	103	September 19, 2011
A-199/011/2000	631/2001	1102	Puruni River	102	September 19, 2011

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Table 3.1 Land Tenure – Medium Scale Prospecting Permits
GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-199/012/2000	632/2001	1102	Puruni River	111	September 19, 2011
A-199/013/2000	633/2001	1076	Puruni River	112	September 19, 2011
A-199/014/2000	634/2001	1102	Puruni River	113	September 20, 2011
A-199/015/2000	643/2002	1148	Tamakay	119	October 15, 2011
A-199/016/2000	635/2001	725	Puruni River	138	September 20, 2011
A-199/017/2000	636/2001	910	Puruni River	137	September 20, 2011
A-199/018/2000	637/2001	1029	Puruni River	136	September 20, 2011
A-199/021/2000	639/2001	1011	Puruni River	32	September 20, 2011
A-199/022/2000	640/2001	995	Puruni River	33	September 20, 2011
A-199/023/2000	641/2001	965	Puruni River	34	September 20, 2011
A-199/024/2000	642/2001	958	Puruni River	48	September 20, 2011
A-199/025/2000	643/2001	1024	Puruni River	60	September 20, 2011
A-199/026/2000	644/2001	940	Puruni River	37	September 20, 2011
A-199/032/2000	649/2001	1024	Puruni River	61	September 20, 2011
A-199/033/2000	0644/2002	998	Tamakay	45	October 07, 2011
A-199/034/2000	0645/2002	998	Tamakay	47	October 07, 2011
A-199/035/2000	0646/2002	998	Tamakay	46	October 07, 2011
A-199/036/2000	0647/2002	1024	Tamakay	62	October 07, 2011
A-199/037/00	0648/2002	983	Upper Puruni	63	October 07, 2011
A-199/038/00	0649/2002	1140	Upper Puruni	49	October 08, 2011
A-199/039/00	0686/2002	912	Upper Puruni	50	October 08, 2011
A-199/040/00	0687/2002	1072	Upper Puruni	67	October 08, 2011
A-199/041/00	0688/2002	1180	Upper Puruni	89	October 08, 2011
A-199/042/00	0689/2002	963	Upper Puruni	116	October 08, 2011
A-199/043/00	0690/2002	1123	Upper Puruni	88	October 08, 2011
A-199/044/00	0691/2002	1098	Upper Puruni	86	October 08, 2011
A-199/045/00	0692/2002	1098	Upper Puruni	84	October 08, 2011
A-199/046/00	0693/2002	1123	Upper Puruni	66	October 08, 2011
A-199/047/00	0694/2002	1123	Upper Puruni	65	October 08, 2011
A-218/001/2001	0678/2002	585	Tamakay	163	October 15, 2011
A-218/002/2001	0594/2002	693	Tamakay	144	August 15, 2011
A-225/000/2001	0679/2002	1147	Tamakay	151	September 20, 2011
A-225/001/2001	0680/2002	747	Tamakay	152	September 25, 2011
A-225/002/2001	0681/2002	878	Tamakay	153	September 25, 2011
A-225/003/2001	0682/2002	484	Tamakay	154	September 26, 2011
A-225/004/2001	0683/2002	1150	Tamakay	155	September 25, 2011
A-225/005/2001	0684/2002	1140	Tamakay	156	September 25, 2011
A-225/006/2001	0475/2002	1140	Tamakay	157	July 07, 2011
A-302/001	0672/2003	1120	Puruni River	69	November 05, 2011
A-302/002	0671/2003	1120	Puruni River	140	November 05, 2011
D-166/000/2004	946/04	1200	Ororiparu	167	December 07, 2011
D-166/001/2004	947/04	1200	Ororiparu	170	December 07, 2011
D-166/002/2004	948/04	1200	Ororiparu	171	December 07, 2011
D-166/003/2004	949/04	1200	Ororiparu	172	December 07, 2011
D-166/004/2004	950/04	1195	Ororiparu	168	December 07, 2011
D-166/005/2004	951/04	1200	Ororiparu	169	December 07, 2011
D-166/006/2004	952/04	1200	Ororiparu	173	December 07, 2011
D-166/007/2004	953/04	929	Ororiparu	174	December 07, 2011
D-166/008/2004	954/04	1196	Ororiparu	175	December 07, 2011
D-166/010/2004	950/04	1195	Ororiparu	176	January 16, 2012
D-166/011/2004	021/06	1052	Ororiparu	182	January 16, 2012
D-166/013/2004	022/06	444	Ororiparu	177	January 16, 2012
D-166/015/2004	023/06	430	Ororiparu	178	January 16, 2012
D-166/017/2004	024/06	445	Ororiparu	179	January 16, 2012

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Table 3.1 Land Tenure – Medium Scale Prospecting Permits
GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
D-166/018/2004	025/06	1052	Ororiparu	180	January 16, 2012
D-166/019/2004	026/06	1052	Ororiparu	181	January 16, 2012
D-181/000/2005	018/06	927	Puruni Head	165	January 16, 2012
D-181/001/2005	019/06	1014	Puruni Head	166	January 16, 2012
D-181/002/2005	020/06	1093	Puruni Head	164	January 16, 2012
D-184/000/2005	251/06	761	Toroparu	21	May 01, 2012

Table 3.2 Land Tenure – Mining Permits
GS8 Number	MP Number	Area (Acres)	Location	Map Number	Renewal Date
A-4/MP/000//	A-4/MP/010//	1145	Mazuruni	16	April 28, 2012
A-4/MP/001//	A-4/MP/011//	603	Mazuruni	24	April 28, 2012
A-4/MP/002//	A-4/MP/012//	858	Mazuruni	25	April 28, 2012
A-4/MP/003//	A-4/MP/013//	1098	Mazuruni	23	April 28, 2012
A-4/MP/004//	A-4/MP/014//	992	Mazuruni	6	April 28, 2012
A-4/MP/005//	A-4/MP/015//	1145	Mazuruni	12	April 28, 2012
A-4/MP/006//	A-4/MP/016//	893	Mazuruni	7	April 28, 2012
A-4/MP/007//	A-4/MP/007//	1123	Mazuruni	8	April 28, 2012
A-4/MP/008//	A-4/MP/008//	1117	Mazuruni	11	April 28, 2012
A-4/MP/009//	A-4/MP/009//	1200	Mazuruni	22	April 28, 2012
G-6/MP/000	09/2003	960	Turupuru	195	April 9, 2012
G-6/MP/001	08/2003	1120	Turupuru	194	April 9, 2012
G-6/MP/002	07/2003	996	Turupuru	193	April 9, 2012

Table 3.3 Land Tenure – Prospecting Licences
PL Number	Area (acres)	Renewal Date
PL 01/2002 GS 14 E-10	11,960	September 18, 2011
PL 02/2002 GS 14 E-09	11,960	September 18, 2011
PL 03/2002 GS 14 E-11	11,986	September 18, 2011
PL 04/2002 GS 14 E-12	10,155	September 18, 2011
PL 05/2002 GS 14 E-13	11,936	September 18, 2011

Mineral claims are subject to annual rentals by the dates as indicated in Table 3.1, Table 3.2, and Table 3.3. Sandspring acknowledges that the rentals are paid in full for all claims as of the date of this report. ETK has been, and will continue to remain responsible for the payment of rentals. P&E has not reviewed the ability of ETK, GoldHeart, Sandspring or their investors to make payments or maintain these claims.

Payments on the claims are made each year prior to the renewal date of each claim. The ten units designated as A-4/MP/007, A-4/MP/008, A-4/MP/009, A-4/MP/010, A-4/MP/011, A-4/MP/012, A-4/MP/013, A-4/MP/014, A-4/MP/015, and A-4/MP/016, refer to MPs that were converted from PPMSs.

The rental rates for each of the MPs are the sum of US$1.00 per acre per annum. The rent for each of the thirteen MPs is fully paid.

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Mineral tenures in Guyana allow for four scales of operation. These include small scale claim licences of 460 x 245 meters. or a river claim consisting of one mile of a navigable river. PPMSs and MPs cover between 150 to 1200 acres each and are restricted to ownership by Guyanese. However, foreigners may enter into joint venture arrangements whereby the two parties jointly develop the Property. PLs covering between 500 and 12,800 acres are granted to foreign companies. Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

Rental rates for PLs are US$0.50 per acre for the first year; US$0.60 per acre for the second year, and US$1.00 per acre for the third year. An application fee of US$100 and a Work Performance Bond, equivalent to 10% of the approved budget for the respective year, is also payable. The term for PLs is three years with two rights of renewal for one year each. After renewing the PLs twice, ETK was given permission to continue renewing on an annual basis. ETK has since requested a renewal for all five PLs for a full three-year term beginning on September 18, 2008. ETK has been advised by the Guyanese Ministry of Mining that the GGMC has agreed to the reissuance and is processing the necessary paperwork. ETK has paid all rentals for the PLs that have come due since GGMC agreed to the reissuance.

The Property has not been surveyed formally on the ground. Surveys have been conducted in parts of the Property relating to road-building and access into the Toroparu pit area. Several GPS surveys have been done by ETK personnel to locate drill collar points and by Henry Meixner (author of the Meixner Report) in order to locate geological features, sample points, trenches, bench faces, buildings, pit dimensions, tailings impoundments, old workings, roads and other pertinent features surrounding the main operations around the Toroparu pit. The known mineral zones and mine workings, tailing ponds, ore storage, waste storage and historic alluvial workings are contained on MP A-4/MP/011 i.e. the main Toroparu pit area (Table 3.2 Map Number 24), and on A-4/MP/008 (Table 3.2 Map Number 11), A-4/MP/010 (Table 3.2 Map Number 16), A-4/MP/012 (Table 3.2 Map Number 25), A-4/MP/013 (Table 3.2 Map Number 23), and A-4/MP/015 (Table 3.2 Map Number 12).

The Alphonso Joint Venture stipulates that ETK is the sole operator and has the sole decision making discretion in all matters pertaining to gold exploration of the Property. Royalty payments of 6% are payable to Alphonso on gold production from the properties mined by either placer or conventional mining operations.

The royalty payments to Alphonso are in addition to the 5% royalty payable to the Government of Guyana. The joint venture agreement also gives ETK the option of purchasing 100% of Alphonso’s interest in the Upper Puruni Gold Prospect for the sum of US$20 million dollars. There are no credits against the US$20 million dollar option price for royalty or other payments made by ETK to Alphonso.

The joint venture agreement between ETK and Daniels provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for the Daniels claims and a 1% net profits interest to Daniels with a maximum payment under the net profits interest of US$50,000 dollars.

ETK has sole operatorship and sole decision-making discretion in all matters pertaining to joint venture operations, including gold exploration on the lands subject to the Godette joint venture.

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ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties. The Godette joint venture agreement also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette joint venture for the sum of USD$300,000. The buyout option does not have an expiry date. There are no credits against the USD$300,000 option price for royalty or other payments made by ETK to the Godettes.

Alphonso, the Godettes', Daniels and ETK have the exclusive right to conduct alluvial mining activities on the lands subject to their respective MPs, PPMSs, PLs, and Small Scale Claim Licences for the recovery of gold for so long as the rentals due on the PPMSs, Small Scale Claim Licences, MPs and PLs are paid and the PPMSs, Small Scale Claim Licences, MPs and PLs are renewed as and when due under the provisions of the Mining Act of Guyana and the Regulations made thereunder. Under the respective joint venture agreements with ETK, each of the permit holders have granted ETK the exclusive right to conduct joint venture operations on the lands subject to such permits and subject to a personal, non-assignable right to mine being retained by Alphonso and the Godettes on their respective permitted lands.

As of the date of this report all Small Scale Claim Licences, PPMSs, MPs and PLs are in good standing.

To the best of the writers’ knowledge there are no historical environmental liabilities on the Property.

3.2	LOCATION

The Property is located in the Upper Puruni River Area of north-western Guyana. The geographic location of mining operations the Property, are located at 06° 27’ North Latitude and 60° 03’ West Longitude, corresponding to UTM co-ordinates of 714450 N and 826200 E. The Property location is shown on Figure 3.1 and the claims area is shown on Figure 3.2.

Figure 3.3 shows in detail the projected deposit and saprolite pit outline in relation to the interpreted IP data.

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Figure 3.1	Upper Puruni Property and Toroparu Deposit Location Map; from Sandspring & updated by P&E (2010)

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Figure 3.2	Upper Puruni Property Claim Map from Sandspring (2010)

PL05/2002: GS14:E-13
PL04/2002: GS14:E-12
PL03/2002: GS14:E-11
PL01/2002: GS14:E-10
PL02/2002: GS14:E-9
MAIN PIT
830000mE
720000mN
Putareng River
Mazaruni River
Puruni River
Airstrip
Prospecting Licences (PL) ETK Owned
Mining Permits (MP)
Medium Scale Prospecting Permits (PPMS) Alphonso Claims
Daniels Claims
Godette Claims
MILES
0
5
10
Sandspring Resources Ltd.
TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA
CLAIM MAP
DATE: May 29, 2009
SCALE: As shown
FIGURE: 3-2

P&E Mining Consultants Inc.
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Figure 3.3	Detail of Toroparu Deposit from Sandspring (2011)

TPD-096
TPD 098
TPD109
TPD107
TPD100
TPD102
TPD114
TPD104
TPD112
TPD113
TPD108
TPD110
TPD101
TPD103
TPD 097
TPD 095
TPD 099
TPD105
N
Total Chargeability
mV/V
4.1 4.7 5.0 5.3 5.6 6.0 6.3 6.7 6.9 7.2 7.5 7.8 8.4
SANDSPRING RESOURCES LTD.
Toruparu Project
Guyana
Gradient IP Survey - Total Chargeability
4 Second Time Domain IP
Elrec Pro - IPT1-B
Data MM Processing CP
C-88 November 2008
Drill Holes Locations
Alluvial Pits
Open Pit
River
Indicated contour
Drill Hole
Mine road
823500E
824000E
824500E
825000E
825500E
826000E
826500E
827000E
827500E
828000E
828500E

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4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	ACCESS

Access to the Property and the Toroparu Mine from Georgetown is via a 385 km gravel road. The travel time is approximately 12 to 16 hours in the dry season from August to May. River crossings are encountered at Sherima, Itaballi and Peters Mine/Puruni Crossing. The Essequibo River is navigable to the river port at Itaballi. Heavy equipment and cargo is transported by ocean going vessels and barges on the Essiquibo River to Itiballi. There it is loaded on to trucks and transported 225 km on the Puruni Road to Toroparu. Transport on the Puruni Road takes roughly 7 to 10 hours in the dry season. A one-hour flight (220 km) by charter aircraft from Ogle airfield in Georgetown is available daily to the 2,500 ft. GAA certified airstrip at the Toroparu camp.

The Property is in deep jungle and temperatures are in the range of 25° C to 30° C throughout most of the year. A wet season occurs in December to February and a second wet period in May to July of each year. Although exploration drilling can be carried out on a year-round basis, the dry season from July to November is the most advantageous time to carry out exploratory surveys such as geochemical sampling, drilling and geophysical surveys.

Labourers with a variety of experience in heavy equipment operation are available in Georgetown and from villages situated along the rivers. Water for drilling is readily available throughout the year. There is no nearby electricity grid and 300kVA power is generated on site by four large diesel generators.

The topography is flat to gently undulating to hilly with a relief of a few hundred metres that is occasionally interspersed with steep hills of meta-basic rock, whereas the metasediments represent flatter topographies. The Toroparu pit is adjacent to a very gentle valley and the area surrounding the pit has had berms constructed to contain the tailings from past mining operations. Areas for future waste rock and pre-strip material storage disposal or heap leach pads and potential processing plant sites are readily available in the vicinity of the present operations.

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5.0	HISTORY AND PREVIOUS EXPLORATION

5.1	EXPLORATION HISTORY

The following is a summary of the exploration history of the Toroparu area.

Table 5.1 Summary of Historical Exploration in the Toroparu Area
Late 1880's to early 1900's
Historic exploitation of alluvial gold and diamonds in the Toroparu area dates back to about 1887. Conolly (1926) described alluvial diamond operations up to about 1914, to the northwest of the Toroparu area. Grantham (1934) described gold and diamond workings in the Majuba Hill and Wynamu areas. The Wynamu River lies adjacent to the Toroparu pit and is labelled as “Toroparu River” on some older maps.

1950	Pollard and Hamilton created a geological map of the area in 1950 on which the locations of gold and diamond workings were noted (Pollard, 1950).
1997
Alphonso commenced alluvial mining at Toroparu in 1997, mining old tailings and river alluvium by washing material into a pit with high pressure water jets and pumping the slurry up to a sluice box. By 1999, much of the alluvial material was exhausted and work proceeded deeper into the underlying saprolite so that the surficial alluvial area was gradually developed into a pit (the Toroparu open pit).
The Alphonso operations continued until 2001.

1999
ETK began auger drill sampling to the east and west of the pit area and also evaluated the possibility of re-working the tailings. Reports by Hopkinson (1999), Uzunlar (2000) and Shaffer (2000, 2001, and 2003) summarize the available assay data.

2000
The Guyana Geology and Mines Commission carried out regional mapping and geochemical drainage sampling (Heesterman et al 2001) that showed an anomalous gold and copper area in the immediate Toroparu area.

ETK entered into an exploration joint venture with Alphonso and commenced rehabilitation and upgrading a 240 km access road into the Property to facilitate the transport of mining equipment and supplies to the mine site.

2001
Alphonso ceased mining operations in 2001 in the Toroparu open pit. 15 “land dredges” were employed at the peak of the Alphonso mining activity in the Toroparu open pit area. It has been estimated that 60,000 ounces of gold may have been produced historically over a 70 year period from the Toroparu area.

2001 to 2003
ETK carried out further auger drill sampling in 2001 and 2003 to the east and west of the open pit area. This work reportedly identified an estimated 1.4 million tons of historic auriferous tailings located southeast of the main pit area.

2003 to 2004
Heesterman carried out drainage geochemical sampling in the PL blocks located north of the Toroparu pit area and around the pit itself reporting that gold mineralization could extend at least 6 km to the northwest and 1 km to the southeast of the Toroparu open pit.

2004
ETK commissioned a gravity circuit to test-mine the gold-bearing tailings and saprolite (described in Section 15.3.3), and also conducted exploration for additional gold sources defined in the GGMC regional geochemical and prospecting survey of the Upper Puruni area.

From December 2004 to April 2007 ETK conducted intermittent, seasonal test-mining from saprolite, in the Toroparu pit using a combination of hydraulic sluicing and a gravity circuit with screens, ball mill, Falcon centrifugal concentrators and shaker tables.

2005
In 2005 and 2006, two phases of trench-channel sampling were completed by Meixner and Wesa to investigate the gold mineralization in the saprolites of the pit area and to determine the suitability for conducting further exploration. A zone of gold mineralization, over an area of about 180 m x 100 m, was identified in the saprolitic rock of the pit area with average grades in the general range of 0.5 to 1.5 g Au/t. This zone was open in all directions.

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Table 5.1 Summary of Historical Exploration in the Toroparu Area
2006 & 2007
TerraQuest conducted a 5 km x 4.5 km high resolution Tri-sensor Magnetic and Radiometric Airborne Survey around the Toroparu Pit area in October 2006. . The pit area was found to lie within a magnetically low area just to the south of a large magnetic high area of unknown provenance. The survey outlined a number of magnetic and radiometric anomalies in the areas adjacent to the Toroparu Deposit.

ETK initiated the Phase 1drill program in December 2006 as recommended by Meixner and Wesa (Meixner and Wesa, 2006). Phase 1 included the drilling of 13 NQ cored drill holes (3480m) under and around the Toroparu open pit by March 2007. Phase II drilling of an additional 10 NQ cored drill holes (3748m) was completed in August 2007. Phase I and II drilling defined a mineralized block of 600 m x 300 m x 300 m around the Toroparu Pit area (Meixner 2008),

2008
The ETK Phase III drill program consisting of 6 NQ cored drill holes (2590 m) was undertaken from April to May 2008. A total of 30 drill holes (TPD 001-030) comprising 10,218m defined a zone of mineralization of 650m x 350 m x 425 m. That was open in all directions. Twenty seven holes totalling 9,492 formed the basis for the initial mineral resource estimate published in P&E’s Technical Report No. 153, effective October 26, 2008, titled “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect, Upper Puruni River, Guyana”

ETK carried out additional auger drill sampling to the northwest of the pit area over a 2 x 3 km area, using a mechanized auger. Nine north-easterly lines of auger samples, spaced 500 m apart, were sampled to 5 m depths at approximately 50 m sample intervals. This survey tested the saprolitic rocks beneath the alluvial cover for gold and copper in an area of historic gold workings that lies to the northwest of the Toroparu open pit area”.

2009
The ETK Phase IV drilling program conducted between August-December 2009 comprised 21 NQ cored drill holes (10,102m)  Thirteen holes were drilled over the Toroparu open pit area with depths upwards of 500 m and others were drilled as off-trend exploratory holes as defined in P&E’s Tech Rpt. Nr. 186, effective May 12,2010

Approximately 2500 saprolite samples were collected using hand and power augers during 2009 to depths from 1 m to 15 m. The soil grids were oriented perpendicular to regional structures, extending approximately 4.5 km to the WNW from the Toroparu resource area. Assay results show several areas of gold enrichment along trend with the highest assay value equal to 9.94 g Au/t.

Forty one trenches totalling 6,000 m spaced at regular intervals and oriented perpendicular to the regional structural trend where possible were completed from August to October along a 5 km strike length to the northwest of the Toroparu open pit.

Sandspring acquired 100% of GoldHeart, who owned 100% of ETK's outstanding stock, in a transaction that closed on November 24, 2009.

For details on the ETK drilling the reader is referred to previous NI 43-101 Technical Reports by P&E (2008 report No. 153, 2010 report No.186, and 2010 report No. 193).

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5.2	2010 SANDSPRING PHASE 1 AND 2 DRILLING

The initial 2 phases of the 2010 Sandspring Drilling Program, as summarized below, were conducted during the period January to August 2010 as a follow-up on earlier drilling conducted by ETK during the 2006–2009 drilling seasons. For details on the ETK drilling the reader is referred to previous NI 43-101 Technical Reports by P&E (2008 report No. 153, 2010 report No.186, and 2010 report No. 193).

During Phase 1 of the 2010 drilling the Company carried out in-fill and definition drilling of the open pit area (Main zone) and step out drilling east-southeast and west-northwest of the open pit. Phase 1 in-fill drilling, conducted from January to April 2010, was focused on the open pit area (holes TPD 051-066, totalling 8,350 m), in order to upgrade the resource categories of the mineralization encountered in previous drilling programs around the main open pit zones.

Phase 2 drilling, conducted from April to August 2010 comprising 27 diamond drill holes (TPD067- TPD93) and totalling 15,844 m were drilled east and in particular west of the Toroparu main zone. The down-hole length of the holes varied from 389 m to 780 m. These holes were typically inclined at -45 or -50 degrees, towards either the northeast (at an azimuth of 027) or southwest (at an azimuth of 207) and the deepest hole reached a total down-hole length of 780 m. Most of the holes were drilled along trend to the northwest and up to approximately 1400 m from the western outline of the previous contour of the indicated resource.

The drilling along trend to the northwest and outside of the mineralized zone approximately 400 m from TPD052 was performed to outline the contour of the indicated resource and extend the resource to the northwest. Holes TPD078 and TPD079 were drilled off trend towards the southwest on exploration targets from the 2009/2010 IP survey.

TPD080 was designed to be a step out hole to extend the mineralization to the northwest approximately 150 m along trend.

TPD081, TPD082, TPD084, TPD085, TPD086 and TPD089 were designed as exploration holes, drilled towards the northeast targeting low IP anomalies. TPD083 and TPD087 were also exploration holes drilled towards southwest on low IP anomalies.

TPD081, TPD082, TPD084, TPD085, TPD086 and TPD089 were designed as exploration holes, drilled towards the northeast targeting low IP anomalies. TPD083 and TPD087 were also exploration holes drilled towards Southwest on low IP anomalies.

All holes were cored with HQ rods within saprolite and transition zone sections, followed by NQ rods within the hard rock and angled roughly perpendicular to the trend of mineralization. Recoveries ranged from between 70-90% in saprolite to 90-100% in hard rock.

Technical information regarding the Sandspring Phase 3 (September to December 2010) boreholes drilled after TPD-093 is presented in Section 10 of this report.

Figure 10.1 to Figure 10.3 show representative cross-sections through the Toroparu Deposit and illustrate the drill holes on each section from all phases of drilling.

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5.3	PREVIOUS METALLURGICAL TESTING

The following summary outlines past metallurgical testing and mineral processing carried out at the Toroparu Deposit and is intended as a historical reference only.

In 2002 Hazen Research Inc. (“Hazen”) evaluated the gold recovery potential of the Toroparu tailings (Hazen, 2002). A composite sample, with a calculated head grade of 3.28 g Au/t and weighing 370 kg was tested and results indicated that the Falcon concentrators at the Toroparu Deposit could recover 38.2% of gold in the tailings, however higher recoveries (to 90%) could be obtained by a combination of grinding to 100 mesh and gravity separation in closed circuit with grinding, followed by either froth flotation or cyanidation.

In 2003 ETK submitted a composite sample of saprolite, weighing 150 kg and with a calculated grade of 2.80 g Au/t, to Hazen for testing (Hazen, 2003). Testwork showed that with minus 100 mesh grinding and gravity concentration, up to 80.1 % of the gold could be recovered. Recovery increased to 93.9% with froth flotation of the gravity tailings.

Beginning in 2004, ETK intermittently carried out test-mining of the saprolite from the pit, never achieving recoveries of more than about 18%. Low recoveries were attributed to the predominance of fine, micron-sized gold flakes in combination with high viscosity saprolite ore slurries, making gravity capture of the gold very inefficient.

In October 2005, Meixner and Wesa (Meixner, 2006) sampled ore slurries (with average grades of 2.58 g Au/t) that were being mined by ETK in October 2005. Tailings samples, taken during the same time interval as the ore slurries were being processed returned 2.13 g Au/t, indicating significant gold loss in the concentrator plant and gold accumulation in the tailings pond.

During the period from November 19, 2005 to February 28, 2006 accurate production records were kept by ETK of saprolite ore processing through the pilot gravity separation plant (Shaffer, 2006). A total of 59.625 kilograms (1,917 ounces) of gold were recovered from 199,297 metric tonnes of saprolite ore for a calculated recovered grade of 0.30 g Au/t. An average grade of 2.64 g Au/t was determined and analyzed at Loring Laboratories in Georgetown. The recovery rate of the gravity circuit was calculated to be 11%.

In February 2006, R. Hyyppa, P.E., consulting mining engineer to ETK, conducted an analysis of the gravity separation procedure (Hyyppa, 2006b) at Toroparu by testing the addition of a flotation circuit to improve gold recoveries (Hyyppa, 2006a). Results showed that 99.5% of the gold in the concentrate occurred in the -150 mesh fraction and that between 49% and 95% of the gold was theoretically recoverable by flotation.

In 2009, Sandspring contracted SGS Lakefield Research Limited Metallurgical Testing, to carry out initial metallurgical testwork on samples of saprolite ore, saprolite tailing mixture and hard rock from the Toroparu Deposit. Testing has indicated positive results for copper and gold in both the hard rock and saprolite samples and a summary of this work is given in Section 15.1 of this report.

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In 2009, Sandspring contracted SGS Lakefield Research Limited Metallurgical Testing to carry out initial metallurgical testwork on samples of saprolite ore, saprolite tailing mixture and hard rock cores from the Toroparu Deposit. Testing has indicated positive recoveries of copper and gold from both the hard rock core and saprolite samples using standard flotation processes. A summary of this work is given in Section 15.1 of this report.

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6.0	GEOLOGICAL SETTING

6.1	GUIANA SHIELD

The Guiana Shield, located in the northern portion of the Amazonian Craton, is a dismembered portion of the West African Craton that is well known for its gold potential. The geologic setting of the Northern Guiana Shield consists primarily of alternating volcano-sedimentary belts intruded by large granitoid batholiths and stocks of Paleo-proterozoic age.

Numerous economic gold deposits have been discovered in both the West African and Guiana Shields. Lower Proterozoic volcano-sedimentary sequences over the last few decades. Most of West African deposits are in production. Examples include the Obuassi, Ahafo, Tarkwa, Chirano gold deposits in Ghana; the Sadiola, Morila and Syama deposits in Mali; the Essakane, Taparko, Mana and Youga deposits in Burkina Faso and the Tongon gold deposit in Côte d’Ivoire.

In contrast to West Afric, few of the Giuana Shield deposits are in production, and the majority of the Guiana Shield is geologically underexplored. Geological mapping and regional exploration is hampered in the Guiana Shield by tropical vegetation and thick weathering profiles. In spite of this disadvantage, several significant gold discoveries have been made, including Las Christinas, Las Brisas in the Kilometre 88 district of Venezuela, Omai in Guyana, Gros Rosebel and Nassau in Suriname, and Paul Isnard, Camp Caiman and others in French Guiana. Historically, Omai in Guyana, and presently, Gros Rosebel in Suriname, are the producing gold mines on the Shield.

In the northern part of the Guiana Shield, the supracrustal sequences constitute the Barama-Mazaruni Supergroup and form three sub-parallel northwest oriented belts, having similar lithostratigraphy. Each of the belts features a base comprised of mafic tholeiitic basalts and minor ultramafic rocks, overlain by volcanics of intermediate composition alternating with terrigenous sediments. They are interpreted to have formed by successive back-arc closure and extensional oceanic-arc systems between 2200 and 2100 Ma. In Suriname and French Guyana molasse type sediments form sequences of siltstones, greywackes and conglomerate, unconformably overlying the volcano-sedimentary sequences. Geochronological data suggest ages around 2125 Ma, which correlates well with the Tarkwaian, gold bearing, clastic sediments of West Africa (Milesi, 1995). The extension of these terrigenous facies to the west into the Guiana Shield has not been mapped, but there are indications they exist.

Crustal shortening is reflected by polyphased deformation, which resulted in shear zone dominated strain and tight folding, arranging the volcano-sedimentary sequences in more or less elongated belts.

The above described supracrustal sequences are intruded by numerous, large and small calc-alkaline felsic to intermediate granitoid intrusions, called the “granitoid complex”, with ages ranging from 2140 to 2080 Ma (G. Voicu et al., 2001). These plutons form large batholithic zones in between the volcano-sedimentary belts and small plutons within the belts.

The Paleoproterozoic terranes of the Guiana Shield are marked by several large scale shear zones. The most prominent of these structural corridors stretches over 500-600 km in a west-north-westerly direction across most of the Guiana Shield. In Guyana this feature is known as the Makapa-Kuribrong Shear Zone (MKSZ). An interesting observation is that a majority of the known gold mineralization systems are located in the vicinity of these regional tectonic features.

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Figure 6.1	Geological Setting from Meixner (2008)

N
Orinoko River
66°W
64°W
62°W
60°W
58°W
56°W
54°W
52°W
50°W
8°N
6°N
4°N
2°N
0°
TOROPARU COPPER-GOLD PROSPECT
Atlantic Ocean
Georgetown
Paramaribo
0 200
km
El Callao Mining District
Kilometre 88 Mining District
Las Christinas/Brisas
Omai Mine
Gros Rosebel
St Elie
Cayenne
Camp Caiman
Dorlin
Vaoli
Amapa
Noyo
Astro
Guyana
Essequibo
Rio Branco
S. Gabriel De C.
Rio Negro
Quaternary & Tertiary
Alluvium
Paleozoic
Sediment
Upper Proterozoic
Basalt
Middle Proterozoic
Paraguza Granite
Metasediment
Basic Sill & Dyke
Roraima Group
Uatuma Group
Granitoids
Ultrabasic Plugs
Lower Proterozoic
Greenstone Belts
Metasediment
Granulites
Archean
Imataca Complex
Granite Gneiss & Migmatite
Placer Workings
After Campbell, 1998; Gibbs & Barron, 1993

Sandspring Resources Ltd.

TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA

GEOLOGICAL SETTING

DATE: November, 2008	SCALE: As shown	FIGURE: 6-1

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6.2	REGIONAL GEOLOGY

The Upper Puruni Property is located in the Upper Puruni River Area, of the Cuyuni-Mazaruni Region (Region 7) of western Guyana. The regional geology of this area is described by Heesterman et al, in a 2001 GGMC report, as well as in several of Heesterman’s internal ETK reports dated, 2003 and 2004, and updated in 2005 (see references section). Voicu et al. (1999), gives a concise description of the regional geology of the Omai mine area, which reflects a broadly similar geology. Figure 6.2 shows the most current geological map of the Upper Puruni River area.

The north-eastern part of the Upper Puruni Property is underlain by north-westerly trending volcano-sedimentary sequences of the Barama-Mazaruni Supergroup. These sequences are composed of alternating volcanic flows and pyroclastics of felsic to mafic composition, rarely ultramafic. Intercalations of sedimentary rocks, generally schists and greywackes, are frequent. Regional metamorphic grade is greenschist facies and can reach amphibolite facies in the vicinity of the granitoid intrusions.

Calc-alkaline felsic to intermediate intrusive rocks form a batholith sized composite pluton in the south-western part of the Upper Puruni Property (known as the (Putareng River Zone). These rocks were intruded synchronous to late in the orogenic cycle and range in composition from granite over tonalite to diorite. Some authors suggest that the younger granites are associated with some of the gold mineralization systems in the Guiana Shield, such as the Omai and Aurora gold deposits in Guyana. The Toroparu Deposit is located at the south-eastern border of a small granitoid pluton.

The lack of systematic geological mapping means that large scale shear zones are not commonly documented in the Guiana Shield. However remote sensing imagery and airborne geophysics can provide useful information. The Upper Puruni Property area is marked by sets of NNW and WNW oriented lineaments well visible on the satellite images and airborne geophysical maps. This lineament pattern is the expression of fault and/or shear fractures, which are probably part of the regional Makapa-Kuribrong Shear zone system (MKSZ). The Toroparu Deposit occurs close to the intersection of the WNW trending Puruni Fault/Shear and the NNW oriented Wynamu Fault/Shear. Most of the gold occurrences in the Guiana Shield are close to major structural lineaments.

Thin section descriptions of surface samples of Barama-Mazaruni Group rock types include greenschist-facies phyllitic claystones that grade into volcanic sediments of acid to intermediate composition, such as fine-grained feldspar and quartz. Several varieties of rhyolitic tuffs were noted, exhibiting traces of volcanic glass in the matrix. Metamorphosed sedimentary and volcanic rocks locally display a well-developed foliation as a result of the alignment of sericite and chlorite which imparts schistose textures. Some lavas of intermediate composition were recognized in thin section, consisting of altered plagioclase with chlorite, epidote and quartz. A specimen of basaltic andesite, exhibiting flow lineation in the groundmass, was sampled. Several samples of silica-rich rock with high iron oxide content suggest a siliceous exhalative origin, as ascertained by previous workers.

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Figure 6.2	Regional Geology Map from Meixner (2008)

Younger Basics
Meta-sediment
N
UTM Zone 20N
UTM Zone 21N
PROPERTY OUTLINE
Meta-basic ?
Meta-volcanic
PROPERTY OUTLINE
Older Granitoid
1930's to recent workings
Laterite
Younger Basics?
Laterite
Main Pit & Tailings Area
Diorite
Puruni River Farm
Younger Basics
Mining Permits
Younger Granites
Meta-sediment
725000 mN
720000 mN
715000 mN
710000 mN
Kurupung
Enachu
Peter's Mine
METRES
0 250 500
Projection: UTM Zone 21, Northern Hemisphere (Prov SAD56)
Revised after L. Heesterman, 2003
Sandspring Resources Ltd.
TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA
REGIONAL GEOLOGY
DATE: November, 2008
SCALE: As shown
FIGURE: 6-2

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6.3	TOROPARU AREA GEOLOGY

Historic gold workings are distributed over a 7 km x 1.2 km northwest-trending corridor in the immediate area of the Toroparu Gold-Copper deposit as described by Heesterman (2003) and displayed as “1930’s to recent workings: on Fig 6.2. This zone of alluvial gold mineralization, which is roughly coincident with the Puruni fault and shear zone, led to the discovery of the Toroparu gold-copper deposit.

Heesterman’s 2003 geochemical survey noted a zone extending from east of the Toroparu open pit some 6 km north-westerly along a strike of 300º. Regional geochemical sampling by the GGMC, including rock samples, saprolite samples and stream sediments taken along drainages and at alluvial mining sites, show locally elevated values in the greater area surrounding Toroparu. Past fieldwork in and around alluvial mine areas indicates that some of the alluvial gold was derived presumably from potassic-altered granitic rocks as well as being derived from quartz veins in metavolcanics, as seen in float boulders.

The bedrock geology of the Toroparu area is inferred from indirect evidence because the entire area lies within deep jungle and a laterite/saprolite weathering layer extends typically to a depth of 30 to 40 metres, as determined by core drilling. Fresh rock outcrop exposures are very rare and most of the rock types are weathered to saprolite, a mixture of oxidized material and clay. Original rock compositions and some of the rock textures are obscured.

The knowledge of the local geology is mainly based on limited geological mapping of saprolite road and river cuts (alluvial workings), the Toroparu open pit (entirely in saprolite) and the core drilling in the Toroparu Gold-Copper Deposit area. Trace element geochemical signatures in stream sediments and heavy mineral concentrates in alluvium and other material have been interpreted to ascertain the likely provenance of bedrock types (Heesterman, 2001, 2003). After the ETK acquired the Upper Puruni Property, the company carried out limited auger drilling and pit sampling (Shaffer, 2001, 2003). This work revealed additional geological evidence that was incorporated into the interpretation of underlying bedrock types and their distribution.

The dominant lithology’s of the Upper Puruni Property are metamorphosed (greenschist facies), often fine grained, acid to mafic volcanics (pyroclastics) and sediments. Reports mention the presence of mafic sequences in the northern part of the Property. The volcano-sedimentary sequences are reported to be locally foliated sometimes sheared with quartz veins, displaying foliation and vein orientations of 110° to 140°. In the north-eastern part of the Property, metamorphosed argillaceous and fine-grained arenaceous sediments form quartz-sericite (chlorite) schists with an east-west foliation in a 2 kilometre-wide belt. Metamorphosed fine-grained sediments outcrop at the headwaters of the Puruni and Putareng Rivers. The limited presence of mafic extrusive facies and the apparent predominance of andesitic and felsic volcanic rocks with sediments suggest that the upper part of the Barama-Mazaruni sequence is widespread within the map area. The regional northwest-southeast foliation appears to be deflected adjacent to major faults. Heesterman et al (2001) also observed that adjacent to major faults, the bedding and foliation change, and align themselves parallel to the direction of the fault-trend. These structural features have been observed along the Puruni River Shear Zone and can be seen in aerial photos. Furthermore there are indications that lithological boundaries are often fault controlled.

Limited field observations radiometric airborne and ground Induced Polarization geophysics suggest that the regional schistosity is an axial plane foliation, resulting from a phase of regional folding and shearing under greenschist metamorphic conditions. Local variations in strike directions were imparted during later fault movements along the major shear systems.

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Granitoid plutons, south and north of Toroparu, are described as diorite, quartz diorite or granodiorite, from saprolitic rock samples.

Limited mapping information suggest that the large granitoid complex located in the southwestern part of the Upper Puruni Property (Figure 6.2) is composed of different types of plutons, displaying syn- late or post-tectonic textures. The granitoid intrusions of late to post-deformation signature are thought to be related to gold mineralization. In some of the core drill holes the observation of porphyritic granite or granodiorite, often irregular, veins intruding the metavolcanic sequence suggests a porphyry type of gold deposit.

Alteration at Toroparu seems to have a potassic component, as interpreted from airborne radiometrics (described in a later section), and as deduced from ICP analyses of saprolite samples (hand auger and motorized auger sampling). This geochemical signature suggests a granitic derivation and indicates a possible granitoid source that may be associated with the Cu-Au-Mo mineralization.

Heavy mineral concentrates from the pit also show the presence of magnetite in the saprolite. Hematite is also ubiquitous in pit samples along with magnetite. The occurrence of iron oxides along with the potassic alteration can be an indication for the typical association of iron oxide copper-gold (IOCG) deposit model.

Younger mafic intrusions are predominantly fine grained dolerite or diabase and they have been dated at between 1.54 Ga and 1.84 Ga elsewhere in the Guiana Shield.

6.4	DEPOSIT GEOLOGY

In the period 2004-2006 the saprolite part of the Toroparu Deposit was extensively mapped and sampled in and around the open pit. The results of these campaigns, in spite of the strong saprolitic weathering, provided preliminary ideas and interpretations concerning the mineralization system and style of the Toroparu Deposit and its geological context. The current diamond core drilling program which started in 2006 and has drilled 63,614 m through December 31 2010 has allowed the examination of gold–copper mineralization in bedrock.

Saprolite Geology

The original 250 x 200 meters and 23 meters deep Toroparu open pit was developed within the saprolite weathered layer is comprised principally of more or less east-west trending, sub-vertical, purple and brown weathering units and less extensive green, tan, and yellow units. These saprolitic layers can be mapped as different units, however at depth they are uniformly green, poorly sorted and likely tuffaceous metavolcanics in origin.

Before core drilling bedrock data were available, previous geologists made interpretations based on what was observed in the small Toroparu mining pit. Purple and brown units were believed to be derived predominantly from intermediate to mafic volcanic tuffs and/or flows. These hematite-rich units are fine-grained for the most part, but also brecciated units with clasts, were observed. Several 1 to 2 metre-wide sections, containing parallel auriferous quartz veinlets were noted. The green, tan, and yellow units are probably derived from volcaniclastic metasediments.

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Thin 30 to 50 cm sections of orange-red-yellow saprolite are present within the brown and purple units were interpreted to mark well foliated zones. Also, the green units in the central pit area were interpreted to be mafic volcanic and/or pyroclastic facies containing auriferous quartz veinlets. Furthermore numerous small rusty spots which can represent finely disseminated oxidized sulphides; and cubic of pyrite. These sulphides were not visible in the purple and brown units as they are the same color as the host rock lithology.

Along the eastern pit margins a greenish, fine grained facies seem to form dike-like structures which to date have been barren.

Bedrock Geology

The 4 diamond drill campaigns, conducted by ETK between December 2006 and December 2010, penetrated the deeper hard rock equivalents of the overlying surficial saprolites. Core logging demonstrates that the Toroparu Au-Cu mineralization is hosted by a sequence of predominantly greenschist metamorphic pyroclastics of felsic to mafic composition, containing minor porphyritic volcanic flows. Locally the predominant fine grained tuffaceous facies grade into coarser lapilli and fragmental pyroclastics (possible volcanic breccia or debris flows). Minor fine grained and laminated arenaceous successions, appear locally and seem to become more abundant in the northern part of the Toroparu sequence.

The volcanic host sequence is intruded by a porphyritic granodiorite pluton in the northwest of the deposit area. The intrusive contact zone is irregular, which is reflected by finger like intrusive bodies invading the volcanic/sedimentary country rocks.

The majority of the host volcanic sequence did not undergo strong deformation. The sub-vertical succession of pyroclastic, volcanic and sedimentary units appears as massive, non- or weakly foliated facies.

The mineralization displays good Au and Cu grades within the pyroclastic successions, but becomes progressively weaker in the vicinity of the granodioritic pluton to the NW.

It should also be noted that the overall orientation of the mineralized zone is west-northwest, but the two main mineralized lenses show roughly an east-west direction. This configuration can be interpreted as east-west dilational zones within a sinistral strike-slip fault zone although more litho-structural evidence is needed to fully support this interpretation.

In summary, the core logging suggests that the current Toroparu Gold-Copper deposit is hosted within a typical Paleoproterozoic volcano-sedimentary sequence with mineralization controlled, at least in part, by a moderately developed fracture zone and associated quartz-carbonate veinlet stockwork.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

7.0	MINERALIZATION

The Toroparu alluvial/saprolite open pit contained maximum gold and copper values of 22 g Au/t and 900 ppm Cu hosted bypurple saprolite with quartz veinlets. Within the immediate pit area, Heesterman’s “bulk leach extractable gold” methodology on pit feed samples yielded values of Au (1.4 ppm), Ag (0.27 ppm) and Cu (894 ppm) with elevated amounts of trace elements, including Bi (14 ppm), Mg (0.23%), V (184 ppm), Sc (36 ppm), Rb (150 ppm), W (6 ppm), As (3-5 ppm), Mo (1-3 ppm). Heavy mineral concentrates from the pit contained hematite, magnetite and rutile.

In earlier work, observations in the saprolite open pit indicated that gold is associated with thin quartz veinlets in the purple and brown saprolite units and to a lesser extent in the greenish saprolitic facies. The milky to clear veinlets, sometimes containing free gold with associated tourmaline, are typically 0.5 cm to 1.0 cm thick and several decimetres long. They have been observed within 1 to 2 metre-wide pit exposures over a several metre strike length, trending west and west-northwest. Some geologists interpreted the quartz vein sets to be related to brittle deformation of the volcaniclastics within fold flexures and/or zones of shearing.

Gold is also present as free disseminated grains in saprolite that is devoid of quartz veins. This mode of occurrence suggests that the gold may have been originally encapsulated in disseminated sulphide blebs or in hairline fracture-coatings that are now oxidized and clay-altered. Gold content in saprolite devoid of quartz veins typically returned less elevated, but significant, gold grades of 0.5 to 1.5 g Au/t.

The 2006-2010 core drilling campaign verified that the mineralization is hosted by a succession of pyroclastics and minor volcanic flows with intercalated sedimentary beds. The main mineralized zone is comprised of two lenses: the main or eastern lens, containing the larger part of the resource and displaying the highest average Au and Cu grades and the western lens, which is marked by lower average gold grades and very low grades of Cu. In the western and south-western parts of the deposit area these sequences are intruded by a porphyritic granodiorite, forming very irregular intrusive contacts.

Over most of the deposit area the volcano-sedimentary sequences are invaded by irregular zones of silicification and sericitization, with associated epidote and chlorite, which demonstrate the existence of a large alteration system. Carbonate is ubiquitous in most lithologies as small disseminated grains in the groundmass, sometimes giving the rock a micro-porphyritic aspect, and is interpreted to be of hydrothermal origin. A possible potassium component of the alteration system is eventually reflected by the occasional or sporadic presence of K-feldspars in some of the facies. Ongoing petrographic work will investigate this observation. Pyrite is less wide-spread, but seems to occur in halo around the Au-Cu mineralized zones. Quartz-carbonate veining and associated fine (mm to cm widths) random fracturing is more or less confined to the main mineralization system.

Core logging indicates that the primary style of Au-Cu mineralization is fine to coarse grained disseminations of sulphide blebs, aggregates and clusters of chalcopyrite and subordinate pyrite, bornite, molybdenite, chalcocite and very rarely arsenopyrite. Total sulphide content is low, commonly 0.5 to 1%, and rarely over 3%. Sulphides are disseminated in the rocks as well as in the fine quartz-carbonate veinlets and fractures, which seem to control the mineralization and form more or less sub-vertical ore bodies as reflected by the resource modeling (Figure 10.1). Zones of higher grade Au-Cu mineralization are associated with the presence of higher concentrations of bornite and somewhat more abundant molybdenite. Furthermore these zones contain frequent visible fine gold grains, mainly appearing in the quartz-carbonate veinlets and fine fractures. Copper mineralization disappears or becomes very weak in the western mineralized lens, where acid porphyritic intrusives are more abundant.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Additional petrographic and mineralogical analyses currently underway are designed to provide additional data to allow further refinement of mineralization style and the Toroparu Deposit model. Initial ICP MS analysis indicate that samples within the main mineralized zones are anomalous in Au, Cu, Bi, Te, Se, W, Sn, Pb, Ag and Mo. Apart from Au and Cu, elements such as Mo, Bi and Te reach notable grades. More chemical analyses are required to complete the database.

The mineralogical and limited chemical information along with the presence of a porphyritic acid intrusive suggest that the Toroparu Deposit belongs to the class of porphyry Au-Cu deposits. However further petrographical, mineralogical and chemical work as well as additional litho-structural investigation is required to provide more evidence in support of this interpretation.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

8.0	DEPOSIT TYPES

The saprolite open pit area containing the gold-copper mineralization of the Toroparu Deposit is presently outlined by 128 exploratory and definition drill holes and 25 trenches.

The existing exploration results suggest that the Toroparu Deposit is a gold-copper-bearing mineralizing system hosted by a sequence of metamorphosed pyroclastics and minor volcanic flows and sediments adjacent to an altered granodiorite pluton. The mineralization consists of disseminated sulphides in a veinlet – fine fracture stockwork, which could be shear-related.

The genesis of the mineralizing system and related alteration is not well understood and still based mainly on macroscopic observations (core logging). Additional geological, petrographical, mineralogical and chemical work is required to help define the deposit model and its geological context.

Compared to other Au and Au-Cu deposits in the Guyana Shield, the tenor, distribution and host lithologies of the sulphide mineralization at Toroparu, most closely resembles that at the Brisas de Cuyuni gold-copper deposit in the eastern part of Venezuela some 150 kilometres southwest of Toroparu. The Brisas deposit (484 Mt @ 0.67 g Au/t and 0.13% Cu for 10.4 million ounces gold and 1.3 billion lbs Cu), has been extensively explored since 1992 by Gold Reserve Inc. with 800 exploration drill holes. The mineralization at Brisas has been described in a SEG paper by Channer et al, 2005, and in a 43-101 Technical Report by Addison et al., 2006, for Gold Reserve Inc. In comparison with Brisas the Toroparu mineral prospect is still at an early drilling stage.

Ellis (2006) considers that the Las Brisas-Las Cristinas deposits (and by inference the Toroparu Deposit) have their closest analogy in the Boddington deposit in Australia.

The Archean aged Boddington deposit, hosted within an epiclastic felsic volcanic stratigraphic package, is interpreted as a structurally controlled, low-sulphidation, intrusion-related Au-Cu deposit formed by two overprinting magmatic-hydrothermal events with the bulk of the mineralization and associated alteration genetically related to a K-rich post tectonic magmatic suite of intrusions (McCuaig et. al., 2001).

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

9.0	EXPLORATION

All previous exploration and drilling carried out at the Project prior to September 2010 has been described in Section 5.1 of this report

Additional exploration of the Upper Puruni Concessions, including stream sediment and auger sampling, airborne geophysical surveys, and Gradient Array IP surveys at various prospects within the surrounding Toroparu Deposit area other than referenced herein is not the subject of this report.

For information purposes, a gradient array IP survey tested other prospects on the Upper Puruni Concessions including Ameeba Hills to the north-west and Timmermans and Manx to the north-east in preparation for diamond drilling. A Company-flown 2006 Airborne Magnetic and Total Count Potassium, Uranium, Thorium radiometric survey indicates Iron and radiometric enrichment along major structural features defined on satellite imagery. Faulting and folding of Fe-enriched granitic intrusions as well as diverse regional mineral associations (FeO, Cu, Au, U) indicates potential for additional “Toroparu-style” (shear zone hosted with porphyry associations). The Toroparu Gold-Copper resource area occurs in an area of low magnetic relief at the intersection between the WNW Puruni River Fault/Shear and the NNW Wynamu Fault/Shear zones (Figure 9.1).

9.1	EXPLORATION POTENTIAL

Toroparu Deposit mineralization is predominantly contained in six discrete continuous zones of disseminated gold-copper sulphide mineralization within a 1,600 m long x 300 m wide x 500 m deep subsurface block of poorly stratified fresh, tuffaceous, metavolcanics” and derived volcaniclastics. The WNW trending, sub-vertically dipping mineralization along strike at depth and contains additional potentially continuous sub-parallel zones of mineralization. The Toroparu Deposit occurs along the margins of a weakly mineralized copper-molybdenum-enriched porphyritic granodiorite pluton (Figure 9.2). Gold occurs both as disseminated free grains in metavolcanics and as carbonate and silica alteration fracture fills. Primary copper minerals include chalcopyrite and trace bornite. The Company is actively exploring the extent of the open potential of mineralization at Toroparu and undertaking both the drilling of other anomalous areas on the property and a systematic regional geologic exploration program of the Upper Puruni Property.

The 2011 regional exploration program will focus on the potential for “look-alike” mineral assemblages proximal to other fault/shear zones and structural intersections within the property boundary. A regional exploration program which commenced in March 2011 will also include geochemical sampling of potentially iron-enriched granitic intrusive structures associated with the Putareng River Fault structure.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Figure 9.1	Upper Puruni Concessions – Exploration Potential

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Figure 9.2	Geology of the Toroparu Gold Copper Deposit

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

10.0	DRILLING

All previous drilling carried out on the Property has been described in Section 5.2 of this report.

10.1	2010 DRILL PROGRAM

A total of 21,706 m of drilling in 35 diamond drill holes (TPD094 to TPD128) were completed at the Toroparu Deposit during the period September of 2010 to December of 2010. Excluding holes TPD122, TPD124 and TPD126 (which were drilled at the Timmermans prospect) and TPD128 (which was an exploration hole drilled Southwest of the main deposit area) all holes were carried out as part of the ongoing drill program to further expand and optimize grade and tonnage parameters of the known gold-copper mineralization at the Toroparu Au-Cu Deposit Area and to test continuity at various step-out locations along strike.

The drilling carried out at the Toroparu Deposit comprised a mix of both infill and step-out drill holes mostly drilled along trend to the Northwest of the historic Toroparu open pit and designed to include the Western extension of the gold-copper mineralization in the current P&E 2011 Resource Estimate. Figure 10.1 is a surface plan map that depicts the drill locations for holes TPD094 to TPD128. Table 10.1 gives a summary of mineralized intercepts, as well as categorizes each hole as infill, step out or exploration.

Three exploration holes (holes TPD122, TPD124 and TPD126) were also drilled to test an extensive geophysical anomaly at the off-trend Timmermans historical mining area 7 km to the Northeast of the Toroparu Deposit. Widespread alteration was intersected in these holes, as well as some encouraging initial gold assay results.

A fourth exploration hole (TPD128) was drilled approximately 750 m southwest of the known gold-copper mineralization at Toroparu (see Figure 10.1). This hole intersected 1.50 m of 1.42 g Au/t and 0.01 % copper from 217.50 m to 219.00 m.

All drill holes were cored with HQ rods within saprolite and transition zone rock, followed by NQ rods within fresh bedrock. Holes were typically inclined at -45o or -50o and angled roughly perpendicular to the trend of mineralization towards either the Northeast at an azimuth of 027o or Southwest at an azimuth of 207o. The deepest hole drilled reached a total down-hole depth of 764.00 m. Recoveries ranged from between 70-90% in saprolite to 90-100% in hard rock.

Highlights from the final quarter of the 2010 Toroparu drill program include the intersection of 231 m of 0.58 g Au/t and 0.04 % copper in infill hole TPD103 from 194 m to 425 m, as well as encouraging intercepts in step out holes TPD096, TPD107 and TPD116.

Hole TPD096 was drilled along strike approximately 350 m West from the known mineralization of the Toroparu Deposit and intersected 59.5 m of 0.92 g Au/t towards the top of the hole (from 37.50 m to 97.00 m) and 152 m of 0.79 g Au/t and 0.03 % copper down hole (from 536.0 m to 688.0 m). Hole TPD107, collared 250 m west along strike from the known mineralization, intersected 276 m of 0.73 g Au/t from 396.0 m to 672.0 m and no significant copper mineralization. Hole TPD116, collared 100 m West along strike from the known mineralization, intersected 157.5 m of 1.0 g Au/t and 0.05 % copper.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

As of the effective date of this report, a total of 63,614 m of diamond drilling has been carried out at the Toroparu Deposit. The latest phase of the 2010 drill program has resulted in a 350 m extension in mineralization to the northwest, as well as the identification of two additional mineralized lenses in this northwest extension area (namely the “Southern” and “Northern” lenses). Mineralization has also been extended to depth and currently remains open in all directions, including to depth.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Figure 10.1	P&E 2011 Surface Plan Map Depicting Drill Locations for Holes TPD094 to TPD128

824500mE
825000mE
825500mE
826000mE
826500mE
827000mE
827500mE
715500mN
715000mN
714500mN
714000mN
713500mN
TPD115
TPD096
TPD098
TPD117
TPD116
TPD100
TPD102
TPD104
TPD118
TPD114
TPD112
TPD108
TPD105
TPD128
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU GOLD-COPPER DEPOSIT
SURFACE PLAN MAP OF DEPOSIT AREA SHOWING
HOLES TPD094-TPD128 & MINERALIZED ZONES
April 2011
DOMAINS
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Figure 10.2 to Figure 10.4 are representative cross-sections through the Toroparu Deposit showing corresponding drillholes on each section from all phases of drilling.

Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
TPD‐094	349.50	447.00	97.50	0.57	0.02	Infill
incl.	405.00	406.00	1.00	8.99	nil
incl.	413.00	414.00	1.00	14.76*	0.02
	571.50	573.00	1.50	11.50	nil
TPD‐095	252.00	284.00	32.00	1.24	0.05	Infill
incl.	259.00	260.00	1.00	26.75*	0.03
	314.00	378.00	64.00	0.72	0.06
incl.	359.00	378.00	19.00	1.11	0.07
incl.	377.00	378.00	1.00	11.97	0.49
	465.00	501.50	36.50	1.07	0.02
incl.	500.00	501.50	1.50	10.17	0.09
TPD‐096	37.50	97.00	59.50	0.92	nil	Step-out (350 m)
incl.	37.50	39.00	1.50	25.96*	0.01
and	59.50	61.00	1.50	11.63	nil
	324.00	357.00	33.00	0.57	nil
	536.00	688.00	152.00	0.79	0.03
incl.	536.00	537.00	1.00	28.75*	0.07
incl.	660.00	665.00	5.00	4.52	0.07
TPD‐097	413.00	436.00	23.00	0.51	0.02	Step-out (150 m)
	474.00	498.00	24.00	1.07	0.01
	548.00	565.00	17.00	0.58	nil
TPD‐098	31.00	57.50	26.50	0.48	nil	Step-out (300 m)
	288.50	372.50	84.00	0.50	nil
incl.	357.50	359.00	1.50	29.90*	nil
	501.50	533.00	31.50	0.66	0.01
	562.00	627.50	65.50	1.30	0.01
incl.	578.00	581.00	3.00	5.10	0.04
and	615.50	617.00	1.50	11.71	nil
TPD‐099	174.00	214.50	40.50	0.41	0.06	Infill
	339.00	371.00	32.00	0.56	0.05
	439.50	462.00	22.50	0.55	0.05
	504.00	586.50	82.50	0.56	0.04
incl.	558.00	585.00	27.00	0.82	0.03
TPD‐100	240.50	251.00	10.50	1.13	0.01	Infill
	341.00	356.00	15.00	0.57	0.05
	416.00	474.50	58.50	0.85	0.08
incl.	444.50	468.50	24.00	1.44	0.03
incl.	452.00	453.50	1.50	122.25*	0.10
	633.50	663.50	30.00	0.99	0.03
incl.	662.00	663.50	1.50	15.33*	0.01
TPD‐101	174.50	176.00	1.50	9.21	0.02	Infill
	359.00	420.00	61.00	0.57	0.05
incl.	359.00	360.00	1.00	8.13	0.02
and	419.00	420.00	1.00	5.16	0.03
	441.50	488.00	46.50	0.85	0.04
TPD‐102	160.50	178.50	18.00	0.44	0.05	Infill
	247.50	316.50	69.00	0.85	0.08
	549.00	588.00	39.00	1.08	0.07
incl.	562.50	564.00	1.50	15.55*	0.10
TPD‐103	47.00	59.00	12.00	0.37	0.05	Infill

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
	194.00	425.00	231.00	0.58	0.04
incl.	271.00	272.00	1.00	10.28	0.01
and	285.00	289.00	4.00	6.20	0.08
and	403.00	416.00	13.00	1.96	0.09
incl.	403.00	404.00	1.00	21.74*	0.04
TPD‐104	354.00	401.00	47.00	0.68	0.04	Infill
incl.	361.00	363.00	2.00	8.62	0.02
	456.50	569.00	112.50	0.59	0.06
incl.	456.50	458.00	1.50	12.54*	0.06
TPD‐105	346.00	348.00	2.00	1.64	0.05	Infill
	364.00	367.00	3.00	0.95	0.11
	389.00	391.00	2.00	1.06	0.07
	400.00	429.00	29.00	0.53	0.05
incl.	400.00	401.00	1.00	3.14	0.03
and	413.00	418.00	5.00	1.1	0.16
and	426.00	429.00	3.00	1.22	0.06
	447.00	449.00	2.00	0.82	0.09
	546.50	550.00	3.50	1.43	0.04
TPD‐106	130.50	141.00	10.50	1.72	0.04	Step-out
incl.	139.50	141.00	1.50	10.87	0.18
	173.00	202.50	29.50	1.12	0.05
incl.	173.00	177.00	4.00	3.3	0.05
	240.00	249.00	9.00	0.59	0.08
	262.50	276.00	13.50	0.65	0.06
	375.00	394.00	19.00	1.14	0.04
incl.	393.00	394.00	1.00	13.88*	0.04
	458.00	460.00	2.00	3.21	nil
	529.50	532.50	3.00	4.52	nil
TPD‐107	0.00	5.50	5.50	1.02	nil	Step-out
	51.00	67.50	16.50	0.67	nil
	160.50	172.50	12.00	0.72	0.07
	198.00	280.50	82.50	0.5	0.04
	315.00	327.00	12.00	0.82	0.04
	396.00	672.00	276.00	0.73	nil
incl.	396.00	411.00	15.00	1.34	nil
incl.	442.50	474.00	31.50	1.31	nil
incl.	460.50	465.00	4.50	3.22	nil
incl.	610.50	628.50	18.00	2.18	0.02
incl.	610.50	616.50	6.00	4.61	nil
TPD‐108	96.00	102.00	6.00	0.62	0.02	Step-out
	196.50	198.00	1.50	3.03	1.34
	483.00	501.00	18.00	0.5	nil
	522.00	544.50	22.50	0.6	0.02
	568.50	571.50	3.00	1.29	nil
	583.50	606.00	22.50	0.5	nil
	630.00	645.00	15.00	0.51	0.02
	658.50	676.50	18.00	0.5	nil
	732.00	744.00	12.00	1.53	nil
incl.	738.00	741.00	3.00	4.86	nil
TPD‐109	0.00	7.00	7.00	0.48	nil	Step-out
	17.50	22.00	4.50	1.73	nil
	191.00	207.50	16.50	0.85	nil
incl.	200.00	204.50	4.50	2.47	nil
	266.00	296.00	30.00	0.78	0.06

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
incl.	266.00	278.00	12.00	1.43	0.09
	372.50	449.00	76.50	0.76	0.02
incl.	377.00	380.00	3.00	7.9	0.03
	467.00	498.50	31.50	0.8	nil
incl.	485.00	494.00	9.00	1.66	nil
	512.00	536.00	24.00	1.22	nil
incl.	512.00	516.50	4.50	2.68	nil
	582.50	629.00	46.50	0.77	0.02
incl.	590.00	597.50	7.50	1.55	0.05
TPD‐110	92.00	93.50	1.50	1.16	0.15	Step-out
	108.50	110.00	1.50	1.21	0.02
	210.50	237.50	27.00	1.09	0.03
incl.	227.00	228.50	1.50	21.6*	0.03
	326.00	332.00	6.00	0.68	0.11
	432.50	441.50	9.00	1.11	nil
incl.	438.50	441.50	3.00	3.04	nil
	579.50	585.50	6.00	0.88	0.03
	636.50	692.00	55.50	0.64	0.04
incl.	648.50	669.50	21.00	1.22	0.02
incl.	665.00	666.50	1.50	120.8*	nil
TPD‐111	90.00	205.50	115.50	0.73	0.07	Infill
incl.	102.00	109.50	7.50	1.32	0.15
and	124.50	132.00	7.50	1.3	0.08
and	142.50	154.50	12.00	1.27	0.08
and	174.00	190.50	16.50	1.14	0.09
	237.00	276.00	39.00	0.48	0.03
incl.	261.00	268.50	7.50	1.02	0.03
	325.50	327.00	1.50	4.68	0.03
	369.00	375.00	6.00	0.89	0.07
	424.50	427.50	3.00	1.51	0.03
	517.50	547.50	30.00	0.74	0.05
	564.00	565.50	1.50	14.2*	nil
	586.50	601.50	15.00	1.12	0.06
TPD‐112	462.50	465.50	3.00	0.77	nil	Step-out
	480.50	495.50	15.00	0.67	nil
	524.00	548.00	24.00	0.62	0.02
	561.50	566.00	4.50	4.46	0.05
incl.	561.50	563.00	1.50	28.5*	0.14
	575.00	603.50	28.50	0.6	nil
	663.50	717.50	54.00	0.61	nil
incl.	663.50	669.50	6.00	2.62	nil
	737.00	738.50	1.50	5.23	nil
TPD‐113	23.50	31.00	7.50	0.6	0.03	Step-out
	65.00	71.00	6.00	0.81	0.04
	80.00	113.00	33.00	0.58	0.1
incl.	104.00	113.00	9.00	1.07	0.16
	222.50	233.00	10.50	1.25	0.05
	380.00	389.00	9.00	3.54	0.09
incl.	381.50	383.00	1.50	33.87*	0.27
	425.00	426.50	1.50	4.26	0.06
TPD‐114	171.00	172.50	1.50	20.8*	0.02	Step-out
	211.50	213.00	1.50	16.59*	nil
	282.00	288.00	6.00	1.5	nil
incl.	282.00	285.00	3.00	2.53	nil

P&E Mining Consultants Inc.
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Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
	354.00	357.00	3.00	0.93	nil
	412.50	441.00	28.50	0.77	nil
	607.50	613.50	6.00	1.7	nil
incl.	609.00	610.50	1.50	5.95	nil
TPD‐115	0.00	8.50	8.50	0.8	nil	Step-out
incl.	7.00	8.50	1.50	3.92	nil
	52.50	67.50	15.00	1.1	nil
incl.	57.00	58.50	1.50	7.69	nil
	123.00	141.00	18.00	1.3	nil
incl.	133.50	138.00	4.50	3.64	nil
	339.00	366.00	27.00	0.45	nil
incl.	354.00	357.00	3.00	1.98	nil
	430.50	438.00	7.50	0.68	nil
	468.00	469.50	1.50	2.19	nil
	552.00	564.00	12.00	0.44	nil
	624.00	640.50	16.50	1.18	nil
incl.	628.50	631.50	3.00	5.41	nil
	673.50	682.50	9.00	0.88	nil
incl.	673.50	675.00	1.50	3.75	nil
TPD‐116	0.00	29.50	29.50	0.51	nil	Step-out
incl.	25.00	29.50	4.50	1.4	nil
	48.00	61.50	13.50	2.69	0.02
incl.	57.00	58.50	1.50	76.6*	0.02
	361.50	411.00	49.50	0.47	0.02
incl.	378.00	381.00	3.00	1.59	0.03
	462.00	480.00	18.00	0.89	0.08
incl.	469.50	474.00	4.50	2.19	0.12
	490.50	648.00	157.50	1	0.05
incl.	493.50	501.00	7.50	1.8	0.09
and	508.50	522.00	13.50	2.56	0.1
incl.	519.00	520.50	1.50	6.89	0.06
and	559.50	567.00	7.50	2.04	0.07
and	594.00	606.00	12.00	1.5	0.04
and	646.50	648.00	1.50	4.4	0.04
TPD-117	23.50	26.50	3.00	1.6	0.02	Step-out
incl.	23.50	25.00	1.50	3.02	0.03
	36.00	37.50	1.50	0.59	0.01
	127.50	129.00	1.50	9.8	0.02
	148.50	150.00	1.50	0.55	0.02
	154.50	156.00	1.50	1.51	0.01
incl.	154.50	156.00	1.50	1.51	0.01
	205.50	213.00	7.50	1.02	0.01
incl.	205.50	207.00	1.50	2.42	0.01
	222.00	235.50	13.50	1.03	0.02
incl.	225.00	226.50	1.50	2.27	nil
and	232.50	234.00	1.50	1.75	0.02
	291.00	342.00	51.00	0.84	0.02
incl.	291.00	292.50	1.50	1.73	0.01
and	300.00	301.50	1.50	2.06	0.01
and	304.50	310.50	6.00	2.66	0.08
	346.50	370.50	24.00	0.58	0.01
incl.	361.50	363.00	1.50	2.07	0.01
and	364.50	366.00	1.50	1.64	0.01
	378.00	433.50	55.50	0.95	nil

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Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
incl.	391.50	393.00	1.50	1.71	0.01
and	414.00	415.50	1.50	3.41	nil
and	432.00	433.50	1.50	37.7*	0.01
	471.00	474.00	3.00	1.07	0.01
incl.	472.50	474.00	1.50	1.86	0.01
TPD-118	151.50	154.50	3.00	0.43	0.08	Infill
	193.50	198.00	4.50	3.34	0.05
incl.	195.00	198.00	3.00	4.52	0.06
	235.50	237.00	1.50	10.8	0.1
	337.50	352.50	15.00	0.42	0.08
	397.50	399.00	1.50	0.79	0.07
	417.00	435.00	18.00	0.5	0.04
	460.50	463.50	3.00	0.58	0.03
	504.00	561.00	57.00	0.61	0.07
incl.	538.50	540.00	1.50	2.38	0.23
and	559.50	561.00	1.50	3.89	0.01
	568.50	571.50	3.00	0.96	0.02
	585.00	624.00	39.00	1.09	0.07
incl.	604.50	613.50	9.00	3.28	0.17
TPD-119	0.00	1.00	1.00	0.59	0.07	Infill
	105.00	106.50	1.50	0.58	0.03
	133.50	183.00	49.50	0.55	0.08
incl.	154.50	156.00	1.50	3.5	0.33
and	175.50	178.50	3.00	1.67	0.21
	199.50	201.00	1.50	4.61	0.19
	241.50	294.00	52.50	0.76	0.03
incl.	285.00	286.50	1.50	3.67	0.01
and	292.50	294.00	1.50	2.34	0.01
	306.00	357.00	51.00	0.55	0.04
incl.	324.00	325.50	1.50	1.5	0.02
incl.	328.50	330.00	1.50	1.86	nil
TPD-120	4.00	5.50	1.50	0.44	0.02	Step-out
	16.00	19.00	3.00	0.76	0.05
	51.00	60.00	9.00	0.48	0.03
	136.50	144.00	7.50	1.01	0.04
incl.	142.50	144.00	1.50	2.01	0.02
	153.00	157.50	4.50	0.72	0.02
	174.00	178.50	4.50	0.44	0.01
	192.00	198.00	6.00	0.56	0.01
	252.00	255.00	3.00	0.72	0.05
	265.50	267.00	1.50	0.69	0.05
	279.00	280.50	1.50	0.76	nil
	291.00	294.00	3.00	0.77	nil
	321.00	322.50	1.50	0.7	0.01
TPD-121	102.50	104.00	1.50	0.55	nil	Infill
	132.50	140.00	7.50	0.66	0.04
	146.00	149.00	3.00	1.22	0.11
incl.	146.00	147.50	1.50	1.83	0.14
	182.00	183.50	1.50	0.97	0.04
	200.00	266.00	66.00	0.85	0.09
incl.	236.00	237.50	1.50	2.01	0.16
and	239.00	240.50	1.50	4.73	0.11
and	254.00	255.50	1.50	1.93	0.08
and	261.50	263.00	1.50	3.13	0.07

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Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
	332.00	335.00	3.00	1.17	0.15
	356.00	366.50	10.50	0.65	0.04
	378.50	380.00	1.50	0.66	0.01
	405.50	407.00	1.50	0.9	0.05
	419.00	423.50	4.50	1.41	0.01
incl.	420.50	422.00	1.50	1.76	0.01
	446.00	447.50	1.50	4.46	0.01
	453.50	458.00	4.50	0.49	nil
	465.50	468.50	3.00	0.59	0.01
TPD-122	0.00	2.50	2.50	0.73	0.01	Exploration
	80.00	81.50	1.50	0.78	nil
	98.00	99.50	1.50	1.26	0.01
	153.50	155.00	1.50	1.03	0.01
	164.00	167.00	3.00	1.42	nil
incl.	165.50	167.00	1.50	1.95	nil
TPD-123	54.00	58.50	4.50	1.1	0.03	Infill
incl.	54.00	55.50	1.50	2.67	0.03
	105.00	106.50	1.50	6.73	0.05
	114.00	115.50	1.50	3.13	0.18
	121.50	160.50	39.00	0.84	0.08
incl.	133.50	135.00	1.50	2.71	0.11
incl.	138.00	139.50	1.50	1.73	0.08
incl.	145.50	147.00	1.50	1.61	0.06
incl.	159.00	160.50	1.50	3.52	0.14
	210.00	231.00	21.00	0.49	0.07
	285.00	300.00	15.00	0.94	0.06
incl.	288.00	292.50	4.50	2.13	0.06
	340.50	342.00	1.50	2.77	0.02
	352.50	354.00	1.50	4.87	0.13
	375.00	384.00	9.00	0.52	0.01
	418.50	420.00	1.50	1.1	nil
	426.00	427.50	1.50	0.58	0.01
TPD-124	0.00	1.00	1.00	0.99	0.01	Exploration
	206.00	207.50	1.50	0.47	0.01
TPD-125	2.50	4.00	1.50	1.85	0.04	Infill
	39.50	45.50	6.00	0.72	0.27
	116.00	126.50	10.50	0.57	0.01
incl.	119.00	120.50	1.50	1.92	nil
	131.00	144.50	13.50	0.56	0.04
incl.	141.50	143.00	1.50	1.95	0.04
	153.50	167.00	13.50	0.47	0.08
	171.50	174.50	3.00	0.62	0.1
	179.00	180.50	1.50	0.57	0.04
	186.50	194.00	7.50	1.84	0.09
	222.50	243.50	21.00	0.68	0.07
incl.	230.00	231.50	1.50	3.81	0.04
	285.50	287.00	1.50	0.58	0.07
	306.50	308.00	1.50	0.55	0.01
TPD-126	77.00	78.50	1.50	0.5	0.01	Exploration
	183.50	185.00	1.50	0.49	nil
TPD-127	82.50	85.50	3.00	0.7	0.07	Infill
	97.50	163.50	66.00	0.6	0.06
incl.	112.50	114.00	1.50	2.26	0.03
and	141.00	144.00	3.00	2.01	0.05

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Table 10.1 Summary of Mineralized Drill Intercepts for Drill Holes TPD094 to TPD128
Hole No.	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment
	207.00	208.50	1.50	0.78	0.12
	322.50	324.00	1.50	0.65	0.03
TPD-128	217.50	219.00	1.50	1.42	0.01	Exploration
*	High gold assay intervals are top-cut to 12.0 g/t consistent with the current P&E NI-43-101 resource model.
**	Lengths shown are not true width, although true widths are estimated at approximately 70% of core length widths.

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Figure 10.2	P&E 2011 Cross Section 1700NW through the Toroparu Prospect showing both the Main, N1 and N2 zones of gold-copper mineralization.

BASELINE
MINERALIZED ZONE
200 EL
SAPROLITE
N1 ZONE
SURFACE
TPD041
TPD017
TPD019
TPD005
SAPROLITE
0 EL
N2 ZONE
TPD062
-200 EL
TPD030
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
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TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1700 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
April 2011

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Figure 10.3	P&E 2011 Cross Section 1800NW through the Toroparu Prospect showing both the Main and N1 zones of gold- copper mineralization.

BASELINE
MINERALIZED ZONE
200 EL
N1 ZONE
SURFACE
SAPROLITE
SAPROLITE
0 EL
-200 EL
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
P & E Mining Consultants Inc.
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TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1800 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
April 2011

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Figure 10.4	P&E 2011 Cross Section 1950NW through the Toroparu Prospect showing both the Main and N1 zones of gold-copper mineralization.

BASELINE
MINERALIZED ZONE
200 EL
SAPROLITE
N1 ZONE
SURFACE
TPD035
TPD025
TPD018
TOP-01-23A
TOP-01-23
TPD029
TPD058
SAPROLITE
0 EL
TPD006
TPD054
-200 EL
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
P & E Mining Consultants Inc.
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TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1950 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
April 2011

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11.0	SAMPLING METHOD AND APPROACH

All sampling of drill core for holes TPD094 to TPD128 was done under the supervision of Brian Ray, exploration manager for Sandspring in Guyana. This work is carried out on site in a specially constructed core logging and core storage facility near the open pit. The core storage is housed in a large industrial steel container with wooden core racks that can be secured with locks. Adjacent to the core storage, long core logging tables, with fluorescent lights and a diamond saw area, facilitate core logging and sample processing.

The core is first cleaned, labelled and tagged and then photographed in three box batches for reference. The core is marked in one metre or 1.5 metre lengths and these are then split. HQ saprolite samples are split with a knife and the NQ hard rock core is sawn in half with a diamond saw. Half of the core is put in marked sample bags with an appropriate tag. The other half is placed in the core box for logging and storage. Ten samples are placed in rice sacks which are then labelled, weighed and marked for weekly transport to Acme Labs in East Coast Demerara, Guyana.

After every 20th sample, a certified reference material (a.k.a. CRM, standard), a core duplicate and a blank were inserted into the sample stream. Holes TPD094 through TPD128 used a silica blank BL-6, purchased from CDN Resource Labs.

The core was sampled in 1.0 and 1.5 metre intervals in a continuous fashion throughout each drill hole from the top most saprolite sections to final depths in greenstones. This approach ensured that the finely disseminated nature of the sulphides was adequately sampled and assayed over the entire core length.

There are no obvious drilling, sampling or recovery factors that would impact the reliability of the samples.

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12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	2010 DIAMOND DRILL PROGRAM

All drill core samples were prepared under the supervision of Brian Ray, P. Geo. for the 2010 drilling at Toroparu. The field geologists were assisted by three trained helpers who split, bagged and prepared the sample batches.

The core samples are stored at the Toroparu camp in a locked steel shipping container and are transported by truck to the lab in East Coast Demerara, Guyana for sample preparation, and forwarded to either Acme Analytical Laboratories S.A., of Santiago, Chile or Acme Analytical Laboratories (Vancouver) Ltd., of Vancouver, British Columbia for analysis.

12.2	ACME ANALYTICAL LABORATORIES (“ACME”)

Acme Labs operates 19 offices in 11 countries. Acme implemented a quality system compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. On November 13, 1996, Acme became the first commercial geochemical analysis and assaying lab in North America to be accredited under ISO 9001. The laboratory has maintained its registration in good standing since then.

In 2005 the Santiago, Chile laboratories received ISO 9001:2000 registration with the preparation facilities in Mendoza, Argentina and Guyana following in 2006. Acme’s Lima, Peru facility has just completed their registration audit.

Both the Vancouver and Santiago hub laboratories are working toward ISO 17025:2005 accreditation and are expected to complete the accreditation process within the next year.

At Acme in East Coast Demerara, the samples are dried and the entire sample is crushed to better than 70%, passing -10 mesh. A 1000 gram split is taken and pulverized to better than 85% passing -200 mesh. The pulps are sent to Acme either in Santiago, Chile or Vancouver, British Columbia where they are analyzed for gold and copper.

All copper samples were analysed by four-acid digest with AAS finish. The majority of gold samples were analysed by lead collection fire assay method with AAS finish (50 gram charge). All samples with results >5 g/t were further analysed by lead collection fire assay method with a gravimetric finish. Select samples were also analysed by Total Metallic Screen method as required and, more recently, select batches were sent for analysis by Total Metallic Screen method only.

The sample preparation procedures, security and analytical procedures carried out at the Toroparu mine site and at the various analytical laboratories are all in accordance with industry best practices and accepted industry standards.

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13.0	DATA VERIFICATION

13.1	SITE VISIT AND INDEPENDENT SAMPLING

The Toroparu Deposit was visited by Antoine Yassa, P. Geo. from February 2 to February 5, 2011. Data verification sampling was done during the visit by taking ¼ splits of the remaining half core, with a total of 18 samples taken from seven holes. The samples were then documented, bagged, and sealed with packing tape and were brought to Acme Labs in Georgetown where they were coarse crushed and shipped to the offices of P&E in Brampton, Ontario. From there the samples were sent via courier to AGAT Labs in Mississauga for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Sandspring advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results for gold and copper versus the original assay results can be seen in Figure 13.1 and Figure 13.2.

Figure 13.1	Independent Sample Verification Results for Gold

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Figure 13.2	Independent Sample Verification Results for Copper

13.2	QUALITY CONTROL PROGRAM (QC)

Sandspring maintained the QC program that had been initiated with hole TPD01, with the addition of certified reference materials, blanks and field duplicates to the sample stream. Samples were grouped into numbered batches consisting of 35 samples, which included the insertion of two certified reference materials, a blank, as well as a field duplicate, a coarse reject duplicate and a pulp replicate.

Over 18,000 samples were sent to Acme for analysis from August through January. Included in this number were some 846+ certified reference material samples and 520+ blank samples. There was a cumulative total of 563 pairs of field, 607 pairs of coarse reject and 562 pairs of pulp duplicates available for precision statistics.

An evaluation was completed on all the data, the results of which are presented in the following sections.

13.3	PERFORMANCE OF CERTIFIED REFERENCE MATERIALS

Sandspring inserted between six and seven different certified reference materials for holes TPD094 to TPD128.

All results for all reference materials were examined in detail including graphs of each with the performance gates based on the standard deviations of the between lab round robins as per the certification spec sheets. Any failure of the Au or Cu reference materials to meet the criteria was examined in detail and dealt with. All the data included for the current resource have passed the rigorous quality control program.

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13.4	PERFORMANCE OF BLANK MATERIAL

The blank material BL-6 was purchased at CDN Resource Labs in British Columbia. BL-6 is not certified as being sterile for copper, however the average copper value in 521 samples was 0.006%.

All blank values were examined and any questionable values were dealt with to ensure a clean database.

13.5	PERFORMANCE OF DUPLICATES

Statistics on the cumulative 563 pairs of field, 607 pairs of coarse reject and 562 pairs of pulp duplicates were completed using an Absolute Relative Difference plot and a Thompson-Howarth Precision plot and comparing results from the two.

Precision for gold showed definite improvement from the field (core) duplicate to the coarse reject duplicate level. The coarse rejects and pulps have almost identical precision at 13%, which is excellent for the coarse reject; however it is less precise at the pulp level. Various changes in protocol were made, and an increase in pulp precision is expected.

Copper pulp duplicates demonstrated excellent precision at 3%.

The authors consider that the data are of good quality for use in a resource estimate.

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14.0	ADJACENT PROPERTIES

There are no current properties of merit situated immediately adjacent to the Upper Puruni Property. The nearest Property considered of relevance is the Peters Mine Property, which is situated 100 km east of the Upper Puruni Property, and is currently being explored by Guyana Goldfields. This property has reportedly produced 42,000 ounces of gold between 1905 and 1916. The geological setting at Peters Mine, as described by Cargill and Gow in a 43-101 technical report dated January 2004, appears to be somewhat similar to the geological setting at Toroparu.

Both the Toroparu and Peters Mine properties are underlain by greenstones, volcaniclastic sediments and intrusives of the Barama-Mazaruni Supergroup. At the Peters Mine the Barama-Mazaruni volcanic rocks are locally, unconformably overlain by conglomerates and sandstones of the mid-Proterozoic Roraima Supergroup. A broad shear zone is present, as at Toroparu. The host rocks at Peters Mine are clay-rich sandstones. In the main zone primary gold mineralization occurs in quartz veins with sericite alteration envelopes. Most of the gold is free, similar to Toroparu, and geological ore controls are not understood at present. However, it is known that gold mineralization is structurally controlled and epigenetic. Gold may be present in veins or in distinct wallrock alteration zones. Pyrite and arsenopyrite are the main sulphide species at low metamorphic grades. Wallrock alteration forms a zoned halo 0.2 to 200 metres wide.

Alteration is related to potassium, oxygen, sulphur and carbon dioxide metasomatism. Subtle distal potassium and carbon dioxide metasomatism can be explored using alteration indices and trace element distribution. Trace elements include silver, arsenic, boron, bismuth, molybdenum, lead, antimony, tellurium and tungsten. There is typically a low base metal content associated with gold mineralization.

In January 2004 Cargill and Gow reported an Indicated Resource of 420,000 tonnes with an average grade of 1.9 g Au/t in the tailings and an Inferred Resource of 353,000 tonnes with an average grade of 2.8 g Au/t in saprolite.

The reader is cautioned that the information regarding the mineralization on the Peters Mine Property has not been verified and is not necessarily indicative of any mineralization that maybe present on the Property that is the subject of this report.

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15.0	MINERAL PROCESSING AND METALLURGICAL TESTING

15.1	INTRODUCTION

Initial scoping level metallurgical testwork on hard rock and saprolite (gravity tailings) samples from the Toroparu Deposit were undertaken by SGS Lakefield Research (SGS) from September 2008 to March 2009 and results are recorded in their report “An Investigation of Gold and Copper Recovery from the Toroparu Deposit of Sandspring Resources (Guyana)” dated June 22, 2009 (Lan et al., 2009) Testwork included two rougher flotation tests on the hard rock sample, cyanidation tests on flotation concentrate and tailings, cyanidation of saprolite, cyanide destruction tests, and environmental characterization of various products and samples.

In November, 2010, a more comprehensive metallurgical testing program (2011 Test Program) was initiated by Sandspring at SGS. This program is designed to support more advanced level studies that will be developed as the project is de-risked and advanced toward a production decision. Although final test results and reports have not been issued by SGS for this work, interim test results have been used to generate estimated parameters used in the discounted cash flow model contained in this PEA.

15.2	METALLURGICAL TESTWORK 2008/2009

15.2.1	Samples

Nine hard rock samples were crushed and combined to yield a single composite sample. Saprolite tailings were received as a single pulp sample. Table 15.1 and Table 15.2 summarize sample identification and analyses.

Table 15.1 Sample Identification, SGS 2009
Sample	Weight, kg	sg
380898	1.5	2.70
380899	1.0	2.72
380900	1.0	2.75
382892	1.5	2.72
283893	1.0	2.72
382894	1.0	2.73
541409	1.5	2.76
541410	1.0	2.76
541411	1.5	2.76
Saprolite Tailings	22	2.49

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Table 15.2 Head Sample Chemical Analyses
Element	Units	Hard Rock Composite	Saprolite Tailing
Au	g/t	1.43	0.60
Ag	g/t	1.80	0.60
Cu	%	0.17	0.16
S	%	0.13	0.03

15.2.2	Flotation Testwork

Two scoping level rougher flotation tests at a grind of 80 µ were conducted on the hard rock composite. Results are summarized in Table 15.3 and Figure 15.1. Excellent flotation response was obtained.

Table 15.3 Flotation Tests SGS 2009
Test	Wt%		%, g/t			% Distribution
			Cu	Au	Ag	Cu	Au	Ag
F1	2.5	Conc	6.04	46.8	75.4	97.5	92.2	79.3
	97.5	Tails	0.004	0.10	<0.5	2.5	7.8	20.7
		Head	0.150	1.26	2.36	100	100	100
F2	3.6	Conc	4.83	46.0	62.9	93.4	93.6	82.6
	96.4	Tails	0.013	0.12	<0.5	6.6	6.4	17.4
		Head	0.190	1.79	2.78	100	100	100

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Figure 15.1	Flotation Kinetics, 2009

15.2.3	Cyanidation

Cyanidation tests were performed on saprolite, flotation rougher tailings and rougher concentrate and are presented in Table 15.4. Saprolite leached well with modest cyanide consumption and rougher tailings extraction was acceptable in view of the head grade. Rougher concentrate leaching was not satisfactory and additional tests were recommended.

Table 15.4 Cyanidation Tests, SGS 2009
Sample	K80, µ	Au Extraction, %				NaCN, kg/t	Calculated Head, Au, g/t
		8 h	24 h	48 h	72 h
F2 Tail	80	33.3	45.5	68.6	69.9	0.03	0.13
F2 Conc		31.4	55.6	64.7	68.5	8.18	46.4
F2 Tail (CIL)	80			73.9		0.29	0.17
Saprolite	26	87.6	89.9	93	94.9	0.19
Saprolite (CIL)	26			97.0		0.24	0.66

15.2.4	Environmental

Waste rock, cyanided rougher flotation tailings, and cyanided saprolite tailings were subjected to basic environmental characterization.

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Synthetic precipitation leaching (SPLP) testing yielded concentrations within World Bank standards with the exception of (alkaline) pH. Acid-base accounting (ABA) and net acid generation (NAG) testing indicated no significant acid generation potential.

Cyanide destruction tests on cyanide tailing products using the INCO SO2 – air method confirmed that this process will effectively reduce CN(wad) and CN(t) to less than 0.5 mg/L.

Prior to receipt of more recent metallurgical test results (March 2011), pit optimizations for this PEA were carried out utilising a gold recovery estimate of 93% and copper recovery estimate of 80% were utilized in the pit optimizations for determining the resource and mineable portion of the resource calculations.

15.3	METALLURGICAL TESTWORK 2010

15.3.1	Samples

Five hard rock composite samples and three saprolite composite samples were prepared by SGS from drill core. Drill core samples were selected based on assays (copper and gold) and for spatial distribution to represent approximately the first seven years of production. Sample identification is shown in Table 15.5. The analyses shown are drill core averages for the intervals selected. Samples 1 – 3 and 8 were utilized in testwork supporting this PEA.

Table 15.5 Head Sample Identification
Sample Description	Sample Number	Au, g/t	Cu, %
Saprolite, low grade	1	0.182	0.083
Saprolite, mid-grade	2	0.734	0.085
Saprolite, high grade	3	0.898	0.072
Acid Intrusion, average grade	4	0.732	0.101
Massive Intermediate Volcanic, low grade	5	0.267	0.082
Massive Intermediate Volcanic, mid-grade	6	0.565	0.127
Massive Intermediate Volcanic, high grade	7	1.043	0.213
Massive Intermediate Volcanic, master composite	8	0.714	0.153

SGS analyses for samples 1-3 and 8 are shown in Table 15.6.

Table 15.6 SGS Composites Chemical Analyses
Sample	Au, g/t	Cu %
Sample 1	0.11	0.13
Sample 2	1.28	0.10
Sample 3	0.69	0.13
Sample 8	0.64	0.13

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Table 15.7 provides additional analyses for Sample 8.

Table 15.7 Sample 8 Analyses
Element	Value	Element	Value	Element	Value
Fe %	4.46	Cd g/t	< 2	Sb g/t	< 10
S %	0.17	Co g/t	20	Se g/t	< 30
S= %	0.150	Cr g/t	65	Sn g/t	< 20
Hg g/t	< 0.3	K g/t	12000	Sr g/t	175
Te g/t	< 50	Li g/t	< 20	Ti g/t	4390
Ag g/t	< 2	Mg g/t	13000	Tl g/t	< 30
Al g/t	73600	Mn g/t	437	U g/t	< 20
As g/t	< 30	Mo g/t	< 10	V g/t	84
Ba g/t	219	Na g/t	29800	Y g/t	14.6
Be g/t	0.76	Ni g/t	33	Zn g/t	55
Bi g/t	< 20	P g/t	688	Sb g/t	< 10
Ca g/t	33400	Pb g/t	< 20	Se g/t	< 30

15.3.2	Grinding

Grindability indices determined by SGS are summarized in Table 15.8. SMC tests were performed on all hard rock composites but are not incorporated in this study.

Table 15.8 Grindability
Sample	Bond RM kWh/t	BM Closing Mesh, µ	Bond BM kWh/t
Sample 8	19.3	200	17.7
Sample 8		100	18.2

15.3.3	Gravity Separation, Sample 8

Two gravity concentration tests were performed at grinds of 151 and 259 microns and are summarized in Figure 15.2. The tests suggest that about a 30% gravity recovery of gold may be possible. The gravity recovery results are not incorporated in this PEA.

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Figure 15.2	Gravity Concentration, Sample 8

Gravity recovery using Knelson and Mozley concentrators was conducted prior to rougher flotation on all of the 16 rougher tests discussed below. Quantitative data were not obtained due to missing information; however by comparing assay heads with calculated heads for the rougher tests, the potential benefits of gravity recovery diminish as the grind is coarsened. Gravity recovery was not utilized in calculating process recoveries in this PEA.

15.3.4	Rougher Flotation Testwork, Sample 8

A matrix of sixteen rougher flotation tests on gravity tails were conducted to explore the effect of grind and reagent mix on performance. Grinds of 50, 75, 125 and 175 µm and four flotation reagent conditions were applied. The best flotation performance, and apparent gold recovery results, were obtained at the coarsest grind of 175 microns, a neutral pH, and collector AF208. Additional tests at grinds coarser than 175 microns are being conducted to complete grind curve optimization. Table 15.9 illustrates the rougher flotation results from one of the tests matching the best performance conditions from this set of floatation tests.

For purposes of the PEA, a grind of 150 microns was selected.

Table 15.9 Flotation Test MC-18
						Recovery, %
	Product	Wt %	Cu %	Au g/t	S %	Cu	Au	S
Test MC-18	Ro Conc 1	1.24	8.92	36.3	11.2	79.2	69.7	63.8
	Ro Conc 1-2	2.87	4.44	18.59	5.81	91.2	82.7	76.7
	Ro Conc 1-3	4.94	2.67	11.32	3.52	94.3	86.5	79.8
	Ro Conc 1-4	7.93	1.69	7.27	2.26	96.1	89.2	82.2
	Ro Conc 1-5	10.95	1.24	5.33	1.66	96.8	90.4	83.6
	Head (calc.)	100	0.140	0.646	0.218	100	100	100

To date, recoveries, concentrate grades, and recovery kinetics are lower in the 2010 rougher flotation tests than those reported in the 2009 tests. This may be attributed to the lower grade of copper and gold content in the 2010 Test Program composite sample than the composite in the 2009 Program, and the application of gravity separation of gold prior to flotation.

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The final gold recovery curve for the 2011 rougher flotation tests has not yet been established. However, an analysis of rougher tailings assays indicates an average grade of 0.07 g/t and a range of 0.05 to 0.13. A base tailings grade of 0.07 g/t gold was selected yields a rougher recovery of 90.3%

The average gold grade contained in the mineable portion of the resource of 0.91 g/t is significantly higher than the 0.64 g/t grade in the sample nr. 8 tested. To allow for anticipated improvement in recovery between these grades, a recovery adjustment (equal to the average of the fixed tailings grade and fixed recovery) was applied to the expected grade for each year of the production schedule contained in the PEA discounted cash flow model. The average life of mine rougher flotation recovery utilized in the PEA for the open pit mining operations is 91.3% which results in a LOM average of 90.4% when averaged with the 83.7% gold recovery from stockpile.

15.3.5	Cleaner Flotation Testing

Two preliminary open circuit cleaner flotation tests were conducted on Sample 8 at primary grinds of 182 and 58 microns and an estimated regrind size of 10 microns. The coarser grind test (MC-03) is selected as the basis for a copper recovery/grade estimate as the (MC-02) result may be unreliable due to a reagent problem and the second test.

Based on MC-03, and allowing for an expected improvement in performance as the circuit is closed, a copper recovery of 80% at a grade of 25% is selected for the PEA.

Figure 15.3	Cleaner Flotation Recovery vs. Grade

Based on MC-03 recovery, a cleaner concentrate containing 70% of the gold contained in the rougher concentrate would report to the final cleaner concentrate. The split of gold between cleaner concentrate and cleaner tails can be expected to be varied somewhat to optimize economics in the final flow sheet for the project. (Figure 15.4)

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Figure 15.4	Cleaner Flotation, Gold Recovery

15.3.6	Cyanidation of Cleaner Tails

The extraction of gold from a cleaner tailings stream has been estimated from a plot of tailings grade vs. head grade for various testwork products. The graph is shown in Figure 15.5. The projected extraction obtained at a cleaner tail gold grade of 3.3 g/t (derived from a material balance) is 93.6% (cyanidation tails grade of 0.21 g/t).

Figure 15.5	Cyanidation Tailing vs. Head Grade

Reagent consumptions for leaching of cleaner tails have been similarly estimated. Copper content of cleaner tails is estimated at 0.2% based on an 8 wt% rougher concentrate, design copper recoveries for roughers and cleaners. Reagent consumptions for the PEA study of 1.6 kg/t and 0.6 kg/t for cyanide and lime respectively have been taken from Figure 15.6, based on available cyanidation data.

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Figure 15.6	Cyanidation Reagent Consumption

15.3.7	Saprolite Cyanidation

A single 48 hour standard cyanidation test was performed on each of the three saprolite composites. The results are recorded in Table 15.10.

Table 15.10 Cyanidation of Saprolite
Sample	Test	Residue	Extraction	Head Au, g/t		Reagents, kg/t
		Au, g/t	Au, %	Calc	Assay	NaCN	CaO
1	CN19	0.02	92.4	0.26	0.11	0.11	2.76
2	CN20	0.04	95.9	0.85	1.28	0.40	2.41
3	CN21	0.03	97.6	1.06	0.69	0.27	2.11

The poor agreement between calculated and assay heads is attributed to the presence of free gold. A cyanidation extraction of 92% was selected for the PEA cash flow model.

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16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

February 2011 Resource Estimate

16.1	INTRODUCTION

The purpose of this report section is to update the estimate of the Mineral Resources of the Toroparu Deposit in compliance with NI 43-101 regulations and CIM standards. This resource estimate was undertaken by Eugene Puritch, P.Eng. and Antoine Yassa, P.Geo. of P&E Mining Consultants Inc. of Brampton Ontario with an effective date of December 31, 2010.

16.2	DATABASE

All drilling data were provided by Sandspring Resources Ltd. in the form of text and Excel files. Forty two (42) drill cross sections were developed on a UTM grid looking Northwest at an azimuth of 297 degrees on a 50 metre spacing named from 350-E to 1,700-W.

A Gemcom database was constructed containing 64 surface trenches and 130 diamond drill holes of which 25 surface trenches and 105 diamond drill holes were utilized in the updated resource calculation. All remaining data in the database were not in the area that was modeled for the resource estimate. A Surface drill hole plan is shown in Appendix-I.

The database was verified in Gemcom with minor corrections made to bring it to an error free status. The Assay Tables of the database contained 46,195 Au and 43,770 Cu assays. Data are expressed in metric units and grid coordinates are in a UTM system.

16.3	DATA VERIFICATION

Verification of assay data entry was performed on 44,006 assay intervals with a few very minor data entry errors observed all of which were subsequently corrected. The 44,006 verified intervals were checked against digital assay lab certificates from Acme Analytical Laboratories of Vancouver, B.C. and Activation Laboratories of Ancaster, ON. The checked assays represented 98% of the data to be used for the resource estimate and approximately 95% of the entire database.

16.4	DOMAIN INTERPRETATION

The Toroparu domain boundaries were determined from lithology, structure and grade boundary interpretation from visual inspection of drill hole sections. Ten domains were created named Fresh Rock South, Saprolite South, Fresh Rock North-1, Saprolite North-1, Fresh Rock North-2, Saprolite North-2, Fresh Rock South-1, Saprolite South-1, Fresh Rock South-2 and Saprolite South-2. These domains were created with computer screen digitizing on drill hole sections in Gemcom by the authors of this section of the report. The outlines were influenced by the selection of mineralized material above 0.3 g/t AuEq in Fresh Rock and Saprolite that demonstrated a lithological and structural zonal continuity along strike and down dip. In some cases mineralization below 0.3 g/t AuEq was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of Inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

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On each section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 100 meters into untested territory. Minimum constrained true width for interpretation was 3.0 metres. The interpreted polylines from each section were “wireframed” in Gemcom into 3-dimensional domains. The resulting domains were used for statistical analysis, grade interpolation, rock coding and resource reporting. See Appendix-II.

16.5	ROCK CODE DETERMINATION

The rock codes used for the resource model were derived from the mineralized domain solids. The list of rock codes used is as follows:

Rock Code	Domain Description

0	Air
10	Fresh Rock South
15	Saprolite South
20	Fresh Rock North-1
25	Saprolite North-1
30	Fresh Rock North-2
35	Saprolite North-2
40	Fresh South-1
45	Saprolite South-1
50	Fresh Rock South-2
55	Saprolite South-2
99	Fresh Waste Rock
100	Saprolite Waste Rock

16.6	COMPOSITES

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domains. These composites were calculated for Au over 1.5 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals were set to ½ assay detection limit values. Any composites that were less than 0.50 metres in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were transferred to Gemcom extraction files for the grade interpolation as X, Y, Z, Au, Cu files.

16.7	GRADE CAPPING

Grade capping was investigated on the raw assay values in the databases within the constraining domains to ensure that the possible influence of erratic high values did not bias the database (Tabular information for grade capping can be found in Table 16.1 and Table 16.2). Extraction files were created for the constrained Au data. From these extraction files, log-normal histograms were generated. See graphs in Appendix-III.

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Table 16.1 Au Grade Capping Values
Domain	Capping Value Au g/t	Number of Capped Assays	Cumulative % for Capping	Raw Coefficient of Variation	Capped Coefficient of Variation
Fresh Rock South	15	28	99.8	2.49	1.96
Saprolite South	6	2	99.7	1.50	1.35
Fresh Rock North-1	5	23	98.9	2.74	1.57
Saprolite North-1	4	1	99.3	1.54	1.54
Fresh Rock North-2	6	6	98.5	2.03	1.76
Saprolite North-2	4.5	2	93.3	2.92	1.52
Fresh Rock South-1	15	5	99.8	2.38	1.92
Saprolite South-1	1.25	4	90.9	1.62	1.23
Fresh Rock South-2	5	5	98.8	2.16	1.40
Saprolite South-2	No Cap	0	100	1.81	1.81

Table 16.2 Cu Grade Capping Values
Domain	Capping Value Cu %	Number of Capped Assays	Cumulative % for Capping	Raw Coefficient of Variation	Capped Coefficient of Variation
Fresh Rock South	1.5	3	99.9	1.40	1.38
Saprolite South	No Cap	0	100	1.03	1.03
Fresh Rock North-1	0.5	9	99.6	1.60	1.50
Saprolite North-1	No Cap	0	100	1.04	1.04
Fresh Rock North-2	0.18	4	99.0	1.61	1.53
Saprolite North-2	No Cap	0	100	0.39	0.39
Fresh Rock South-1	0.7	3	99.9	1.50	1.40
Saprolite South-1	No Cap	0	100	0.54	0.54
Fresh Rock South-2	0.4	3	99.3	1.46	1.43
Saprolite South-2	No Cap	0	100	0.27	0.27

16.8	VARIOGRAPHY

Good quality directional variograms were attained for Au and Cu in all Fresh Rock Domains. Only the Saprolite Souter Domain exhibited reasonable Saprolite variograms. The remaining Saprolite Domain populations are too small to yield any discernable variograms. All variography was developed from constrained domain composites. See variograms in Appendix-IV.

16.9	BULK DENSITY

The bulk density used for the creation of a Fresh Rock density block model was derived from a total of 31 site visit samples taken on two separate occasions by Antoine Yassa, P.Geo and Eugene Puritch P.Eng. The average fresh rock bulk density was calculated to be 2.73 tonnes/m3 while the Saprolite bulk density was estimated at 1.8 tonnes /m3. The bulk densities utilized for this estimate have been confirmed by site geologists taking 51 Fresh Rock and six Saprolite field measurements with respective average values of 2.75 tonnes/m3 and 1.82 tonnes/m3.

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16.10	BLOCK MODELING

The Toroparu Deposit resource model was divided into a block model framework containing 31,992,000 blocks that were 5 m in X direction, 5 m in Y direction and 5m in Z direction. There were 620 columns (X), 344 rows (Y) and 150 levels (Z). The block model was rotated 27 degrees clockwise. Separate block models were created for rock type, density, class, Au and Cu.

A volumetric percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain. As a result, the domain boundary was properly represented by the percent model ability to measure infinitely variable inclusion percentages within that domain.

The Au and Cu composites were extracted from the Microsoft Access database composite table into separate files. Inverse distance squared grade interpolation was utilized for all elements. The first grade interpolation pass was utilized for the Indicated classification while the second was for the Inferred classification. The resulting AuEq and Cu grade blocks can be seen on the block model cross-sections and plans in Appendix-V. Grade blocks were interpolated using the following parameters:

Table 16.3 Au Measured Block Model Interpolation Parameters
Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	207°	297°	-90°	65	55	20	3	7	20
Sap. South	207°	297°	-90°	20	80	20	3	7	20

Table 16.4 Cu Measured Block Model Interpolation Parameters
Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	207°	297°	-90°	80	65	20	3	7	20
Sap. South	207°	297°	-90°	25	85	20	3	7	20

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Table 16.5 Au Indicated Block Model Interpolation Parameters
Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	207°	297°	-90°	105	80	40	3	4	20
Sap. South	207°	297°	-90°	30	125	40	3	4	20
Fresh North-1	207°	297°	-90°	15	15	30	3	4	20
Fresh North-2	207°	297°	-90°	50	50	50	3	4	20
Fresh South-1	207°	297°	-90°	10	10	10	3	4	20
Fresh South-2	207°	297°	-90°	30	30	30	3	4	20

Table 16.6 Cu Indicated Block Model Interpolation Parameters
Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	207°	297°	-90°	120	100	40	3	4	20
Sap. South	207°	297°	-90°	40	130	40	3	4	20
Fresh North-1	207°	297°	-90°	20	30	50	3	4	20
Fresh North-2	207°	297°	-90°	40	40	40	3	4	20
Fresh South-1	207°	297°	-90°	15	10	10	3	4	20
Fresh South-2	207°	297°	-90°	30	30	30	3	4	20

Table 16.7 Au and Cu Inferred Block Model Interpolation Parameters
Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
All Au	207°	297°	-90°	250	250	80	3	1	20
All Cu	207°	297°	-90°	250	250	80	3	1	20

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16.11	RESOURCE CLASSIFICATION

During the Toroparu classification interpolation search ellipsoid passes 100,771 grade blocks were coded as Measured, 468,940 as Indicated and 1,028,506 as Inferred. All classifications were determined from the Au search ellipsoid passes due to the majority potential economic contribution of Au in the deposit. Classification block cross-sections and plans can be seen in Appendix VI.

16.12	RESOURCE ESTIMATE

The resource estimate was derived from applying AuEq cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The AuEq grades in the block model were calculated as follows:

Au Price = US$1,137/oz. (Feb 28/11 24 mo. trailing avg.)	Au Recovery = 93%
Cu Price = US$3.13/lb. (Feb 28/11 24 mo. trailing avg.)	Cu Recovery = 80%

Therefore the AuEq = [[($3.13 x 22.046 x 80%)/($1,137/31.1035 x 93%)] x Cu%] + Au g/t
Effectively 1% Cu = 1.62 grams Au

The following calculation demonstrates the rationale supporting the AuEq cut-off grades that determine the potentially economic portions of the open pit mineralization.

Saprolite Open Pit AuEq Cut-Off Grade Calculation US$

Au Price	$1,137/oz. (24 mo. trailing average price Feb 28/11)
Au Recovery	91%
Process Cost (3,000tpd)	$6.64/tonne processed (HFO generated power)
General/Administration	$1.52/tonne processed

Therefore, the Au cut-off grade for the saprolite portion of this resource estimate is calculated as follows:

Operating costs per ore tonne = ($6.64 + $1.52) = $8.16/tonne
[($8.16)/[($1,137/oz./31.1035 x 91% Recovery)] = 0.245g/t AuEq Use 0.24g/t

Fresh Rock Open Pit AuEq Cut-Off Grade Calculation US$

Au Price	$1,137/oz. (24 mo. trailing average price Feb 28/11)
Au Recovery	93%
Process Cost (30,000tpd)	$6.64/tonne processed (HFO generated power)
General/Administration	$1.52/tonne processed

Therefore, the Au cut-off grade for the fresh rock portion of this resource estimate is calculated as follows:

Operating costs per ore tonne = ($6.64 + $1.52) = $8.16/tonne
[($8.16)/[($1,137/oz./31.1035 x 93% Recovery)] = 0.240g/t AuEq

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The open pit resource model was further investigated with a Whittle pit optimization to ensure a reasonable stripping ratio was applied and a reasonable assumption of potential economic extraction could be made. The following parameters were utilized in the pit optimizations:

Au Price	US$1,137/oz. (24 month trailing average price Feb 28/11)
Cu Price	US$3.13/lb. (24 month trailing average price Feb 28/11)
Au Recovery (Saprolite)	91%
Au Recovery (Fresh Rock)	93%
Cu Recovery	80%
Mining Cost (Saprolite)	$0.87/tonne mined
Mining Cost (Fresh Rock Waste)	$1.28/tonne mined
Mining Cost (Fresh Rock Min)	$1.38/tonne mined
Process Cost (Saprolite)	$6.64/tonne processed
Process Cost (Fresh Rock)	$6.64/tonne processed
General/Administration	$1.52/tonne processed
Pit Slopes	50 degrees

The above data were derived from first principles and similar open pit gold projects to Toroparu. See optimized pit shell in Appendix VII. The resulting resource estimate can be seen in the following tables.

Table 16.8 Toroparu Optimized Pit Resource Estimate at 0.24 g/t AuEq Cut-Off Grade(1)(2)(3)(4)
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite
Measured	1,021	0.96	0.05	0.96	31.5	1.2	31.5
Indicated	2,747	0.68	0.05	0.68	60.1	3.0	60.1
Measured & Indicated	3,768	0.76	0.05	0.76	91.6	4.2	91.6
Inferred	5,473	0.85	0.04	0.85	149.6	4.8	149.6

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	88.4	1,031.1
Indicated	119,466	0.68	0.09	0.84	2,611.8	237.0	3,226.4
Measured & Indicated	148,101	0.72	0.10	0.89	3,422.0	325.4	4,257.5
Inferred	209,365	0.71	0.05	0.80	4,779.2	230.8	5,385.0

Total
Measured	29,656	0.88	0.14	1.11	841.7	89.6	1,062.6
Indicated	122,213	0.68	0.09	0.84	2,671.9	240.0	3,286.5
Measured & Indicated	151,869	0.72	0.10	0.89	3,513.6	329.6	4,349.1
Inferred	214,838	0.71	0.05	0.80	4,928.7	235.6	5,534.6
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues and are subject to the findings of a full feasibility study.

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(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) The mineral resources in this estimate were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(4) The metal prices used in this estimate were a February 28, 2011 two year trailing average as follows: Au US$1,137/oz., Cu $3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of Fresh rock and $0.87 per tonne of Saprolite, Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 50 degrees.

Table 16.9 Optimized Pit Sensitivity to Resource Estimate at 0.42 g/t AuEq Cut-Off Grade
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite
Measured	832	1.11	0.04	1.11	29.6	0.8	29.6
Indicated	1,817	0.86	0.06	0.86	50.5	2.4	50.5
Measured & Indicated	2,649	0.94	0.05	0.94	80.1	3.2	80.1
Inferred	3,893	1.06	0.05	1.06	132.8	4.1	132.8

Fresh Rock
Measured	24,410	0.99	0.16	1.26	777.7	85.6	985.7
Indicated	87,542	0.85	0.10	1.02	2,378.3	200.7	2,865.2
Measured & Indicated	111,952	0.88	0.12	1.07	3,156.0	286.3	3,850.9
Inferred	145,645	0.87	0.06	0.97	4,078.6	195.9	4,551.5

Total
Measured	25,242	0.99	0.16	1.25	807.3	86.4	1,015.3
Indicated	89,359	0.85	0.10	1.01	2,428.8	203.1	2,915.7
Measured & Indicated	114,601	0.88	0.11	1.07	3,236.1	289.4	3,931.0
Inferred	149,539	0.88	0.06	0.97	4,211.4	200.0	4,684.3

An optimized sensitivity defined at a 0.42 g/t AuEq cut-off grade for both saprolite and fresh rock (Table II) was generated to compare the February 28, 2011 Mineral Resource Estimate to the estimate at the same 0.42 AuEq cut off contained in Technical Report Nr. 193, effective September 12, 2010.

This comparison results in a reported increase in Measured and/or Indicated Resources of 874,000 oz. Au and 67 million lbs. Cu and an increase in Inferred Resource of 1,507,000 oz. Au and 19 million lbs. Cu over that reported in the Technical Report nr. 186, effective Spetember 12, 2010.

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Table 16.10 Global Mineralized Inventory Sensitivity at 0.24 g/t AuEq Cut-Off Grade
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite	1,065	0.97	0.05	0.97	33.2	1.1	33.2
Measured	2,823	0.69	0.05	0.69	62.3	3.2	62.3
Indicated	3,888	0.76	0.05	0.76	95.5	4.2	95.5
Measured & Indicated	5,575	0.85	0.04	0.85	151.8	5.4	151.8
Inferred	1,065	0.97	0.05	0.97	33.2	1.1	33.2

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	90.9	1,031.1
Indicated	119,666	0.68	0.09	0.84	2,631.6	237.4	3,212.6
Measured & Indicated	148,302	0.72	0.10	0.89	3,441.8	328.3	4,243.7
Inferred	228,112	0.71	0.05	0.79	5,177.8	256.5	5,801.2

Total
Measured	29,700	0.88	0.14	1.11	843.4	92.0	1,064.3
Indicated	122,490	0.68	0.09	0.83	2,693.9	240.6	3,274.8
Measured & Indicated	152,190	0.72	0.10	0.89	3,537.2	332.6	4,339.1
Inferred	233,687	0.71	0.05	0.79	5,329.6	261.9	5,953.0

16.13	CONFIRMATION OF ESTIMATE

As a test of the reasonableness of the resource estimates, the block model was queried at a 0.01 g/t AuEq cut-off grade with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domains. See below.

Table 16.11 Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grades
	Au (g/t)	Cu (%)
Capped Assays	0.62	0.07
Composites	0.62	0.07
Block Model	0.60	0.06

The comparison above shows the average grade of all the grade blocks in the constraining domains to be somewhat lower for the Au and similar for the Cu to the weighted average of all capped assays and composites used for grade estimation. This Cu grade reduction is most likely due to the clustering of high grade assays wherein the block model smoothes out these values for a more reliable estimate. In addition, a volumetric comparison was performed with the block model volume of the model versus the geometric calculated volume of the domain solids.

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Block Model Volume	=177,597,869 m3
Geometric Domain Volume	=177,635,918 m3
Difference	=0.021%

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17.0	OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data or information

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18.0	INTERPRETATIONS AND CONCLUSIONS

Interpretations and conclusions have been addressed in Section 30 of this report.

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19.0	RECOMMENDATIONS

Recommendations have been addressed in Section 30 of this report.

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20.0	REFERENCES

Addison, R., Lambert, R.J., and Poos, S. R., (2006): NI 43-101 Technical Report, Brisas Project, Venezuela, Feasibility Update. Prepared for Gold Reserve, Inc. by Pincock, Allen & Holt.

Channer, D., Graffe, E. and Vielma, P., (2005): Geology, Mining, and Mineral Potential of Southern Venezuela. Society of Economic Geologists Newsletter, No. 62, pp 5, 13-22.

Conolly, H.J.C., (1926): Preliminary Survey of the Mazaruni and Puruni Diamond Field. British Guiana, Geological Survey of British Guiana.

Ellis, T.R., (2006): Appraisal of Market Value - Las Brisas Gold Mining Concession, Bolivar State, Venezuela. Ellis International Services Inc., Report Dated April 17, 2006.

ETK, 2010. Draft Terms Of Reference Environmental and Social Impact Assessment Toroparu Gold And Copper Mine For ETK Inc.

Ewert, W.D., Puritch, E.J., Armstrong, T., Yassa, A., 2009: Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana, NI 43-101 Technical report dated January 6, 2009.

Gibbs, A.K., and Barron, C.N., (1993): The geology of the Guiana Shield: Oxford Monographs on Geology and Geophysics, No. 22.

Grantham, D.R., (1934): The Upper Puruni. Notes on the Geology and Gold Occurrences. GSBG Annual Report, Sect. 2, pp 77-01.

Hazen Research Inc., (2002): Characterization and Testing of Guyana Gold Ore (Toroparu). Hazen Project 9927-02, 12 pp. Unpublished internal ETK Report.

Hazen Research Inc., (2003): Gravity Concentration of Guyana (Toroparu) Gold Ore, Hazen Project 10006, 10 pp. Unpublished internal ETK Report.

Heesterman, L.J.L., Kemp, A.W., Nestor, G.A., (2001): Upper Puruni Project. A Summary of Geochemistry, Geology and Structure in the Headwaters of the Puruni River. Guyana Geology and Mines Commission, Geoservices Division Report.

Heesterman, L.J.L., (2003): Toroparu, Upper Puruni River, Guyana, South America, Information Memorandum, updated 25/02/03, 5 pp. with 14 Figures, 6 plates, 7 pages assays and rock descriptions. Unpublished ETK Report.

Heesterman, L.J.L., (2005a): Toroparu, Upper Puruni River, Guyana, South America. ETK Information Memorandum, updated 24/07/05, 5 pp, with 21 Figures and 5 Plates. Unpublished ETK Memorandum.

Heesterman, L.J.L., (2005b): ETK PL Summary. 5 pp, with 15 Figures and 8 pages of geochemical assays, and 7 pages rock descriptions. Unpublished ETK Report.

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Hopkinson, E., (1999): Report on work done on (A) Oko Project and (B) Wynamu Project (Toroparu), Guyana for Greg Graham, 16 pp. Unpublished ETK Report.

Hyyppa, R.R., (2006): Toroparu Flotation Pilot Plant Report, 3 pp. Unpublished internal ETK Report, dated July 3, 2006.

Hyyppa R.R., (2006): Toroparu Process Description, 3 pp. Unpublished internal ETK Report, dated July 2, 2006.

Klohn Crippen Berger, 2011. Toroparu Tailings Site Selection, Progress Report. Letter report to Mr. Dennis Kersteins, Technical Coordinator, Sandspring Resources Limited. March 8, 2011.

Lan, P., Bowman, B., & McKenzie, S., (2009): An Investigation into the Recovery of Gold and Copper from the Toroparu Deposit of Sandspring Resources (Guyana), Project 12039-001 – Final Report. Prepared for ETK by SGS Lakefield Research Limited, dated June 22, 2009.

Meixner, H.M., (2005): Toroparu Open Pit Gold Project, Upper Puruni River Area, Guyana. Trench Sampling Program, October, 2005, 6pp. Unpublished internal report for Valgold Resources Ltd.

Meixner, H. M. and Wesa, G.L., (2006): Geological Report on the Toroparu Open Pit Gold Prospect, Upper Puruni River Area, Guyana, internal company report prepared for ETK Inc.

Meixner, H., (2007): 2006/2007 Drilling Report on the Toroparu Copper-Gold Prospect, Upper Puruni River Area, Guyana, dated August 10, 2007.

Meixner, H., (2008): Technical Report on the Toroparu Copper-Gold Prospect, Upper Puruni River Area, Guyana, dated July 10, 2008; revised August 8, 2008; revised October 15, 2008.

Pollard, E.R. and Hamilton, M.C., (1950): Putareng-Serenamu-Enachu; Mazaruni District (Map). GSBG.

Shaffer, W.L., (2000): Report on the Upper Puruni Prospect, Alfonso Concession, Guyana. 4 pp. and 3 sketch maps. Unpublished internal ETK Report.

Shaffer, W.L., (2001): Report on Samples taken at Toroparu, Million Mountain, and Tiger Creek, Guyana, June, 2001. 3 pp. Unpublished ETK Report.

Shaffer, W.L., (2003): Auger Drill Exploration Program, Toroparu Prospect, Upper Puruni River, Guyana, S.A., 3pp. Unpublished ETK Report with and field notes.

Uzunlar, N., (2000): Brief Report on Gold Mineralization at Puruni Mine, Central North Guyana, 5 pp. and field book notes. Unpublished ETK Report.

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Voicu, G., Bardoux, M., Jebrak, M. and Crepeau, R., (1999): Structural, Mineralogical, and Geochemical Studies of the Paleoproterozoic Omai Gold Deposit, Guyana. Economic Geology, Vol. 94, 1999 pp 1277-1304.

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21.0	CERTIFICATES

CERTIFICATE of AUTHOR

Dr. Wayne D. Ewert, P.Geo.

I, Wayne D. Ewert, P.Geo, residing at 10 Langford Court, Brampton, Ontario, L6W 4K4 do hereby certify that:

1.
I am a principal of P&E Mining Consultants Inc. and currently contracted as a consultant by Sandspring Resources Ltd. and have worked as a geologist continuously since obtaining my B.Sc. degree in 1969.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I graduated with an Honours Bachelor of Science degree in Geology from the University of Waterloo in 1970 and with a PhD degree in Geology from Carleton University in 1977. I am a member of the Geological Association of Canada, of the Canadian Institute of Mining and Metallurgy and a P. Geo., Registered in the Province of British Columbia (APEGBC No. 18965), the Province of Ontario (APGO No. 0866) and the Province of Saskatchewan (APEGS No.16217).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Supervising Project Geologist III, Cominco Ltd.,	1976 – 1982
•	Supervising Project Geologist, Getty Mines Ltd.,	1982 – 1986
•	Regional Manager, Gold Fields Canadian Mining Limited,	1986 – 1987
•	Canadian Manager, New Projects, Gold Fields Canadian Mining Limited,	1987 – 1992
•	Vice-President, A.C.A. Howe International Limited,	1992 – 2004
•	Principal, P&E Mining Consultants Inc.,	2004 – Present

4.	I have not visited the Toroparu Project.

5.	I am responsible for sections 1 through 4, 9, 10, 14, 17, 20, 21 and have co-authored portions of the Summary of this Technical Report.

6.	I am independent of Sandspring Resources Ltd. applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu Project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring various technical reports, the most recent of which is dated October 13, 2010 and titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011

Signing Date: May 5, 2011

{SIGNED AND SEALED}

[Wayne D. Ewert]
________________________________
Dr. Wayne D. Ewert P. Geo.

P&E Mining Consultants Inc.
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CERTIFICATE OF QUALIFIED PERSON

ANTOINE R. YASSA, P. GEO.

I, Antoine R. Yassa, P. Geo., residing at 241 Rang 6 West, Evain, Quebec, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc (HONS) in Geological Sciences (1977). I have worked as a geologist for a total of 30 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224) and a practising member of the APGO (Registration Number 1890).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Minex Geologist (Val d’Or), 3D Modeling (Timmins), Placer Dome	1993-1995
•	Database Manager, Senior Geologist, West Africa, PDX	1996-1998
•	Senior Geologist, Database Manager, McWatters Mine	1998-2000
•	Database Manager, Gemcom modeling and Resources Evaluation (Kiena Mine) QAQC Manager (Sigma Open pit), McWatters Mines	2001-2003
•	Database Manager and Resources Evaluation at Julietta Mine, Far-East Russia, Bema Gold Corporation	2003-2006
•	Consulting Geologist	since 2006

4.	I visited the Toroparu Project from September 11 to 12, 2008 and from February 2 to 5, 2011.

5.	I am responsible for co-authoring portions of Section 16 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu Project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring various technical reports, the most recent of which is dated October 13, 2010 and titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signed Date: May 5, 2011

{SIGNED AND SEALED}
[Antoine Yassa]

________________________________
Antoine R. Yassa, P. Geo.

P&E Mining Consultants Inc.
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KIRK RODGERS, P.ENG.

CERTIFICATE OF AUTHOR

I, Kirk H. Rodgers, P. Eng., residing at 378 Bexhill Rd., Newmarket, Ontario, do hereby certify that:

1.	I am an independent mining consultant, contracted as Vice President, Engineering by P&E Mining Consultants Inc.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining. I subsequently attended the mining engineering programs at Laurentian University and Queen’s University for a total of two years. I have met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency.

I have been licensed by the Professional Engineers of Ontario (License No. 39427505), from 1986 to the present. I am also a member of the National and Toronto Canadian Institute of Mining and Metallurgy. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Underground Hard Rock Miner, Denison Mines, Elliot Lake Ontario	1977-1979
•	Mine Planner, Cost Estimator, J.S Redpath Ltd., North Bay Ontario	1981-1987
•	Chief Engineer, Placer Dome Dona Lake Mine, Pickle Lake Ontario	1987-1988
•	Project Coordinator, Mine Captain, Falconbridge Kidd Creek Mine, Timmins, Ontario	1988-1990
•	Manager of Contract Development, Dynatec Mining, Richmond Hill, Ontario	1990-1992
•	General Manager, Moran Mining and Tunnelling, Sudbury, Ontario	1992-1993
•	Independent Mining Engineer	1993
•	Project Manager - Mining, Micon International, Toronto, Ontario	1994 - 2004
•	Principal, Senior Consultant, Golder Associates, Toronto, Ontario	2004 – 2010
•	Independent Consultant, VP Engineering to P&E Mining Consultants Inc,	2011– present

4.	I am responsible for authoring Sections 29 and 30 and co-authoring portions of Sections 22, 26 and 27 and the Executive Summary.

5.	I have not visited the Toroparu Project.

6.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

7.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

8.	I have had no prior involvement with the Property that is the subject of this Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

Effective Date: April 30, 2011
Signed Date: May 5, 2011

{SIGNED AND SEALED}

{Kirk Rodgers}

________________________________
Kirk Rodgers, P. Eng.

P&E Mining Consultants Inc.
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CERTIFICATE of AUTHOR

Tracy J. Armstrong, P.Geo.

I, Tracy J. Armstrong, residing at 2007 Chemin Georgeville, res. 22, Magog, QC J1X 0M8, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc. and have worked as a geologist continuously since my graduation from university in 1982.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of Queen’s University at Kingston, Ontario with a B.Sc. (HONS) in Geological Sciences (1982). I am a geological consultant currently licensed by the Order of Geologists of Québec (License 566), the Association of Professional Geoscientists of Ontario (License 1204) and the Association of Professional Engineers and Geoscientists of British Columbia, (Licence No. 34720).

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

•	Underground production geologist, Agnico-Eagle Laronde Mine1988-1993;
•	Exploration geologist, Laronde Mine 1993-1995;
•	Exploration coordinator, Placer Dome 1995-1997;
•	Senior Exploration Geologist, Barrick Exploration 1997-1998;
•	Exploration Manager, McWatters Mining 1998-2003;
•	Chief Geologist Sigma Mine 2003
•	Consulting Geologist 2003-to present.

4.	I have not visited the Toroparu Project.

5.	I am responsible for the preparation and authoring of Sections 11 through 13 of this Technical Report.

6.	I am independent of Sandspring Resources Ltd. applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu Project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring various technical reports, the most recent of which is dated October 13, 2010 and titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signing Date: May 5, 2011

{SIGNED AND SEALED}

[Tracy J. Armstrong]
________________________________
Tracy J. Armstrong, P. Geo.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

CERTIFICATE OF QUALIFIED PERSON

ALFRED S. HAYDEN, P. ENG

I, Alfred S. Hayden, P. Eng., residing at 284 Rushbrook Drive, Ontario, L3X 2C9, do hereby certify that:

1.	I am currently President of:
EHA Engineering Ltd.,
Consulting Metallurgical Engineers
Box 2711, Postal Stn. B.
Richmond Hill, Ontario, L4E 1A7

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I graduated from the University of British Columbia, Vancouver, B.C. in 1967 with a Bachelor of Applied Science in Metallurgical Engineering. I am a member of the Canadian Institute of Mining, Metallurgy and Petroleum and a Professional Engineer and Designated Consulting Engineer registered with Professional Engineers Ontario. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for authoring of Sections 15 and 23 and co-authoring portions of Section 27 and Executive Summary of the Technical Report.

6.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signing Date: May 5, 2011

{SIGNED AND SEALED}

[Alfred Hayden]
__________________________
Alfred S. Hayden, P.Eng.

P&E Mining Consultants Inc.
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CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P. GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:
•	Exploration Geologist, Cameco Gold	1997-1998
•	Field Geophysicist, Quantec Geoscience	1998-1999
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003
•	Geologist, Aeon Egmond Ltd.	2003-2005
•	Project Manager, Jacques Whitford	2005-2008
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

4.	I have visited the Toroparu Project from April 27 to 28, 2010.

5.	I am responsible for authoring Sections 5, 6, 7 and 8 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu Project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring a technical report, dated October 13, 2010 and titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signed Date: May 5, 2011

{SIGNED AND SEALED}
[David Burga]
________________________________
David Burga, P. Geo.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

CERTIFICATE OF QUALIFIED PERSON

DAVID A. ORAVA, P. ENG.

I, David A. Orava, M. Eng., P. Eng., residing at 19 Boulding Drive, Aurora, Ontario, L4G 2V9, do hereby certify that:

1.	I am an Associate Mining Engineer at P&E Mining Consultants Inc. and President of Orava Mine Projects Ltd.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of McGill University located in Montreal, Quebec, Canada at which I earned my Bachelor Degree in Mining Engineering (B.Eng. 1979) and Masters in Engineering (Mining - Mineral Economics Option B) in 1981. I have practiced my profession continuously since graduation. I am licensed by the Professional Engineers of Ontario (License No. 34834119).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:
•	Mining Engineer – Iron Ore Company of Canada.	1979-1980
•	Mining Engineer – J.S Redpath Limited / J.S. Redpath Engineering.	1981-1986
•	Mining Engineer & Manager Contract Development – Dynatec Mining Ltd.	1986-1990
•	Vice President – Eagle Mine Contractors	1990
•	Senior Mining Engineer – UMA Engineering Ltd.	1991
•	General Manager - Dennis Netherton Engineering	1992-1993
•	Senior Mining Engineer – SENES Consultants Ltd.	1993-2003
•	President – Orava Mine Projects Ltd.	2003 to present
•	Associate Mining Engineer – P&E Mining Consultants Inc.	2006 to present

4.	I have not visited the Property that is the subject of this report.

5.	I am responsible for authoring Sections 25 and 28 and co-authoring Sections 22, 26 and 27 as well as portions of the Executive Summary of the Technical Report.

6.	I am an independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signed Date: May 5, 2011

{SIGNED AND SEALED}

[David Orava]
____________________________________
David Orava, M. Eng., P. Eng.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

CERTIFICATE OF QUALIFIED PERSON

ERNEST BURGA, P. ENG.

I, Ernest Burga, P. Eng., residing at 3385 Aubrey Rd., Mississauga, Ontario, L5L 5E3, do hereby certify that:

10.	I am an Associate Mechanical Engineer at P&E Mining Consultants Inc. and President of Andeburg Consulting Services Inc.

11.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

12.
I am a graduate of the National University of Engineering located in Lima, Peru at which I earned my Bachelor Degree in Mechanical Engineering (B.Eng. 1965). I have practiced my profession continuously since graduation and in Canada since 1975. I am licensed by the Professional Engineers of Ontario (License No. 6067011).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:

•	Maintenance Engineer – Backus and Johnston Brewery of Peru.	1966-1975
•	Design Mechanical Engineer – Cambrian Engineering Group	1975-1978
•	Design Mechanical Engineer – Reid Crowther Bendy	1979-1981
•	Lead Mechanical Engineer – Cambrian Engineering Group	1981-1987
•	Project Engineer – HG. Engineering	1988-2003
•	Lead Mechanical Engineer – AMEC Americas	2003-2005
•	Sr. Mechanical Engineer – SNC Lavalin Ltd.	2005-2009
•	President – Andeburg Consulting Services Inc.	2004 to present
•	Contracted Mechanical Engineer – P&E Mining Consultants Inc.	2009 to present

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for co-authoring portions of Section 26 and the Executive Summary of the Technical Report.

6.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 30, 2011
Signed Date: May 5, 2011

{SIGNED AND SEALED}
[Ernest Burga]

____________________________________
Ernest Burga, P. Eng.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

CERTIFICATE of AUTHOR

MALCOLM BUCK, P.ENG.

I, Malcolm Buck, M.Eng., P. Eng., residing at 164 Castle Crescent, Oakville, Ontario, Canada do hereby certify that:

1.	I am a Senior Associate Mining Engineer at P&E Mining Consultants Inc.

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of The Technical University of Nova Scotia, with a Bachelor of Engineering in Mining Engineering (1983). I have also obtained a Masters of Engineering, in Mining Engineering (Mineral Economics) from McGill University (1986).

I am licensed by the Professional Engineers Ontario (License No. 5881503). In addition, I am a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:
o	Practiced my profession continuously since 1983.
o	Extensive and progressively more senior engineering and operational duties at base metals, gold and uranium mining operations and development projects.
o	15 years experience performing all types of feasibility studies and due diligence and strategic planning studies for mines and mining companies.

4.	I authored Sections 24 and co-authoring portions of Sections 26 and 27 and the Executive Summary, of the technical report.

13.	I have not visited the Property that is the subject of this Technical Report.

6.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

7.	I am independent of the issuer applying all of the tests in sect 1.4 of NI 43-101.

8.	I have not had prior involvement with the Property that is the subject of this Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

Effective date: April 30, 2011
Signing Date: May 5, 2011

{SIGNED AND SEALED}

{Malcolm Buck}

____________________________________
Malcolm Buck, P.Eng.

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

CERTIFICATE of AUTHOR

EUGENE J. PURITCH, P.ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am President of P&E Mining Consultants Inc. under contract by Sandspring Resources Ltd. (the “Issuer”).

2.
This certificate applies to the technical report titled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni Property, Upper Puruni River Area, Guyana (the “Technical Report”) with an effective date of April 30, 2011.

3.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency.I am currently licensed by the Professional Engineers of Ontario (License No. 100014010) and the Association of Professional Engineers and Geoscientists of Saskatchewan (License No. 16216) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM. I have practiced my profession continuously since 1978.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:
- Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd	1981-1983
- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
- Self-Employed Mining Consultant – Timmins Area	1987-1988
- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
- Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
- President – P & E Mining Consultants Inc.	2004-Present

4.	I visited the Toroparu Project from April 27 to 28, 2010.

5.	I am responsible for authoring Section 16 and co-authoring portion of Section 22 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu Project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring various technical reports, the most recent of which is dated October 13, 2010 and titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective Date: April 30, 2011
Signing Date: May 5, 2011

{SIGNED AND SEALED}

[Eugene Puritch]
________________________________
Eugene J. Puritch, P.Eng

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

PART 2:            ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION PROPERTIES - PRELIMINARY ECONOMIC ASSESSMENT OF THE TOROPARU PROJECT

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

22.0	MINING OPERATIONS AND MINE DESIGN PARAMETERS

22.1	INTRODUCTION

A conceptual design for a facility to mine and process the potentially mineable resource in the Toroparu Deposit (the “Project”) is presented in the following Sections. The current Mineral Resource estimate for the Project was developed by P&E Mining Consultants Inc. and has been reported in Section 16 of this technical report. The Project is based only on the potentially mineable portion of this Mineral Resource and includes Measured, Indicated and Inferred classifications.

Sandspring previously operated a truck and shovel open pit mining operation in the saprolite cap of the deposit, that fed a 3,000 tpd gravity mill located on site over the period 2005-2006.

22.2	CUT-OFF GRADE

The mineral resource block model was interrogated using the Whittle 4X pit optimizing software. This process produces a series of pit shells containing mineralized material that are economically mineable according to a set of physical and economic design parameters.

The optimum payback shell for the Toroparu Deposit was determined using a cut-off of 0.5g/t Gold-Equivalent (“AuEq”), which was intentionally elevated from the resource cut-off grade of 0.24 g/t AuEq in order to improve early cash flows and minimize the payback period of pre-production capital expenditures. This strategy produces a low grade stockpile grading 0.31 g/t Au and 0.06% Cu that can either be reclaimed from the waste rock pile once open pit mining operations are complete, or replaced with higher grade mineralization if the resource expansion and exploration programs are successful. The definition of life of mine (LOM) in this PEA, therefore, includes both the mining and processing of mineralized material from the open pit, as well as the reclamation and processing of material from the low grade stockpile after open pit mining operations are completed. The preliminary operating cost calculations used during pit optimizations were subsequently refined during the course of the preparation of the PEA as detailed in Section 27, Operating Cost Estimate.

22.3	PHYSICAL PIT DESIGN PARAMETERS

The block model dimensions used for the Toroparu Deposit are 5 m x 5 m in plan x 5 m high. The average bulk density for fresh rock mineralized material and waste rock calculated from 31 samples averaged 2.73 t/m3, and 1.8 t/m3, for weathered saprolite material.

Bench geometry in saprolite was set to give a 38° inter-ramp slope angle with a 65° batter angle and in fresh rock a 49° inter-ramp slope angle with a 75° batter angle, provided 14.4 m wide berms every 24 vertical metres in the fresh rock. For pit optimization, the fresh rock wall slope was set at approximately 45° in consideration of a pit shell that would include approximately the same quantity of waste rock as the detailed mine plan design with the addition of the haulage ramp.

P&E Mining Consultants Inc.
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22.4	ECONOMIC DESIGN PARAMETERS

The resource model blocks contain grades for gold and copper mineralization. These metal grades are combined into one gold equivalent block value for the Whittle program to use in the optimization. This is accomplished by calculating the recoverable portion and payable value of each metal. The initial design parameters used for the pit optimizations are presented in Table 22.1.

Table 22.1 Initial Pit Design Parameters
Physical Parameters
Block Dimensions		5m x 5m x 5m
Tonnage Factors	Fresh Rock Mineralization	2.73/m3
	Fresh Rock Waste	2.73t/m3
	Saprolite Mineralization	1.8 t/m3
	Saprolite Waste	1.8 t/m3
Haulage Ramps	Width	30 m roadway, including safety berm and ditch
	Gradient	10%
Wall Slopes	All rock	45° cone (representing 49° inter-ramp angle)

Economic Parameters
Mining Costs	Ore & Waste LOM Average	$1.28/t Mined (Fresh Rock Waste); $1.38/t (Fresh Rock Mineralization) $0.87/t Mined (All Saprolite)
Process & Tailings Cost	LOM Average	$6.64/tonne milled
G&A Cost		$1.52/tonne milled

Cut-Off Grade		0.24g/t (Gold-Equivalent)
Elevated Cut-off Grade		0.5g/t (Gold-Equivalent)
Recovery	Au	93%
	Cu	80%
Metal Price	Au	$1,137/oz.
	Cu	$3.13/lb.

22.5	MINING DILUTION AND LOSSES

Mining dilution averaging 7% at diluting grades of 0.20 g/tonne Au and 0.03% Cu along with mining losses of 2.5% were incorporated into the production schedule tonnage and grade.

22.6	POTENTIALLY MINEABLE PORTION OF THE MINERAL RESOURCES

The potentially mineable portion of the mineral resources in the Toroparu Deposit is described in Table 22.2. It contains all mineralized blocks that are above the cut-off grade of 0.5g/t AuEq within the designed pit.

P&E Mining Consultants Inc.
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Table 22.2 Potentially Mineable Portion of the Mineral Resource
Potentially Mineable Classification	Tonnes (000's)	Au g/t	Cu %	AuEq g/t	Au oz (000's)	Cu lb (millions)
Saprolite Measured	884	1.03	0.04	1.11	29.3	0.8
Saprolite Indicated	1,804	0.84	0.06	0.95	48.7	2.5
Saprolite Measured & Indicated	2,688	0.90	0.06	1.00	78.0	3.3
Saprolite Inferred	4,016	0.98	0.05	1.07	126.5	4.5

Fresh Rock Measured	23,156	1.00	0.16	1.29	745.2	81.6
Fresh Rock Indicated	65,661	0.88	0.12	1.09	1,848.7	167.7
Fresh Rock Measured & Indicated	88,817	0.91	0.13	1.14	2,593.9	249.3
Fresh Rock Inferred	44,733	0.80	0.09	0.95	1,146.3	84.1

Total Measured & Indicated	91,505	0.91	0.13	1.14	2,671.9	252.6
Total Inferred	48,749	0.81	0.08	0.96	1,272.8	88.6
Stockpile	39,012	0.31	0.06	0.42	373.5	11.0
(1) The estimated tonnes and grade shown above are based on a 0.5 g/t Au equivalent mineable resource, 7% mine dilution at a diluting grade of 0.20 g/t and 0.03% Cu, with 2.5% mining losses. The metal prices used were based on a February 28, 2011 two-year trailing average as follows: Au US$1,137/oz., Cu$3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of Fresh Rock and $0.87per tonne of Saprolite. Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 49 degrees in Fresh Rock and 38 degrees in Saprolite as disclosed in the Company’s March 22, 2011 press release.
(2) The Resources in the table above contain Inferred mineral resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that value from such Resources would be realized either in whole or in part.

Figure 22.1 contains cross sections at different locations through the open pit, showing the mineralization and the pit layout.

P&E Mining Consultants Inc.
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Figure 22.1	Cross Sections Though the Open Pit

826,000 E
714,000 N
826,200 E
714,500 N
826,400 E
715,000 N
826,600 E
500 EL
0 EL
-500 EL
SURFACE TOPOGRAPHY
AuEq > 0.50g/t
ULTIMATE PIT
0
100
200
METRES
SECTION 150 W
TOROPARU PIT
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

P&E Mining Consultants Inc.
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825,800 E
714,000 N
826,000 E
714,500 N
826,200 E
715,000 N
826,400 E
500 EL
0 EL
-500 EL
SURFACE TOPOGRAPHY
AuEq > 0.50g/t
ULTIMATE PIT
0
100
200
METRES
SECTION 350 W
TOROPARU PIT
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

714,000 N
825,600 E
825,800 E
714,500 N
826,000 E
715,000 N
826,200 E
500 EL
0 EL
-500 EL
SURFACE TOPOGRAPHY
AuEq > 0.50g/t
ULTIMATE PIT
0
100
200
METRES
SECTION 600 W
TOROPARU PIT
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

825,200 E
714,500 N
825,400 E
715,000 N
825,600 E
825,800 E
715,500 N
500 EL
0 EL
-500 EL
SURFACE TOPOGRAPHY
AuEq > 0.50g/t
ULTIMATE PIT
0
100
200
METRES
SECTION 1050 W
TOROPARU PIT
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

22.7	OPEN PIT MINING

The Toroparu open pit would be a conventional mining operation involving the mining of saprolite, fresh rock and low-grade potentially mineable resource material and waste rock. The pit would be developed and operated by the mine owner using its own labour force and equipment with the assistance of specialist contractors and suppliers including an explosive supplier.

A typical pit slope configuration is provided in Figure 22.2

Figure 22.2	Typical Pit Slope Configuration

22.7.1	Production and Processing Schedule

As indicated in Table 22.3, the open pit would be operated for 13 years. Mineralization grading below the 0.5 g/t AuEq grade cut-would be stockpiled in years 1 to 13, and reclaimed and processed after open pit operations cease in year 13 to year 17.

P&E Mining Consultants Inc.
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Table 22.3 Overall Production and Processing Schedule Summary
Material	Total tonnage	Nominal production rate	When material is scheduled to be mined or reclaimed	Note
During the operating life of the open pit:
Saprolite	6.7 Mt	1.05 Mtpa 3,000 tpd	Years 1-7	The material is mined and processed.
Fresh rock	133.5 Mt	10.5 Mtpa 30,000 tpd	Years 1-13
Low-grade material	39 Mt	Varies	Years 1-13	Low-grade material is stockpiled.
Waste rock	618.8 Mt	Varies	Years 1-13	Waste rock is disposed in the waste rock management area.
Stockpiled low-grade material is reclaimed and processed after the pit ceases production:
Low-grade material	39 Mt	10.5 Mtpa 30,000 tpd	Years 13-17	Low-grade stockpile is reclaimed and processed starting in year 13 to year 17.

22.7.2	Open Pit Production Schedule

The open pit would be developed in three phases, as shown in Figure 22.3 through Figure 22.6.

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Figure 22.3	Open Pit Operational Stages in Plan and Section

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Figure 22.4	Open Pit Operations Stage One

Figure 22.5	Open Pit Operations Stages One and Two

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Figure 22.6	Open Pit Operations Stages One, Two and Three

As shown in Table 22.4 the open pit would be developed with a life of mine (LOM) stripping ratio of 4.4:1. Mill tonnage would be supplied from the pit for the first 13 years of operation and from the low-grade stockpile after the pit is mined out.

P&E Mining Consultants Inc.
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Table 22.4 Open pit Production Schedule
Year	Phase	Saprolite				Low Grade Stockpile				Fresh Rock				Waste	Waste to ore ratio	Average tpd mined
		Tonnes	Au (g/t)	Cu (%)	AuEq (g/t)	Tonnes	Au (g/t)	Cu (%)	AuEq (g/t)	Tonnes	Au (g/t)	Cu (%)	AuEq (g/t)	Tonnes
1	1	1,050,000	0.813	0.060	0.923					10,500,000	0.776	0.153	1.056	44,450,000	3.85	160,000
2	1&2	1,050,000	0.810	0.062	0.923					10,500,000	0.893	0.164	1.193	43,587,462	3.51	160,000
3	1&2	1,050,000	0.863	0.061	0.974					10,500,000	1.037	0.159	1.327	50,345,410	3.98	180,000
4	1&2	1,050,000	1.000	0.053	1.098					10,500,000	1.032	0.156	1.317	73,013,597	6.65	240,000
5	2	1,050,000	1.097	0.061	1.209					10,500,000	0.775	0.092	0.944	73,500,000	7.00	240,000
6	2&3	1,050,000	1.099	0.034	1.161					10,500,000	0.814	0.109	1.012	65,803,531	5.70	220,000
7	2&3	404,062	0.987	0.019	1.022					10,500,000	0.793	0.097	0.971	66,095,938	6.06	220,000
8	2&3									10,500,000	0.798	0.099	0.979	63,000,000	6.00	210,000
9	2&3									10,500,000	0.866	0.097	1.044	45,500,000	4.33	160,000
10	2&3									10,500,000	0.838	0.092	1.006	38,500,000	3.67	140,000
11	2&3									10,500,000	0.848	0.090	1.012	35,000,000	3.33	130,000
12	3									10,500,000	0.902	0.070	1.031	15,750,000	1.50	75,000
13	3					2,949,592	0.307	0.062	0.411	7,550,408	0.980	0.077	1.121	4,280,214	0.57	33,802
14	3					10,500,000	0.307	0.062	0.411
15	3					10,500,000	0.307	0.062	0.411
16	3					10,500,000	0.307	0.062	0.411
17	3					4,562,377	0.307	0.062	0.411
Total		6,704,062	0.949	0.053	1.046	39,011,969	0.307	0.062	0.411	133,550,407	0.871	0.113	1.077	618,826,152	4.41
Mine Production Summary February 25, 2011

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22.7.3	Open Pit Operation and Equipment

The saprolite would be excavated using a Komatsu PC2000 diesel-powered 11 m3 bucket capacity excavator, Komatsu HD785 type nominal 91 t capacity haul trucks, and ancillary equipment including a smaller excavator and articulated trucks. It is assumed that this material would be freely excavated without drilling and blasting. The fresh rock and low-grade potentially mineable resource and waste rock would be drilled and blasted, and excavated using P&H 2800 type 59 t capacity electric cable shovels, Komatsu 930 type nominal 291t capacity haul trucks, and ancillary equipment. The make and models of equipment assumed to be used by the mine are referred to in the present PEA and it is expected that the mine would obtain quotes from the equipment suppliers and other reputable suppliers as part of its equipment selection and bidding process.

Drilling and Blasting

The drilling patterns are shown in Table 22.5. It is assumed that the blast holes would be drilled using Sandvik DR540 (former Cubex QXR920) type diesel-powered, track-mounted production drills. The explosive supplier would set-up its facilities in a secure location on the Property and supply the crews and equipment needed to deliver the explosive products and load the blastholes. The mine owner would be responsible for drill layouts, grade control assaying and blast site control.

Table 22.5 Estimated Drilling Patterns and Powder Factors
Item	Fresh Rock and Low-Grade Potentially Mineable Resource	Waste Rock
Bench Height	12 m	12 m
Blasthole Diameter	165 mm (6.5 inch)	165 mm (6.5 inch)
Subdrill	1.5 m	1.5 m
Burden	5 m	5 m
Spacing	7 m	7.5 m
Explosive	80/20 emulsion blend	80/20 emulsion blend
Powder Factor	0.23 kg/t1	0.22 kg/t1
(1) Based on estimated pattern, sub-drill and collar, rock density of 2.73 t/m3 and 1.25 g/cm3 emulsion blend density. It is expected the mine would progressively improve and optimize its drilling and blasting performance although such improvement is not utilized in the PEA estimates.

Mine Equipment

The main loading and haulage equipment is summarized in Table 22.6. The ancillary mine equipment includes bulldozers, wheel dozer, cable reeler, fuel/lubrication truck, water truck, grader, ditching excavator, pit tractor and trailer, and pick-up trucks. The mine would be equipped with a maintenance shop (5 service bays, wash bay, a re-fuelling station, warehouse and maintenance office and change room areas), mobile crane, maintenance service trucks, tire manipulator, portable lighting, and pit electrical power distribution and communication systems. The mine equipment procurement schedule is shown in Table 22.7. The pre-production indirect costs and the tailings area costs include other mobile equipment that would be used to upgrade the site access road, clear areas, and construct and maintain the tailings management area. The initial pit dewatering pumps and pipelines would be procured in year -1 and the pit dewatering system would be extended over the operating life of the pit.

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Table 22.6 Proposed Main Loading and Haulage Equipment
Item	Saprolite	Fresh rock and waste rock
Loader	11 m3 diesel-powered excavator (Komatsu PC2000 type)	Nominal 59 t capacity electric cable shovel (P&H 2800XPC type)
Trucks	91 t capacity haul truck (Komatsu HD785-7 type)	291 t capacity haul truck (Komatsu 930E AC type)

Table 22.7 Proposed Mine Equipment Procurement Schedule
	Year
Item	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13
Production drill			4			1
P&H 2800XPC shovel			2		1
Komatsu 930E haul truck			13		3	8	4				R1	R1
Large wheel loader			1								R1			R1
Komatsu PC2000 shovel		1
Komatsu HD785 haul truck		1		1
Komatsu D375A bulldozer		2	1		1						1
Komatsu WD600 dozer				1							1
Mobile crane			1								R1
Electric cable reeler			1
Pit service trucks			4	1	1						1	1
Fuel/lubrication truck			1								R1
Water truck			1								R1
Tire manipulator			1								R1
Caterpillar 16 grader		1		1								R1
Hydraulic excavator		1							R1
Pit tractor and trailer			1
Pick-up trucks			2	3				3	2					3	2
(1) “R” designates where the sustaining capital costs include mine equipment refurbishment cost allowances that are additional to the equipment repair and maintenance costs included in mine operating cost estimates.

22.7.4	Open Pit Labour Force

The estimated numbers of mine personnel are shown in Table 22.8 take workers on-site and off-site due to shift rotations into account. It is assumed that the stockpile reclaim operations would be overseen by the mill superintendent commencing in year 14.

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Table 22.8 Estimated Numbers of Mine Department Personnel
	Year
Job Classification	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Mine supervision:
Pit Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Pit shift supervisor	4	4	4	4	4	4	4	4	4	4	4	4	3	0	0	0	0
Trainer	4	4	4	2	2	2	2	2	2	0	0	0	0	0	0	0	0
Pit clerk	2	2	2	2	2	2	2	2	2	2	2	2	1	0	0	0	0
Drilling and blasting:
Drilling	20	20	20	25	25	25	25	20	15	15	10	10	8
Blasting	16	16	16	16	16	16	16	16	15	15	10	10	8
Loading and haulage:
Shovel operator	12	12	16	16	16	16	14	12	8	8	8	6	4	4	4	4	4
Haul truck driver	52	56	64	88	102	84	70	80	68	66	68	44	24	8	8	8	8
Ancillary equipment:
Bulldozer, wheel dozer operators	12	12	16	16	16	16	16	16	12	12	12	10	8	0	0	0	0
Grader, service truck operators	8	8	8	8	8	8	8	8	8	8	8	8	4	2	2	2	2
Pump crew	4	4	4	4	4	4	4	4	4	4	4	4	4	0	0	0	0

Subtotal Pit Operations	135	139	155	182	196	178	162	165	139	135	127	99	65	14	14	14	14
Pit maintenance:
Maintenance superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Maintenance engineer	2	2	2	2	2	2	2	2	2	2	1	0	0	0	0	0	0
Maintenance planner	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Maintenance technician	2	2	2	2	2	2	2	2	2	2	1	1	0	0	0	0	0
Maintenance clerk	2	2	2	2	2	2	2	2	2	2	2	1	1	0	0	0	0
Lead hand	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2
Mechanic	28	28	34	40	46	42	42	42	34	30	28	24	12	4	4	4	4
Electrician	4	4	4	8	8	6	6	6	6	6	6	4	4	0	0	0	0
Welder	4	5	6	8	8	6	6	6	6	6	8	4	4	1	1	1	1
Other technician / helper	2	4	4	6	6	6	6	4	2	2	2	2	0	2	2	2	2

Subtotal Pit Maintenance	50	53	60	74	80	72	72	70	60	56	54	42	27	9	9	9	9
Technical services:
Geologist	2	2	2	2	2	2	2	2	2	2	1	1	1	0	0	0	0
Grade control geologist	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Geological technician	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2
Mining engineer	2	2	2	2	2	2	2	2	2	2	2	2	1	0	0	0	0
Engineering technician	6	6	6	6	6	6	6	6	6	6	6	6	6	0	0	0	0
Clerk	2	2	2	2	2	2	2	2	2	2	2	2	2	0	0	0	0

Subtotal Technical Services	17	17	17	17	17	17	17	17	17	17	16	16	15	3	3	3	3
Total	202	209	232	273	293	267	251	252	216	208	197	157	107	26	26	26	26

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23.0	MINERAL PROCESSING

23.1	INTRODUCTION

The Toroparu process plant is designed to recover gold and copper from mineralized material delivered from the nearby Toroparu Deposit and from low grade stockpiles that have been constructed from material mined from the same deposit. The basic flowsheet comprises primary crushing, grinding and flotation, to produce copper concentrate and saleable doré gold leached from cleaner flotation tailings and saprolite.

23.2	PROCESS DESCRIPTION

The process plant considered in this study follows the process configuration presented in Figure 23.1.

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Figure 23.1	Process Flow Diagram

Primary Ore
Crushing
Pebble Crusher
SAG Milling
Screens
Pump Box
Cyclones
Gravity Concentration
Ball Milling
Rougher Flotation
Regrinding
First Cleaner Flotation
Cleaner
Thickening
Product Filtration
Tailings
Copper Concentrate
Saprolite Ore
Washing Circuit
Screens
Ball Milling
Pump Box
Cyclones
Thickening
Cyanidation
CIP
Carbon Elution
Doré
Tailings

The following general process description outlines the selected flowsheet. The process is designed to treat 30,000 t/d of mineralized fresh rock containing recoverable copper and gold, and 3,000 t/d of saprolite containing recoverable gold.

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Fresh Rock Processing

Run-of-mine mineralized fresh rock is dumped directly to a gyratory crusher equipped with a rock breaker. Crushed material discharges to a surge pocket and is delivered via an apron feeder and conveyors to a stockpile.

A reclaim system under the fresh rock stockpile would convey this material to the processing plant.

The fresh rock grinding circuit consists of a semi-autogenous grinding (SAG) mill followed by two ball mills operating in parallel and in closed circuit with banks of hydrocyclones. A pebble crusher circuit prevents oversize build-up in the SAG mill

A portion of the cyclone underflows are directed to two-stage Knelson gravity concentrator circuits. The final gravity concentrate is pumped to the concentrate regrind circuit. Note: Gravity recovery from this circuit has not been considered in the discounted cash flow model in this PEA.

Cyclone overflow from the grinding circuit provides a grind of 80% passing 150 microns for flotation. Cyclone underflow and gravity tailings feed the ball mills.

Cyclone overflow slurry from the grinding circuit is fed via a conditioning tank to rougher/scavenger flotation cells. Rougher/scavenger tailings are thickened for water recovery prior to final discharge to tailings. Rougher concentrate is reground and cleaned in two or three stages to produce a saleable copper concentrate containing 70% of gold contained in the rougher concentrate (see Section 15.3.5).

The concentrate is thickened in a conventional thickener and filtered for shipment.

All (first, second, and if applicable, third) cleaner tailings are directed to a cyanidation circuit for gold recovery by conventional cyanidation/carbon in pulp (CIP) processing. CIP tailings are pumped to tailings after destruction of contained cyanide.

Saprolite Ore Processing

The saprolite material would be crushed using a mineral sizer.

Saprolite material would be reclaimed by a front end loader which would feed a metering hopper that discharges into a conveying system which leads to the saprolite processing circuit.

Saprolite ore is processed in a log washer/screening circuit to produce a clay fines product and an oversize fraction that requires grinding and comprises about 20% of the feed.

Grinding of oversize is accomplished in a single stage ball mill and the combined feed is thickened and pumped to a cyanidation/CIP circuit integrated with the fresh rock floatation tails cyanidation/elution circuit.

Pregnant strip solution from the elution process would be accumulated in the pregnant solution tanks and fed continuously to the electrowinning cells for gold recovery. Cathode gold would be periodically removed under tight security, refined to doré in a furnace and cast into bullion for shipment to a refinery and sale.

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Tailings from the last CIP tank is planned to discharge to a cyanide destruction plant. A safety carbon trap would be considered in the system. The cyanide destruction system includes a cyanide destruction tank where residual cyanide content would be reduced below permissible levels through oxidation, using a SO2-air process.

23.3	PROCESS DESIGN CRITERIA

Process design criteria are based where possible on available test work, general industry experience and assumptions.

Table 23.1 Process Design Criteria
	Units	Value
Operating days per year		365
Plant availability	%	93
Ore feed rate
Primary ore	t/d	30000
Saprolite	t/h	3000
Ore grade, primary
Gold	g/t	1
Copper	%	0.14
Ore grade, saprolite
Gold	g/t	1
Overall recovery. primary ore
Gold	%	89.2
Copper	%	80.0
Overall recovery. saprolite
Gold	%	91.3
Ore specific gravity, typical		2.75
Ore bulk density
Loose	t/m3	1.4
Compacted	t/m3	1.6
Ore moisture content, nominal	%	3
Crushed ore size (nominal)	mm	200
Number of primary (SAG) grinding mills		1
Number of secondary grinding mills		2
Crushed ore K80 size	mm	200
Ground product K80	μ	150
Ball mill Bond work index (per metric ton)	kWh/t	18.2
Ball mill circulating load	%	200
Rougher/scavenger flotation
Conditioning time	min	2
Flotation pulp density	% solids	35
Flotation time (batch)	min	20
Concentrate regrind

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Table 23.1 Process Design Criteria
	Units	Value
Product size, P80	µ	15
Bond work index (assumed)	kWh/t	12
Copper concentrate thickening
Unit area	m2.d/t	0.3
Underflow density	% solids	70
Copper concentrate filtration
Filter type	Pressure
Unit filtration rate, provisional	kg/h.m2	200
Cake moisture, provisional	% H2O	8
Cyanidation
Throughput, cleaner tails	% of ore	7.5
Throughput, saprolite	t/d	3000
Throughput, total	t/h	234
Leach time	h	42
CIP time	h	6
Slurry density	% solids	45
Cyanide concentration (nominal)	g/L	0.5
Carbon loading	g/t	5000

23.4	PROCESS, PLANT AND LABOUR FORCE

Table 23.2 and Table 23.3 detail the average manning levels for the process plant. Manning levels presented in Table 23.3 are on a per shift basis.

Table 23.2 Staff
Title	Category	Number
Mill Superintendent	expat	1
Chief Metallurgist	expat	1
General Foreman	expat	2
Plant Foremen	local	4
Chemists	local	2
Maintenance Supt	expat	1
Maintenance Engineer	expat	1
Planner	expat	1
Instrument Technician	expat	2

Total Process Staff		15

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Table 23.3 Labour
Title	Category	No./shift
Foreman	local	1
Loader operator	local	1
Crusher operator	local	1
Saprolite feed preparation	local	1
Control room operator	local	1
Grinding	local	1
Flotation	local	1
Cyanidation	local	1
Gold recovery	local	1
Refiners/Security	local	1
Product	local	1
Reagents & sampling	local	1
Sample preparation	local	1
Tailings/effluent	local	1
Training/helpers	local	2
Labour	local	2
Clerk	local	2
Lab technicians	local	1
Process technicians	local	2
Maintenance foreman	local	1
Mechanics	local	4
Welders	local	2
Electricians	local	3
Instrumentation	local	1
Helpers	local	2
Labour	local	2

Total Process Manpower	Per Shift	38
Total Process Manpower	Per Day	152

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24.0	INFRASTRUCTURE AND G&A

The Toroparu Project site is not close to any major population centres and will therefore require a complete suite of service infrastructure and support facilities, including accommodation for the operations and support personnel.

24.1	INFRASTRUCTURE

The main infrastructure requirements for the mine would include:

•	Airstrip improvement;
•	Upgrading of the Itaballi port facilities;
•	Upgrading of the road from Itaballi to the Project site;
•	Electrical power supply and site distribution;
•	Site service roads;
•	Haul Roads for mine rock transport;
•	Explosives magazines;
•	Mine maintenance shop;
•	Warehouse and laydown yard;
•	Services/Technical/Administration office building;
•	Camp and recreational facilities;
•	Water supply system and water treatment plant;
•	Landfill site for garbage disposal;
•	Sewage Disposal;

A site plan showing all infrastructures is presented in Figure 24.1.

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Figure 24.1	Toroparu Site Plan

NOTES
WASTE ROCK DUMP
(325 Million Cubic metres)
191m Elev.
WATER MANAGEMENT POND
LOW GRADE STOCKPILE
(21.5 Million Cubic metres)
PROPOSED OPEN PIT MINE
RIVER DIKE
REAGENT MANUFACTURE SITE
LAYDOWN AREA
DRY & LUNCH ROOM
CORE SHED
EXPLORATION COMPLEX
OFFICES
WATER MANAGEMENT POND
PLANT
GENERATORS
MAINTENANCE & REPAIR SHOP
LUB / WASH BAY
FUEL TANK FARM
MET./ASSAY LAB.
WAREHOUSE
EXPLOSIVE MANUFACTURE & STORAGE
TAILINGS DISPOSAL SITE
200 Mm³
AIR STRIP
CAMP
WATER MANAGEMENT POND
KILOMETRES
TOROPARU SITE PLAN
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE 1: 40,000

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The site access routes by road, air and by barge would all require upgrading and expansion in order to fully facilitate mining operations.

24.1.1	Airstrip

A new longer airstrip of some 1,585 meters in length would be constructed with a compacted gravel surface. This airstrip would be required to handle aircraft delivering personnel and operating supplies for the Project. Navigation and lighting equipment would be upgraded from the existing airstrip.

24.1.2	Itaballi Port

A full service wharf would be constructed at the confluence of the Cuyuni and Mazaruni Rivers near Itaballi. This would be accomplished by constructing wharf facilities and adding accommodation facilities for the operating personnel. The river connecting the port to the ocean is nominally 10 metres deep but has sand bars resulting in a depth of only 5 metres in certain locations. The river can accommodate ocean-going ships up to 5,000 tonnes in size during the wet season or up to 10,000 tonne barges in the dry season. Ocean-going vessels travelling up the river directly to Itaballi would eliminate the need for cargo transfer to barges at the mouth of the river or at Georgetown.

The port facility would require approximately 16 hectares and would include facilities for copper concentrate loading, container loading and unloading as well as storage facilities. This area would include fuel storage tanks and other bulk storage tanks.

A total of approximately 40 people would be needed to operate the port. These people would be accommodated in a small camp-style accommodation facility, located near the port.

24.1.3	Itaballi to Mine Road

The 225 kilometres of existing road would be widened to 11 metres and upgraded to facilitate two-way truck traffic. A road building contractor would be used to construct bridges and culverts and place the additional road base rock and top finish of compacted fine gravel.

Upgrading of the road would also require the installation of extra drainage culverts and bridges capable of supporting the heavy trucks on the road. Approximately 6,040 metres of new culverts would be required, as well as 57 bridges totalling 700 metres in length. Bridges would be constructed in a modular design with steel beam structure and steel deck. The current design is designed to accommodate an HL-93 vehicle with L-360 deflection. Anticipated loads include a 13 axle combination with a gross weight of 114 tonne and a 19 axle combination with a gross weight of 172 tonnes. Bridges would be 7.3 metres wide. Road culverts would have an arch design and would be asphalt coated.

24.1.4	Main Entrance Security Building

Access onto the site would be controlled from a main security building and gate. The security building would be a trailer mounted, approximately 4 metres wide by 15 metres long and would house security monitoring facilities. (Figure 24.1)

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24.1.5	Electrical Power Supply

The projected total electrical connected load is 57.5 MW with peak demand load of 39.3 MW and normal running load of 30.6 MW for mining, infrastructure and process. A suitable Electrical Power plant using Heavy Fuel Oil (HFO) would be located at the mine and processing site. It is estimated that 7 (seven) caterpillar type 9CM43 diesel engine generator sets each rated at 7,860 kW, or similar, would be installed.

The plant room for the generator sets would be enclosed in a prefabricated metal clad, steel structure that would be erected on a concrete pad.

Substations for the different facility areas would be constructed to supply power to the mine, processing plant and support facilities site.

24.1.6	Site Roads

Site roads would be required to connect the mine, processing plant, support services facilities and camp/recreational facilities together. A road would also be constructed to provide access around the tailings impoundment area. The total length of site roads required is approximately twenty kilometres.

Haul roads totalling approximately five kilometres in length from the open pit to the processing plant and waste stockpile are also included.

24.1.7	Support Facilities

The support services facilities would be located in proximity to the processing plant complex and open pit operation. The support services site would include the mine maintenance shop, mine services/technical/administration office building and warehouse/laydown yard.

Mine Maintenance Shop

The mine maintenance shop would provide for maintaining the mining equipment and light vehicles. The building would be prefabricated from steel structural framing and metal cladding, with concrete floors.

Explosives Magazines

The explosives storage area for the mine would be located approximately 500 metres from mining, processing and other facilities. The magazines would be housed in shipping containers and would be monitored by security located on a 24 hour basis in the security building. The magazines would have berms encircling them to protect other parts of the operation from an accidental explosives detonation. Barbed wire fencing would surround the entire magazines area.

The magazines area would also house a plant to prepare the blasting agent used to blast fresh rock and waste rock in the open pit. This plant would be rented from the explosives supplier.

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Mine Services/Technical/Administration Building

The mine services/administration building would provide office and work space for the mine supervision, geology, engineering, other mine support staff, administration and purchasing/accounting personnel.

The building would have a central open area with partitioned office space for engineering and geology personnel. This open area would have individual offices surrounding it for senior mine management, engineering, geology, and administration personnel, as well as a lunchroom, conference room and washrooms. A separate area for mine supervision offices and crew line-up areas would also be included. A network room would house the mines computer LAN and telephone communications systems. This building would be a prefabricated structure with steel structural framing and metal cladding. Tiled flooring would be placed on a concrete floor slab.

Work areas would be equipped with desks, filing cabinets, bookcases, computers and telephones. A separate area for photocopier, fax machine printers and a plotter would be provided as well. All work areas would be air conditioned.

Warehouse/Laydown Yard

The warehouse facility would have areas for pallet shelving of materials and parts, a lockup area for supplies and office space for purchasing and warehousing personnel. A laydown yard for large material and equipment which could be stored outdoors would be provided next to the warehouse building. A covered storage building would house large materials and equipment which require cover. The warehouse building would be a prefabricated structure with steel structural framing, metal cladding and concrete floors.

24.1.8	Fuel and Lubrication Distribution

Fuel storage facilities would be constructed to store heavy fuel oil, diesel fuel and lubricants. The facility would have enough tanks to store at least one week of the Project’s fuel requirements. Fresh lubricants would be stored in drums. There would also be a tank that would hold used lubricating oil situated near the vehicle maintenance facility.

24.1.9	Camp and Recreational Facilities

The camp would consist of accommodation, catering and recreational facilities for a total of 500 staff, labour and guests during operation. Additional temporary accommodation would be provided for the larger work force on site during construction.

The accommodation would consist of a series of interconnected ATCO type prefabricated units with each sleeping area consisting of a central corridor with rooms off the corridor. Hourly personnel accommodation would consist of 2 beds per room one for each shift with communal toilets and washing facilities for approximately every 20 rooms. Staff accommodation areas would consist of rooms off a central corridor with one bed per room and a bathroom shared by every 2 rooms. All rooms would be equipped with satellite television feeds and internet.

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The accommodation quarters would be connected to the cooking and catering facility which would consist of:

•	Food preparation areas;
•	Non-perishable food storage;
•	Perishable food fridges and freezers;
•	Food distribution areas;
•	Cafeteria style eating area;
•	Garbage disposal.

All cooking facilities would be constructed from materials which are easily cleaned, in order to ensure hygienic conditions at all times. Food and other supplies would be stored in areas next to the main kitchen area, with space for approximately one week supply of food.

Dining facilities would seat approximately 80 personnel at a time. Other facilities would include offices for camp staff, separate washroom facilities for kitchen staff and a small commissary/shop for employees to buy personal items.

Other facilities related to the camp would be laundry facilities for bedding, workers clothes and non-working clothes.

The recreational facilities would consist of television rooms, games rooms and outdoor facilities for such sports as soccer, basketball, etc.

The camp would be constructed from a combination of large trailers and pre-fabricated modular buildings. Units would be placed on foundations that allow long term use.

24.1.10	Medical Centre

A small medical facility would be provided at camp to treat minor injuries and ailments. The facility would be staffed with a nurse and contain an examination room and one or two hospital beds.

The centre would also be provided with enough equipment to stabilize more seriously injured personnel before being extracted by air-ambulance to Georgetown for further treatment.

24.1.11	Fire Protection

A water tank for fire protection purposes would be located in the plant and support services building. Another would be in the camp area. These tanks and the water recirculation system would be fed with the use of by diesel driven pumps.

24.1.12	Water Supply and Water Treatment

Service and potable water for the operation would be supplied from the nearby rivers. An HDPE or PVC pipeline laid on the ground would transport water approximately 1 to 2 kilometres, using pumps. Water would be stored in tanks to provide 3 days potable water supply which is estimated at 568,000 litres.

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All potable water would be treated in a 300 to 380 litres per minute water treatment plant, in order to meet drinking water quantity requirements and quality standards.

24.1.13	Waste Disposal

Sewage generated at the operation would be sent to the tailings tank at the processing plant and combined with the tailings for disposal to the tailings management area.

All non-toxic garbage from the operation would be incinerated in a small garbage incinerator.

24.1.14	Aggregate and Concrete

A small mobile screening plant for creating aggregate for concrete and road dressing would be purchased for the project.

A concrete plant primarily to be used during the construction phase would remain on site during the operating period. The plant would consist of a large mixer tank which can mix the dry components for concrete. The dry mixture would be transferred to concrete trucks for water to be added and the wet mixture mixed on the truck while being transported to pour sites.

24.1.15	Fencing

Two types of fencing would be used in and around the mine site. The main security fence would be constructed from diamond mesh wire topped with razor wire flat wrap. The height of this fence would be approximately 2.3 metres.

Internal fences would be constructed from diamond mesh wire with a height of approximately 1.2 metres.

24.1.16	Telecommunications and Computer Networking

Telephone, data links and Internet services infrastructure for the operation would be provided via a satellite link.

Telecommunications

A cabled telephone trunkline from the satellite link would provide telephone and internet services to the property.

A radio system would monitor traffic on the road from the mine to the port at Itaballi.

Computer LAN’s and Networking

The corporate computer systems of the mine would be based on Microsoft.NET Enterprise Servers.

A mid-tier accounting package capable of general ledger, accounts payable and receivable, purchasing and inventory and mine maintenance planning would be implemented at site. The telephone system would also provide data and internet services to the mine. It would provide the mine with worldwide internet access and systems to allow for sending electronic data to head office and also facilitate worldwide data transfers as required.

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24.2	GENERAL & ADMINISTRATIVE

General and administrative (G&A) generally includes surface facilities and personnel not included under the mining, processing or maintenance groups.

G&A includes the personnel required to maintain the site infrastructure including the power generators, surface roads, buildings, air strip and other support facilities. This department provides administration, procurement, human resources, camp and security. In addition, this department would include the road transportation group and the Itaballi port operations.

24.2.1	Administration

Administration comprises senior and general management, accounting, third party environmental support and information technology functions. In addition to employee salaries and benefits, other components include employee relocation, travel expenses for business away from the property, insurance (property and business interruption), permits and licences, fees for mining rights, professional fees, and operating surface vehicles for the personnel.

Accounting functions include payroll, accounts payable, accounts receivable, budgeting, forecasting and other corporate cost accounting.

Information technology comprises all components associated with operating and maintaining the telephone, computer network, internet, fax and radio systems for the mine site. Allowances for long distance telephone charges are also included.

Environmental costs are associated with monitoring of the mine’s environmental performance and reclamation work.

24.2.2	Procurement & Logistics

Procurement encompasses all functions associated with on and off site procurement of materials and supplies; warehousing and inventory; transportation from point of origin to site and other associated support services. Actual freight costs for items required by the mine, processing plant and maintenance departments are included in those department’s costs. The main cost components are comprised of employee salaries and benefits and warehouse supplies (such as personal protective equipment). Also included is small equipment (pallet lifters, forklifts, etc.), parts for operating the warehousing, and the purchasing and logistics groups. Surface support includes loading and unloading of trailers and shipping containers, movement of materials on site and maintenance of the warehouse and associated facilities.

The transport group would operate and maintain the transport trucks travelling from the port to the mine and back. They would move all equipment and supplies including fuel to the mine from the port and transport copper concentrate back to the port.

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24.2.3	Human Resources

Human resources encompass all functions associated with personnel, union relations, health and safety, training and community relations. Personnel and industrial relations costs include salaries and benefits for employees to recruit required personnel, manage Company salary and benefits policies, manage hourly employees and oversee the Company’s policies and procedures. Health and safety includes salaries, benefits, on-site first aid personnel, first aid supplies and vehicles required by this group.

Community relations costs include funds to aid in supporting local community efforts and facilities.

24.2.4	Camp

Camp personnel would include all people required to clean the accommodation and recreational facilities, kitchen staff to prepare and serve meals and camp management to coordinate all camp requirements.

Camp maintenance would be performed by the surface department maintenance personnel.

24.2.5	Security

Mine site security is provided on a contract basis by a third party security firm. Security surveillance equipment would be provided to the security firm by the mine. Other minor security equipment for the security personnel (such as metal detectors, etc.) would be provided by the contractor.

24.2.6	G&A Labour Force

Table 24.1 G&A Labour and Staff
Title	Category	Number
Management
General Manager	Expat	1
Technical Services Manager	Expat	1
Controller	Expat	1
Personnel Manager	Expat	1
Purchasing	Expat	3
Accountant	Local	4
Warehousemen	Local	8
Secretary	Local	2
Environmental Tech	Local	4
AutoCad Engineer	Expat	1
Personel	Local	6
Clerks	Local	8
Camp Facility
Camp Manager	Expat	1
Camp Supervisors	Local	4
Purchasing	Local	6
Stores - Loaders	Local	6
Kitchen	Local	40

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Table 24.1 G&A Labour and Staff
	Category	Number
Cleaning	Local	32
Laundry	Local	24
Camp Maintenance	Local	20
Transportation	Local	24
Camp Boys	Local	6
Health & Safety
EHSS Manager	Expat	1
Camp Doctor	Local	2
Medics	Local	6
Security Manager	Local	6
Mine security	Local	32
Port Security	Local	10
Transport Security	Local	6
Transportation Group
Transportation Manager	Expat	1
Dispatcher / Shift Foreman	Local	4
Administrative	Local	4
Warehouseman	Local	2
Crane Operators	Local	8
Port Workers	Local	12
Fuel Truck Drivers (incl in Fuel cost)	Local
Concentrate and Goods Drivers	Local	24
Grader Operator	Local	2
Water Truck Operator	Local	2
General Operator	Local	2
Maintenance	Local	6
Labourers	Local	8
HFO Power Plant
Electrical Suprintendent	Local	1
Mechanical Suprintendent	Local	1
Electrician Lead	Local	1
Electrician	Local	1
Mechanic Lead	Local	1
Mechanic	Local	1
Total G&A Manpower		347

24.3	TAILINGS MANAGEMENT FACILITY

Tailings would be disposed of into a tailings storage facility (TSF) and then into the open pit after it is mined-out. Several potential sites for the TSF have been selected by Klohn, Crippen, Berger (2011) who are managing the development of tailings management & site geotechnical engineering. The location of the TSF selected for the purposes of this PEA in relation to the mine and processing facilities is shown in Figure 24.1, Toroparu Site Plan. The final location of the TSF and other facilities on Figure 24.1 are subject to hydrological, seismic, and permitting aspects as the TSF is examined further in subsequent studies. No condemnation drilling has been carried out in the vicinity of the TSF or other infrastructure provisional locations to confirm that these areas do not contain appreciable quantities of mineralization.

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24.4	ELECTRICAL POWER

Electrical power for the mine operations would be provided by an on-site Electrical Power Generating plant using Heavy Fuel Oil (HFO) sourced from neighbouring countries.

Electrical generation costs in this PEA are based on HFO purchased from the supplier of fuel to Guyana Power and Light; Staatsolie in Surinam delivered in the supplier’s vessels to the company’s wharf near Itaballi, and trucked 225 km on the Puruni Road to Toroparu.

Primary distribution at the mine would be at 4.16 kV to various load centers/area substations where it would be reduced to 600/347 and 120/208 V for local distribution and connection to the equipment.

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25.0	ENVIRONMENTAL CONSIDERATIONS

25.1	PROJECT DESCRIPTION

The Upper Puruni Property is located within the Cuyuni-Mazaruni, Administrative Region 7. Sandspring’s Guyanese subsidiary, ETK (2010) reports that there are no established and/or traditional villages within the project area and that transient miners infrequently pass through the area. The road to the site originates at Itaballi on the west bank of the Mazaruni River and crosses the Puruni River on its way to the mine site. The mine site is accessible by air from Ogle. Way station communities to the mine site are consequently Bartica, Itaballi and Puruni Landing in Region 7. Roads were constructed in the project area by ETK to support the mining and exploration activities of the company

ETK (2010) reports that communities in of influence in Region 7are Bartica and Itaballi. Bartica has been a major hub for providing services for the interior since the 1880’s, and is the home of the Regional Democratic Council office, responsible for carrying out legislative and community services in Region 7. Itaballi located approximately six miles from Bartica on the West Bank of the Mazaruni River, houses a Sandspring Resources camp which is utilized to house employees of Sandspring Resources on their way to interior locations. There are no indigenous communities which are directly linked to the mine site. There are communities within proximity of the project along the Mazaruni River. These communities lie within the Mazaruni River Watershed. There are no communities within proximity of the project that lie within the Puruni River Watershed.

25.2	LEGISLATIVE FRAMEWORK

The Co-operative Republic of Guyana has an established regulatory framework for the environmental and social impact assessment and permitting of mining projects. The Environmental Protection Act 1996 which is administered by the Environmental Protection Agency (EPA) provides the regulatory basis for the environmental impact assessment and permitting of mining projects. The Power of the EPA to grant environmental authorisations for projects is established under the Environmental Protection Act 1996 and Part III of the Environmental Protection (Authorisations) Regulations 2000. Other relevant environmental legislation applicable to the proposed project as identified by ETK (2010) and P&E include:

•	The Wild Birds Protection Act, 1973
•	The Aquatic Wildlife Control Regulation, 1996
•	The Forestry Act, 2000
•	The Guyana Geology and Mines Commission Act, 1979
•	Environmental Protection Air Quality Regulations, 2000
•	Environmental Protection Hazardous Waste Regulations, 2000
•	Environmental Protection Water Quality Regulations, 2000
•	Occupational Safety and Health Act, 1997
•	The National Environmental Action Plan, 2000
•	National Biodiversity Action Plan, 2007
•	Wildlife Conservation Regulation (draft), 2000
•	Public Health Ordinance, 1953
•	National Trust Act,
•	The Town and Country Planning Act,
•	The Drainage and Irrigation Act

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In addition, Guyana is a signatory to international and regional conventions and protocols aimed at addressing environmental concerns. Some of these which are applicable to the project are (ETK, 2010):

•	Convention on International Trade in Endangered Species of Fauna and Flora (CITES), 1973;
•	Convention on Biological Diversity, UNCED, 1992;
•	Treaty on Cooperation for the Development of the Amazon Basin, Brasilia, 1978;
•	United Nations Framework Convention on Climate Change, UNCED, 1992;
•	Convention on the Protection of the World Cultural and National Heritage, 1972;
•	Agenda 21.

Guyana has also embarked on a low carbon development pathway and developed its own Low Carbon Development Strategy which sets out Guyana’s strategy to forge a new low carbon economy over the coming decades.

Prospecting and mining licenses for prospecting or mining on a medium or large scale are granted by the Guyana Geology and Mines Commission (GGMC) under the Mining Act 1989. A large scale mining operation produces at least 1,000 m3 of material, inclusive of any overburden that is excavated or processed, in any continuous 24 hour period. The Mining Act also addresses worker training, and health and safety and includes special provisions relating to Amerindians. The GMCC website indicates that a prospecting licensing holder may at any time during the term of the prospecting license apply for a mining license for any part or all of the prospecting license area.

Sandspring indicates that ETK has several Prospecting Licenses (PLs) in addition to several Mining Permits (MPs) in the vicinity of the upper reaches of the Puruni River. ETK also has rights to several medium scale Prospecting Permits (PPMs) bordering the area of the PLs and MPs. The combined area of the PLs, PMs and PPMs straddle the Puruni River and extend for approximately 25 miles along both banks of the river. The area also extends inwards from the bank of the river for distances ranging from about 6 to 9 km (10 to 15 miles). The PLs, MPs and PPM are contiguous and are referred to as the Upper Puruni Property.

In order to develop and operate the Toroparu Mine Project, the Project proponent (ETK Inc.) requires a Mining License issued by the Guyana Geology and Mines Commission (GGMC).

25.3	PROJECT STATUS

The environmental permitting and environmental and social assessment process for the proposed Toroparu gold-copper deposit (Project) is underway. In accordance with Guyanese regulatory requirements:

•
The Guyana Environmental Protection Agency (EPA) has determined that an environmental and social impact assessment (ESIA) of the Project is required. The EPA is the lead agency for evaluation of the ESIA and operates under Memorandums of Understanding with the various segments of government, the most notable being the Guyana Geology and Mines Commission, the Guyana Forestry Commission, the Ministry of Agriculture and the Ministry of Health.

•
ETK submitted a Draft Terms of Reference which was in turn made publically available and publically reviewed in Bartica, Guyana in December 2010. Based on public comment and after consultation with the Environmental Assessment Board (EAB), which is an appointed body representing multiple public stake-holders, it is expected that the EPA would provide the ETK with comments on the Draft TOR. Once those comments are received, the TOR would be finalized and the ESIA Report for the Project is prepared for submittal to EPA and the EAB with additional opportunity for public comment. Based on the EPA and the EAB review and any public comments, the EAB would make recommendations on whether or not to grant the environmental authorization.

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It is anticipated that the environmental permit for the Project would be granted in 2011. Based on P&E’s understanding of the scope and nature of the Project, relevant regulatory Guyanese regulatory requirements, and envisaged environmental and social controls, baseline information to date, and the inclusion of a risk assessment and closure plan in the ESIA for the Project, P&E concludes there do not appear to be any insurmountable barriers to the environmental permitting of the Project.

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26.0	CAPITAL COST ESTIMATE

The key pre-production capital expenditures would be for the development of off-site infrastructure including the wharf facility on the Cuyuni River; an ore processing facility; an HFO power plant and other on-site infrastructure; clearing in the vicinity of the open pit and the initial tailings management area construction. Ongoing sustaining capital expenditures would be required throughout the mine life.

26.1	PREPRODUCTION CAPITAL COSTS

The estimated pre-production capital expenditures for the Project are summarized in Table 26.1.

Table 26.1 Pre-Production Capital Expenditure Summary
	Total Cost (Millions of $)
Capital Expenditures	Year -2	Year -1
Environmental Assessment & Feasibility Study	$2.0
Mine Equipment		$105.6
Processing Plant (includes 15% contingency)		$245.3
HFO Power Plant & Electrical Distribution		$85.6
Tailings Management Facility	$1.3	$12.0
On-site Infrastructure capital costs	$8.2	$4.5
Off-site infrastructure capital costs	$83.0	$27.7
Pre-production indirect costs	$22.7	$19.2
Subtotal capital costs	$117.2	$499.9

Total Capital Cost	$617.1

26.1.1	Environmental Assessment and Feasibility Study

An allowance of $2 million has been included for the development of environmental assessment studies in support of efforts to secure regulatory approval of the project and a feasibility study to confirm the economics and describe the project in detail.

26.1.2	Mine Equipment Expenditures

The preproduction mine capital expenditures are estimated to be approximately $105.6 million. This includes $7 million for the mine shop and warehouse; $1 Million for shop tools and $1.8 million for the mine operations and technical offices, and mine equipment costs. It is assumed that new mining equipment would be purchased. The mine equipment capital expenditure in year -1 includes the cost of equipment received in year -1 and down-payments for the mine equipment that would be delivered in year 1.

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26.1.3	Processing Plant

The preproduction capital cost of the processing plant has been defined at a scoping level using information generated from the process design group. All the main process areas of the plant were defined in order to allocate equipment and supporting systems for the plant receiving 30,000 TPD of fresh rock and 3,000 TPD of saprolite.

The processing plant capital cost is estimated to be $259 Million (Table 26.2).

Table 26.2 Processing Plant Capital Cost
Description	Capital Cost in $Millions
Direct cost:	$161.8
Indirect cost:	$63.5
Contingencies: 15%	$33.8

Total Processing Plant Capital Cost	$259.0*
*Approximately $13.75 Million of this total is expensed after the start of operations. The total Pre-production Capital portion of the total cost is $245.3 Million.

The information used to develop this cost included an equipment list with preliminary sizes and power consumptions. For the supporting equipment, including material handling system, storage tanks and pumps, a preliminary design was performed to size and select the equipment that would satisfy the process conditions. The capital cost was compiled in a worksheet set that allowed a separate cost definition for each major process stage of the plant as well as a summary for the full plant.

Equipment costs were assembled in part with information from the 2010 CostMine publication that provides process equipment cost references for mining applications. This approach, together with the Qualified Person’s expertise in plant design and consulting engineering, allowed for the identification of the right cost reference for crushers, mills and other process equipment. Also, the supporting equipment was identified in the aforementioned publication in accordance with the duty and the flow rates to allocate an estimated cost.

Once the equipment cost was complete, a factoring method was used to define the cost of supporting disciplines including piping, civil structural, electrical and instrumentation. Indirect costs were assigned by using customary and applicable factors.

26.1.4	HFO Power Generation Facility and Electrical Distribution

The projected total electrical connected load is 57.5 MW with peak demand load of 39.3 MW and the normal running load of 30.6 MW for mining, infrastructure and rock processing. A suitable electrical power plant using Heavy Fuel Oil would be located at the mine site. It is estimated that seven Caterpillar type 9CM43, or similar diesel engine generator sets, each rated at 7,860 kWe, would be installed. Normally 5 of the units would be running at any time. One unit would always be down for routine maintenance, including oil and filter change and one unit would remain on standby.

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The estimated cost of the electrical power generating facility, complete with a site electrical distribution network, would be $85.57 Million, or $1.49 Million/installed MW. This cost is detailed in Table 26.3.

Table 26.3 Estimated Power Plant and Electrical Distribution Capital Expenditures
Description	Power House and Electrical Distribution Capital Cost in $ Millions
Powerhouse
Generator Sets and Associated Components	$52.65
Powerhouse Building	$8.5
Main Substation	$11.9
Mobilization	$1.46
Engineering Studies	$0.73
Engineering Detailed design	$1.82
Construction Management	$3.66

Power House Subtotal	$80.72
Site Power Distribution
Site overhead power distribution	$0.36
Open pit power distribution	$1.99
Infrastructure power distribution	$2.5

Site Distribution Subtotal	$4.85
Total	$85.57

26.1.5	Tailings Storage Facilities

The PEA is based on the assumption that tailings would be disposed in the Site 4 tailings storage facility as identified and named in Klohn Crippen Berger (2011), and then in the mined-out open pit.

The PEA includes a LOM total of a $216.8 M for tailings disposal. Included in this total is $13.3 Million for the construction of the initial dam and related infrastructure during the pre-production period.

26.1.6	On-Site and Off-Site Infrastructure

Total preproduction capital expenditures for project infrastructure are approximately $123.3 million (without project contingency). Table 26.4 provides the infrastructure capital costs breakdown.

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Table 26.4 Infrastructure and Support Facilities Capital Costs
Description	Capital Cost in $ Millions
	Year -2	Year -1	Total
On-Site
Infrastructure & Support Facilities	$5.6	$1.9	$7.5
Camp, Health & Safety Infrastructure	$2.6	$2.6	$5.2

Total On-Site	$8.2	$4.5	$12.7
Off-Site
Port Facility	$19.0	$6.3	$25.4
Port Equipment	$3.8	$1.3	$5.1
Transport Equipment	$4.8	$1.6	$6.4
Road Construction	$55.3	$12.2	$67.5
Road Maintenance Equipment	$0.0	$6.3	$6.3

Total Off-Site	$83.0	$27.7	$110.6
Total Preproduction Infrastructure Capital Cost	$91.2	$32.1	$123.3

The capital expenditures include EPCM costs and supply of the first fills such as fuel, with a 25% contingency of included on the cost estimates.

26.2	SUSTAINING CAPITAL COSTS AFTER THE START OF PRODUCTION

26.2.1	Mining

The estimated annual mine sustaining capital expenditures are summarized in Table 26.5.

Table 26.5 Mine Sustaining Capital
	Capital Cost (Millions of $)
Year	1	2	3	4	5	6	7	8	9	10	11	12	13	14	LOM
Electrical Equipment		0.3	0.8	0.1		0.1	0.1		0.1			0.1			1.63
Mining Equipment	45	5.7	38	45	22	0.4	0.3	0.1	4.7	1.6	0.2	0.5	0	0	163.3

The estimated sustaining capital expenditures in year 8 includes the projected salvage value from the sale of one blasthole drill when it is no longer needed and at 20% of its original cost.

26.2.2	Mineral Processing

Equipment replacements and other capital costs in the processing plant are included in the operating cost of the plant.

As stated in Section 26.1.3, $13.75 Million of the construction cost of the processing plant is scheduled for post start up in year 1 of operation.

26.2.3	Tailings Management Facility

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The dams constructed to enclose the tailings impoundment area would be raised from the initial starter dams prepared during preproduction. A total of $10.75 Million per year in years 1 to 12 has been allocated to this activity. A $6 Million sustaining capital cost is incurred in year 13 when tailings start to be disposed in the mined-out pit.

26.2.4	Salvage Value

The PEA assumes the following projected salvage values: $234 k from the sale of one of the blasthole drills in year 8; and $7M from the sale of processing plant in year 17.

26.2.5	Working Capital

The PEA excludes working capital.

26.2.6	Mine Closure Expenditures

The cash flow includes a $20 Million closure cost in year 17.

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27.0	SUMMARY OF OPERATING COSTS

Operating costs have been developed to an accuracy of ±40% due to the early stage of the project and the level of completed metallurgical test work. Pricing is based on Q1 2011 dollars. A summary of the total operating cost per tonne for all years of production is provided in Table 27.1.

Table 27.1 Average LOM Total Operating Costs
Description	$/t
Saprolite Mining ($/ tonne mined)	0.87
Fresh Rock Mineralization ($/tonne mined)	1.38
Fresh Rock Waste ($/tonne mined)	1.28
Stockpile reclaim costs ($/tonne reclaimed)	0.60
Mineral Processing including tailings disposal ($/ tonne milled)	6.64
G&A Cost ($/tonne milled)	1.52
(1) Definition of Life of Mine includes 13-year life of pit and 4-year stockpile reclaim and processing period.

The average life-of-mine operating cost for the project is estimated to be $13.78 per tonne of material delivered to and processed in the mill. The basis of these estimates is described in the following subsections.

27.1	WORK FORCE

Personnel costs include base salary/wages with 30% to 40% payroll burdens included, as appropriate. Labour costs for mine operations are based on 350 days per year of production, 12 hours per shift and 2 shifts per day basis while the plant operates on a 7-day per week, 8 hours per shift and 3 shifts per day roster. Personnel would rotate in and out of site on a 50% on-site basis. Total manpower is estimated in Table 27.2 as follows:

Table 27.2 Staff and Labour Compliment
Description	Max	Av
Open Pit Mining	293	220
Processing	167	167
G&A	347	347
Total	792	719

Current industry standard staff and hourly payroll rates have been used to estimate the costs of production. These rates are provided in the mining, processing and G&A subsections that follow.

27.2	POWER, CONSUMABLE MATERIALS AND SUPPLIES

Power costs are based on the exclusive supply of electricity from an on-site heavy fuel oil power generating facility, with a cost of $0.1157/kWh. Fuel costs are based on 24 month trailing average Staatsolie pricing benchmark which is a $3.25 / bbl premium to NY Harbor Fuel Oil Nr. 6 (2.2%), plus delivery, resulting in base case price of $0.49/liter. Diesel costs of $1.06/Liter and the costs of other consumable materials and supplies have been taken from budget quotations or historic industry average costs in the area.

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27.3	MINE OPERATING COSTS

The mine operating cost estimates were developed from first principles. The average haulage profiles were estimated for each year and this information was used to estimate the haulage truck cycle times and mine equipment requirements taking manufacturer’s performance and braking charts, estimated effective working time and anticipated truck load factors, mine layout, field conditions and equipment availabilities into consideration. Table 27.3 shows the items taken into consideration in the mine operating cost estimates.

Table 27.3 Mine Operating Cost Estimate Components
Mine Operating Cost Component	Note
Supervision1
The mine operating cost estimates include the wages and social costs for the Mine Superintendent, Maintenance Superintendent, shift supervisors, and clerks. In years 1 to 9, the mine staff would include trainers whose primary responsibility would be to train local personnel on how to operate the mine equipment safely. Training would be provided by supervisors commencing in year 10. Projected local labour costs were converted to US Dollar currency amounts using an exchange rate of 200 Guyanese Dollars = 1 United States Dollar.

Operations &Maintenance Personnel1	The mine operating cost estimates include wages and social costs for the open pit equipment operators and maintenance personnel.
Technical Services Labour1	The mine operating costs include the wages and social costs of geologists, mining engineers and technicians.
Drilling and Blasting
The mine operating cost estimates include drill bit, drill stem, and explosives and blasting accessory costs. Drill fuel consumption and operating cost information was obtained from the drill supplier. Budget costs for explosive and explosive accessories were obtained from an established explosive supplier servicing the region. The operating costs also include the estimated explosives supplier’s plant and equipment rental costs and labour costs.

Equipment Operating
The mine operating cost estimates include projected diesel fuel, electrical power, lubricant, parts, ground engagement tools, tires, and repair costs for the loading and haulage equipment and ancillary equipment based on P&E’s cost database and input from equipment suppliers. The PEA is based on a diesel fuel price of $1.06/L. The projected electrical power cost is $0.116/kWh.

Mine Dewatering	The pit dewatering pump power requirements would increase over the life of the pit. The estimated pit pump power and part costs range from $420/day in year 1 to $1,060/day in year 13.
Mine shop	The operating costs include estimated shop operating, hazardous waste disposal and mine communication system maintenance costs.
(1) The General and Administration cost estimates include camp room and board and travel costs for employees and specialist suppliers including the explosive supplier.

The estimated mine unit operating costs in year 5, as an example, are shown in Table 27.4. A breakdown of the estimated loading and haulage cost in year 5 is shown in Table 27.5.

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Table 27.4 Estimated Mine Unit Operating Costs in Year 5
Mining Cost Component	Saprolite	Fresh Rock	Waste Rock
Production drilling		$0.07 /t	$0.06/ t
Grade control assays		$0.01 /t1
Explosive consumables		$0.29 /t2	$0.28 / t2
Load and haulage	$0.97 /t	$0.97/t	$0.97 /t

Total	$0.97 /t	$1.34 /t	$1.31 /t
(1) For grade control assays of blasthole cuttings in and near the potentially mineable mineralization.
(2) Includes estimated explosive supplier’s plant and equipment rental costs and labour costs.

The cost of mining material from the open pit would vary depending on location and conditions. The average mine operating cost in year 5 is estimated to be $0.97/t of saprolite mined, $1.34/t of fresh rock mined and $1.31/t of waste rock mined.

Table 27.5 Breakdown of Estimated Loading and Haulage Cost in Year 5
Operating Cost Component	Estimated operating cost in year 5 ($/day)
Mine supervision and labour	$11,300
Mine maintenance labour	$6,600
Technical services labour	$2,800
Electrical power	$7,100
Diesel fuel	$106,000
Parts, lubricants, ground engagement tools, tires, shop operating costs and dewatering pump parts.	$98,000

Subtotal	$231,800
Average tonnes per day mined in year 5	240,000 tpd
Estimated load and haul cost in year 5	$0.97 / t mined

The labour force would be comprised of local and Expat personnel. The mine would operate on a two 12-hour shifts per day basis with rotating shifts. The projected cost of wages and social costs for a haul truck driver as an example working on a rotation shift basis is approximately $20k per year.

The mine sustaining capital costs include additional costs for the refurbishment of selected pieces of mine equipment in years 7 to 12.

27.4	PROCESSING PLANT OPERATING COSTS

27.4.1	Basis of Estimates

Operating costs include all processing costs from receipt of ore through to concentrate and doré production but exclude tailings disposal. Labour costs are based on rates supplied by Sandspring and estimated manning levels. Power unit cost is based on the use of heavy oil generators at a unit price of $0.1157/kWh estimated by Spar Engineering. Reagent prices are based on pricing sourced by Sandspring supplemented by recent vendor budget quotations for other projects and include allowances for freight.

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Overall costs are based on an average total tonnage of 11,550,000 t/a, comprised of 10,500,000 t/a fresh rock and 1,050,000 t/a saprolite.

Indirect costs such as the following are not included in this section:

•	Insurance
•	Taxes
•	Safety and security
•	Research and development
•	General administration and head office expenses
•	Depreciation and amortization

27.4.2	Operating Cost Summary

Table 27.6 summarizes estimated process operating costs.

Table 27.6 Operating Cost Summary
Item	$/t	$/a
Operating Labour	0.258	2,987,230
Operating Supplies	0.850	9,817,500
Reagents	2.296	26,515,710
Power	2.326	26,860,330
Maintenance Labour	0.139	1,607,460
Maintenance Supplies	0.390	4,500,000

Total	6.259	72,288,230

27.4.3	Operating Cost Details

Operating Labour

Total operating labour for the process plant is estimated at $2,987,230 per annum, including burden at 33%.

Operating and Analytical Supplies

An allowance of $0.85/t includes provision for liners, screen cloths and miscellaneous consumables.

Reagents and Consumables

Consumption rates in Table 27.7 are based on the sum of fresh rock and saprolite average tonnages.

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Table 27.7 Reagents and Consumables
Item	kg/t	$/kg	$/t	$/a
PAX/SIX	0.045	3.100	0.141	1,627,500
MIBC	0.027	3.950	0.108	1,244,250
R208	0.023	4.500	0.102	1,181,250
Flocculants (total)	0.003	5.550	0.015	174,825
Grinding steel 5"	0.474	1.240	0.588	6,793,457
Grinding steel 2"	0.634	1.170	0.741	8,561,010
Sodium cyanide	0.118	2.266	0.268	3,093,090
Sodium metabisulphite	0.353	0.600	0.212	2,446,880
Lime (CaO)	0.148	0.200	0.030	341,764
Carbon	0.003	0.420	0.001	15,373
Caustic	0.016	2.600	0.041	475,839
HCl	0.025	1.200	0.030	351,389
Fuel (L/t)	0.012	1.300	0.015	177,964
Flux	0.002	1.700	0.003	31,113

Total			2.296	26,515,700

Power

Power costs are based on a net price of $0.1157/kWh, an overall utilization factor of 80% and a power factor of 95%. The total connected load for the processing plant is 35.4 MW, with an average power consumption rate of 20.2 kWh/t. This calculates to an average cost of $2.326 per tonne processed.

Maintenance Labour

Total maintenance labour for the process plant is estimated at $1,607,460 per annum, including burden at 33%.

Maintenance Supplies

The cost of maintenance supplies is estimated at $4.5 Million which is calculated as a percentage of mill capital cost.

27.5	TAILINGS DISPOSAL OPERATING COSTS

The PEA is based on the assumption that the Site 4 tailings management area, as identified and named in Klohn Crippen Berger (2011), and the mined-out open pit would be the Tailings Storage Facilities (TSF). The operating costs in included in this study are based on an assessment of the labour and materials required to maintain of these facilities. The estimated LOM operating cost for tailings disposal is $0.38 per tonne processed.

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27.6	GENERAL AND ADMINISTRATION OPERATING COSTS

Infrastructure operating costs have been included in General and Administration costs (Table 27.8).

Table 27.8
General and Administration Operating Costs

The basis of the Fixed G&A costs is described in Table 27.9.

Table 27.9
Fixed G&A Costs

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Camp costs cover the ration of the camp, operating consumables, kitchen costs, including food, cleaning products, maintenance and transportation costs.Rotation travel costs provide for the transport of staff and supervision on and off site between the rotations of personnel.

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28.0	ECONOMIC ANALYSIS

The potential economic viability of the Project was evaluated on a pre-tax basis using a conventional cash flow model utilizing projected annual cash flow inputs (annual revenues) and annual costs (i.e. operating costs, capital costs) based on the mining and processing schedule and 100 % equity (0 % debt). The annual net cash flows are discounted back to present value at the date of evaluation (Q1, 2011) using a range of discount rates and summed to determine the net present value (NPV) of the Project on a pre-tax basis. The pre-tax internal rate of return (IRR), the discount rate at which the NPV equals zero, was also estimated using the cash flow model.

28.1	RESULTS OF THE CASH FLOW ANALYSES

The results of the economic evaluation for the mine development scenario used in the current PEA (e.g. the PEA base case) and a sensitivity scenario are summarized in Table 28.1.

Table 28.1 Results of the Cash Flow Analyses (Pre-Tax)
			Sensitivity Scenario2,3,4
Economic Parameter		PEA Base Case1,3,4	February 2011 average price sensitivity case
Metal Prices	Au ($/oz)	1,137	1,373 (+236)
	Cu ($/lb)	3.13	4.47 (+1.34)
Fuel Prices	HFO ($/bbl)	70	100 (+30)
	Diesel ($/L)	1.06	1.50 (+0.44)
Electrical Power Cost	HFO ($/kWh)	0.116	0.159
Operating Cost	$/t milled	13.78	15.52
Cash cost	$ / Au oz	442	524
Pre-Production CAPEX		$617M	679M
NPV	Undiscounted ($)	1,565M	2,063M
	NPV (5%) (base case)($)	854M	1,162M
	NPV (7%) ($)	667M	925M
	NPV (10%) ($)	456M	656M
IRR	%	24.5	28.6
Payback Period	Years	3.2	2.9
(1) The current PEA presents the “base case”.
(2) The sensitivity scenario is a modified version of the base case. In an intermediate scenario (not shown in the above Table) using a 4% higher Au price, 8% higher Cu price, 21% increase in heavy fuel oil (HFO) price and 10% increase in pre-production capex, the estimated undiscounted cashflow is $1,608M, NPV(5%) = $867M, pre-tax IRR = 23.3% and payback is 3.4 years. In a current price scenario (not shown in the Table above) using avg Feb 2011 Au & Cu prices, Feb 28th 2011 delivered heavy fuel oil (HFO) price, diesel fuel price of $1.06/L, and 10% increase in pre-production capex, the estimated undiscounted cashflow is $2,209M, NPV(5%) = 1,259M, pre-tax IRR= 30.3%, and payback is 2.8 years.
(3) Currency amounts are expressed in United States dollars.
(4) The potentially mineable mineral resources include Inferred resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration would result in upgrading them to an Indicated or Measured mineral resource category.

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28.2	CASH FLOW MODEL

The cash flow for the Project is summarized in Table 28.2.

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Table 28.2
Pre-Tax Cash Flow for the Base Case

Pre-Production Period		Operating mine life																	
	Year	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	Total
A	**Material mined:**																				
A.1	Saprolite mined (Mt)			1.05	1.05	1.05	1.05	1.05	1.05	0.40											6.70
A.2	Fresh rock mined (Mt)			10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	7.55					133.55
A.3	Rock reclaimed from low-grade stockpile (Mt)															2.95	10.50	10.50	10.50	4.56	39.01
A.4	Waste rock mined (Mt)			44.45	43.59	50.35	73.01	73.50	65.80	66.10	63.00	45.50	38.50	35.00	15.75	4.28					618.83
B	**Gross revenues:**																				
B.1	**Gross revenue from Cu ($M)**			$72.08	$76.88	$74.50	$73.12	$43.40	$50.98	$45.67	$46.37	$45.62	$42.98	$42.18	$33.10	$34.01	$27.98	$27.98	$27.98	$12.16	$776.98
B.2	**Gross revenue from Au ($M)**			$282.51	$323.75	$376.24	$379.41	$292.05	$306.00	$273.39	$261.95	$285.86	$276.05	$279.44	$298.69	$260.56	$89.10	$89.10	$89.10	$38.71	$4,201.93
B.3	**Annual gross revenues ($M)**			**$354.59**	**$400.63**	**$450.73**	**$452.53**	**$335.45**	**$356.98**	**$319.06**	**$308.32**	**$331.49**	**$319.04**	**$321.62**	**$331.79**	**$294.57**	**$117.08**	**$117.08**	**$117.08**	**$50.87**	**$4,978.90**
	Potentially mineable resource mined (Mt)			*11.55*	*11.55*	*11.55*	*11.55*	*11.55*	*11.55*	*10.90*	*10.50*	*10.50*	*10.50*	*10.50*	*10.50*	*10.50*	*10.50*	*10.50*	*10.50*	*4.56*	*179.27*
C	**Operating costs**																				
C.1	**Mine saprolite**																				
	Tonnes of saprolite mined (Mt)			1.05	1.05	1.05	1.05	1.05	1.05	0.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	6.70
	Drilling & blasting ($ /t mined)			*Not applicable*																	
	Load and haul ($/t mined)			$0.84	$0.84	$0.85	$0.86	$0.97	$0.90	$0.79	$0.92	$1.04	$1.14	$1.24	$1.26	$1.43	$0.53	$0.53	$0.53	$0.53	
	Total cost ($/t mined)			$0.84	$0.84	$0.85	$0.86	$0.97	$0.90	$0.79	$0.92	$1.04	$1.14	$1.24	$1.26	$1.43	$0.53	$0.53	$0.53	$0.53	$0.87
	Annual cost ($M)			$0.88	$0.88	$0.89	$0.90	$1.02	$0.95	$0.32	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$5.83
C.2	**Mine fresh rock**																				
	Tonnes mined (Mt)			10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	7.55	0.00	0.00	0.00	0.00	133.55
	Drilling & blasting ($ /t mined)			$0.39	$0.39	$0.38	$0.37	$0.37	$0.38	$0.38	$0.38	$0.38	$0.38	$0.38	$0.41	$0.40	$0.33	$0.33	$0.33	$0.33	
	Load and haul ($/t mined)			$0.84	$0.84	$0.85	$0.86	$0.97	$0.90	$0.79	$0.92	$1.04	$1.14	$1.24	$1.26	$1.43	$0.53	$0.53	$0.53	$0.53	
	Total cost ($/t mined)			$1.22	$1.23	$1.23	$1.23	$1.34	$1.28	$1.16	$1.30	$1.42	$1.52	$1.62	$1.67	$1.82	$0.86	$0.86	$0.86	$0.86	*$1.38*
	Annual cost ($M)			$12.85	$12.87	$12.93	$12.91	$14.07	$13.42	$12.20	$13.67	$14.94	$15.98	$17.01	$17.52	$13.76	$0.00	$0.00	$0.00	$0.00	$184.12
C.3	**Reclaim from low-grade stockpile**																				
	Tonnes reclaimed & hauled to mill (Mt)			-	-	-	-	-	-	-	-	-	-	-	-	2.95	10.50	10.50	10.50	4.56	39.01
	Load and haul ($/t mined)			$0.84	$0.84	$0.85	$0.86	$0.97	$0.90	$0.79	$0.92	$1.04	$1.14	$1.24	$1.26	$1.43	$0.53	$0.53	$0.53	$0.53	$0.60
	Annual cost ($M)			$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$0.000	$4.204	$5.577	$5.577	$5.577	$2.423	$23.358
C.4	**Mine waste**																				
	Tonnes mined (Mt)			44.45	43.59	50.35	73.01	73.50	65.80	66.10	63.00	45.50	38.50	35.00	15.75	4.28	0.00	0.00	0.00	0.00	618.83
	Drilling & blasting ($ /t waste)			$0.35	$0.35	$0.35	$0.34	$0.34	$0.34	$0.34	$0.34	$0.35	$0.35	$0.35	$0.37	$0.36	$0.29	$0.29	$0.29	$0.29	
	Load and haul ($/t waste)			$0.84	$0.84	$0.85	$0.86	$0.97	$0.90	$0.79	$0.92	$1.04	$1.14	$1.24	$1.26	$1.43	$0.53	$0.53	$0.53	$0.53	
	Total cost ($/t waste)			$1.19	$1.19	$1.20	$1.19	$1.31	$1.24	$1.13	$1.27	$1.39	$1.49	$1.59	$1.63	$1.79	$0.83	$0.83	$0.83	$0.83	*$1.28*
	Annual cost ($M)			$52.86	$51.90	$60.26	$87.22	$95.94	$81.84	$74.49	$79.85	$63.16	$57.25	$55.49	$25.74	$7.65	$0.00	$0.00	$0.00	$0.00	$793.66
C.5	**Processing & tails costs**																				
	Tonnes processed (Mt)			11.55	11.55	11.55	11.55	11.55	11.55	10.90	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	10.50	4.56	179.27
	Processing unit cost ($/t processed)	$6.26		$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	$6.26	
	Tailings disposal ($/t processed)			$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.46	$0.37	$0.10	$0.10	$0.10	$0.10	
	Total cost ($/t processed)			$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.72	$6.63	$6.36	$6.36	$6.36	$6.36	$6.64
	Annual cost ($M)			$77.62	$77.62	$77.62	$77.62	$77.62	$77.62	$73.28	$70.56	$70.56	$70.56	$70.56	$70.56	$69.62	$66.78	$66.78	$66.78	$29.02	$1,190.74
C.6	**General & Administration**																				
	G&A cost ($/t processed)			$1.55	$1.55	$1.55	$1.56	$1.57	$1.56	$1.65	$1.72	$1.71	$1.70	$1.70	$1.68	$1.43	$1.16	$1.16	$1.16	$1.16	$1.52
	Annual G&A cost ($M)			$17.846	$17.861	$17.921	$18.050	$18.112	$18.032	$17.985	$18.009	$17.929	$17.893	$17.836	$17.679	$14.992	$12.177	$12.177	$12.177	$5.291	$271.969
	Total annual opex($M)			**$162.06**	**$161.13**	**$169.62**	**$196.69**	**$206.75**	**$191.86**	**$178.27**	**$182.09**	**$166.59**	**$161.68**	**$160.90**	**$131.50**	**$110.22**	**$84.53**	**$84.53**	**$84.53**	**$36.73**	**$2,469.68**
D	**Operating Margin ($M/yr)**	**$0**	**$0**	**$192.54**	**$239.50**	**$281.11**	**$255.84**	**$128.70**	**$165.12**	**$140.80**	**$126.23**	**$164.90**	**$157.35**	**$160.72**	**$200.29**	**$184.35**	**$32.55**	**$32.55**	**$32.55**	**$14.14**	**$2,509.23**
E	Capital costs:																				$0
E.1	EIA & feasibility ($M)	$2.0																			$2.00
E.2	Preproduction indirects ($M)	$22.75	$19.25																		$42.00
E.3	Mine equipment capital ($M)		$105.59	$45.16	$5.72	$37.80	$44.93	$21.91	$0.41	$0.35	$0.05	$4.71	$1.56	$0.19	$0.48		$0.02				$268.90
E.4	Processing plant capital (incl 15% contingency)($M)		$245.29	$13.75																-$7.0	$252.04
E.5	Power Plant & electrical ($M)		$85.57		$0.25	$0.75	$0.14		$0.07	$0.14		$0.14			$0.14						$87.21
E.6	Tailings area capital ($M)	$1.30	$12.00	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$10.75	$6.00					$148.27
E.7	On-site infrastructure capital ($M)	$8.23	$4.47																		$12.70
E.8	Off-site infrastructure capital ($M)	$82.97	$27.66																		$110.62
E.9	Closure ($M)																			$20.0	$20.00
	Annual capex ($M)	**$117.2**	**$499.8**	**$69.7**	**$16.7**	**$49.3**	**$55.8**	**$32.7**	**$11.2**	**$11.2**	**$10.8**	**$15.6**	**$12.3**	**$10.9**	**$11.4**	**$6.0**	**$0.0**	**$0.0**	**$0.0**	**$13.0**	**$943.7**
F	**Cashflow (pretax) ($M)**	**-$117.2**	**-$499.8**	**$122.9**	**$222.8**	**$231.8**	**$200.0**	**$96.0**	**$153.9**	**$129.6**	**$115.4**	**$149.3**	**$145.0**	**$149.8**	**$188.9**	**$178.4**	**$32.5**	**$32.5**	**$32.5**	**$1.1**	**$1,565.5**
G	*Cumulative cashflow (pretax) ($M)*	*-$117.2*	*-$617.1*	*-$494.2*	*-$271.4*	*-$39.6*	*$160.4*	*$256.5*	*$410.3*	*$539.9*	*$655.3*	*$804.6*	*$949.7*	*$1,099.4*	*$1,288.4*	*$1,466.7*	*$1,499.3*	*$1,531.8*	*$1,564.3*	*$1,565.5*	
0%	Net Present Value ($M)	$1,565.5					**Payback 3.2 Years**														
5%	Net Present Value ($M)	$853.9																			
7%	Net Present Value ($M)	$667.9																			
10%	Net Present Value ($M)	$456.1																			
	Internal Rate of Return	24.5%

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28.3	ECONOMIC CRITERIA AND ASSUMPTIONS

The economic criteria used in the cash flow model are summarized in Table 28.3.

Table 28.3 Economic Criteria Used in the Cash Flow Model
Area	Criteria	Basis Used In The Cash Flow Model1
Pre-Production Period	Duration	2 year pre-production period.
Mine Life	Duration	17 year project life. Plant fed from open pit in years 1-13, from low-grade stockpile in years 13-17.
Saprolite mining	Time line	Saprolite is mined in years 1 to 7.
	Mining rate	1.05 Mtpa saprolite. 3,000 tpd saprolite using 350 days per year.
	Tonnes mined	A total of 6.7 Mt saprolite is mined in years 1-7.
Fresh rock mining	Time line	Fresh rock is mined in years 1 - 13.
	Mining rate	10.5 Mtpa fresh rock mined and processed. 30,000 tpd fresh rock using 350 days per year.
	Tonnes mined.	A total of 133.5 Mt fresh rock is mined and processed in years 1 – 13.
Low-grade stockpile	Stockpile size	A total of 39 Mt of low-grade potentially mineable resource are stockpiled in years 1-13.
	Stockpile reclaim	The stockpile material is reclaimed and processed commencing in year 13 to year 17.
Stripping requirements	Waste production	The annual waste stripping rates are based on the mine schedule.
Gross revenue	Metal prices	24-month trailing average Au price of $1,137 per troy ounce, and Cu price of $3.13 per pound to February 28, 2011.
Au recovery from saprolite
~91.5% recovery in rougher concentrate (~84% recovery from low-grade stockpile)
70% of Au in rougher con (Ro) reports to final Cu con (95% payable)
30% Au in Ro reports to Cu con tails, ~94% recovered as dore bars.

	Au recovery from fresh rock	~91.5% recovery in rougher concentrate
	Cu recovery Cu concentrate (con)	80% flotation recovery estimated 25% Cu grade con at 8% moisture shipped to custom smelter. Copper estimated to be 96% payable. No copper recovered from saprolite.
Operating costs	Mine operating costs	$0.87 / t saprolite mined. $1.38 / t fresh rock mined. $0.60 / t reclaimed from low-grade stockpile. $1.28 / t waste mined. (LOM averages)
	Processing operating costs	$6.26/t processed.
	Tailings disposal costs	$0.38/t processed (LOM average operating cost for tailings disposal).
General & Administration	G&A cost	$1.52 / t processed (LOM average)
Capital costs	Capital costs	See section 26.
	Closure cost allowance	$13M in year 17 (Based on $20M closure cost partially offset by $7M plant salvage value).
Taxes & royalties	Taxes	The cash flow model excludes taxes & royalties
(1) Currency amounts are expressed in United States dollars.

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28.4	SENSITIVITY ANALYSIS

The sensitivity of the cash flow to changes in gross revenue, operating costs, and capital costs was assessed using the cash flow model. Each of the sensitivity items were independently adjusted up and down by 10 % and 20 % to project the impact it would have on the NPV at 5%, 7% and 10% discount rates, and IRR.

Table 28.4 shows the Project NPV with ±10% and ± 20% changes in gross revenue for NPV (5%), NPV (7%) and NPV (10%).

Table 28.4 NPV Sensitivity to Changes in Gross Revenue
Gross Revenue Variation1
Parameter	-20%	-10%	0% (Base Case)	+10%	+20%
NPV(5%)	$208M	$531M	$854M	$1,176M	$1,499M
NPV(7%)	$116M	$392M	$667M	$943M	$1,219M
NPV(10%)	$13M	$234M	$456M	$677M	$899M
(1) The estimates were developed by varying the annual gross revenues, but not the annual operating costs or the pre-production capital costs, in the base case cash flow model.

Table 28.5 shows the Project NPV with ±10% and ± 20% changes in operating costs for NPV (5%), NPV (7%) and NPV (10%).

Table 28.5 NPV Sensitivity to Changes in Operating Costs
Operating Cost Variation1
Parameter	-20%	-10%	0% (Base Case)	+10%	+20%
NPV (5%)	$1,168M	$1,011M	$854M	$696M	$539M
NPV (7%)	$935M	$801M	$667M	$534M	$400M
NPV (10%)	$668M	$562M	$456M	$349M	$243M
(1) The estimates were developed by varying the annual operating costs, but not the annual gross revenues or the pre-production capital costs, in the base case cash flow model.

Table 28.6 shows the Project NPV with ±10% and ± 20% changes in pre-production capital costs for NPV (5%), NPV (7%) and NPV (10%).

Table 28.6 NPV Sensitivity to Changes in Pre-production Capital Costs
Pre-Production Capital Cost Variation1
Parameter	-20%	-10%	0% (Base Case)	+10%	+20%
NPV (5%)	$966M	$910M	$854M	$797M	$740M
NPV (7%)	$777M	$722M	$667M	$613M	$558M
NPV (10%)	$560M	$508M	$456M	$404M	$352M
(1) The estimates were developed by varying the pre-production capital costs, but not the annual gross revenues or the annual operating costs, in the base case cash flow model.

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Table 28.7 shows the Toroparu Project IRR based on ±10% and ± 20% changes in gross revenue; ±10% and ± 20% changes in operating costs; and ±10% and ± 20% changes in pre-production capital costs.

Table 28.7 IRR Sensitivity to Gross Revenue, OPEX and CAPEX Variations
	Internal Rate of Return (%)
Parameter Varied	-20%	-10%	0% (Base Case)	+10%	+20%
Gross Revenue	10.5%	17.8%	24.5%	30.7%	36.6%
Operating Cost	30.2%	27.4%	24.5%	21.4%	18.3%
Pre-production CapEx	31.3%	27.6%	24.5%	21.9%	19.6%

Figure 28.1 shows the sensitivity of the Toroparu Project NPV (5%) to ±10% and ± 20% changes in gross revenue (gross revenue curve); ±10% and ± 20% changes in operating costs (operating cost curve); and ±10% and ± 20% changes in pre-production capital costs (pre-production capital cost curve).

Figure 28.1	Project NPV (5%) Sensitivity Curves

The project economics were also evaluated using two sensitivity scenarios (i.e. intermediate sensitivity and current price sensitivity scenarios). These sensitivity cases utilize Au and Cu prices, and heavy fuel oil (HFO) and HFO-based electrical power generation costs that are higher than those used in the base case as shown in Table 28.1.

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29.0	PROJECT RISK

Violent and catastrophic events caused by forces of nature, or by man, which could not have been prevented or avoided by foresight or prudence are notable risks to the anticipated project outcome. Similarly, risks related to uncertainties in metal price projections in projected unit costs of equipment and consumables, the availability of personnel to operate the mine, the availability of financial resources for construction and other industry risks, are also notable concerns. Whereas these issues may be quantifiable to some extent, they are only itemized here as a matter of record.

Some specific and significant risks related to possible failing to achieve the desired outcomes for the Toroparu Project are described in this section. The risks identified here are not the complete list of risks; however, the most notable ones are discussed. They include only unusual risks related to health & safety, environmental impact, technical performance, commercial viability and socio-political issues.

29.1	HEALTH AND SAFETY

Whereas mining typically involves exposure to falling rocks, large mobile equipment, moving equipment parts, etc., the Toroparu Project carries no unusual risks in terms of health and safety. The topography, rock conditions and climate of the project location are considered unproblematic and conventional mining and processing techniques would be employed with adequate training of the employees. It is noted that small placer gold deposits have previously been in operation in the area. The mine operator would face some challenges in re-educating locally sourced employees in the requirements of a mining operation running at an international standard.

29.2	PROCESSING RISK

The Toroparu PEA was based in part on preliminary bench scale tests conducted at SGS in 2009 and 2010. At the time of writing, this test work is still in progress and no test work report has yet been issued. Test work results received by February 24, 2011, in combination with the industry experience of the Authors of the relevant sections of this report provide the basis for the estimated metal recoveries and product qualities. No actual concentrate was produced or tested during bench scale testing. Definitive metallurgical test work would be required to confirm or modify the projections made herein. Lower than anticipated metal grades in the concentrate product and/or contamination of metal concentrate product with deleterious elements could affect the value of the concentrate. Higher operating costs or lower recoveries of metals to the concentrate would also adversely affect the cash flow of the operation.

29.3	SOCIO-ECONOMIC RISKS

The project is located in a remote part of Guyana. Sandspring has had a presence in the project area since 2000. Subject to further study in this area, it is expected that social and political risks to the project would be minimal.

29.4	PERMITTING AND ENVIRONMENTAL RISK

Permitting risks for mining projects range from delays in obtaining environmental authorizations, through opposition, to operational challenges in attaining projected environmental performance at start-up. The proposed Project makes use of conventional demonstrated mining and Gold-Copper processing technologies. The gold extract process would include the controlled use of cyanide and the mill would be equipped with a cyanide destruction process.

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The environmental impact assessment and permitting process for the Project is well underway. As part of this process, potential socio-environmental impacts will be identified along with the need for additional measures to eliminate or otherwise mitigate potential significant impacts. While not expected, there is a possibility that the environmental assessment process or technical studies could take longer to complete than projected or identify the need for other social or environmental protection measures that if required may increase estimated costs and extend projected time lines.

29.5	ECONOMIC AND POLITICAL RISK

The PEA cash flow projections do not consider costs for land acquisition for the mine, plant, waste rock storage or TSF area. The cost of land purchase, or compensation for its use, would have to be determined in negotiations with land owners and governments.

Guyana has a British style parliamentary system which promotes responsible mining. The government is considered to be supportive of the mining industry but parliamentary elections are scheduled for August, 2011

Guyana is considered a stable democratic country, with limited risk of expropriation of land or resources.

29.6	WEATHER

Heavy rains from May to July can be expected to cause some delays due to flooding. An adequate pumping arrangement for the open pit would help to mitigate this problem

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30.0	CONCLUSIONS AND RECOMMENDATIONS

P&E recommends that steps be taken to advance the Toroparu Project towards a commercial production decision, based on the economic analysis performed in this study. Based on the results of this preliminary assessment, the mineral resources will likely be sufficient to support a profitable mining operation. Therefore, Sandspring should commence with the actions recommended in this section.

The analysis contained herein represents an accurate representation of the Property as of the date of this report and supersedes in all aspects the previous report by Ewert et al., (2010) titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Prospect, Upper Puruni River Area, Guyana”, which was based on diamond drill holes TPD001-TPD094 and had an effective date of September 12, 2010.

30.1	RECOMMENDATIONS

30.1.1	Toroparu Deposit

P&E recommends that Sandspring advance the project towards Feasibility by continuing preparatory drilling and pre-feasibility engineering work, including (budgeted items in Table 30.1):

•
A multi-phase 30,000 metre (~60 hole) in-fill diamond drilling program to upgrade the 47,749,000 tonnes of Inferred Resource in the Potentially Mineable Portion of the mineral resource defined in this PEA to Indicated and/or Measured and Indicated Resource.

•
A condemnation drilling program to determine suitability of selected sites [P&E to determine number of drill holes, depth, total metres in program to condemn waste storage, TSF, site infrastructure locations – plug guess is 20,000 metres at 200 m per hole (100 holes)].

•	Advance the geotechnical work required to commence feasibility including on-going:
•	Airborne geotechnical (LIDAR) surveys of Toroparu Project area;
•	Waste Rock, TSF, Site facility condemnation drilling programs;
•	Geotechnical, hydrological, seismic and other studies required for the permitting of the TSF.
•	Continuation of the 2010 SGS metallurgical testing program to complete process recovery, comminution, and environmental characterization testwork to pre-feasibility level standards.
•
Completion of economic trade off studies to determine final process flow sheet and the extent of the potential for on-site gold under operating and capital cost conditions similar to those presented in this PEA.

•	Complete the environmental authorization and other permitting requirements to advance the project toward a production decision.

Subject to pre-feasibility level engineering and environmental studies being deemed accurate to acceptable levels, we recommend that Sandspring undertake a full Feasibility Study on production from the Toroparu gold-copper resource.

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The Feasibility Study and related resource drilling portion of the proposed budget is presented provisionally on the basis of positive recommendations outlined in this Preliminary Economic Assessment (PEA). These recommendations will be subject to revision as pre-feasibility engineering studies dictate.

Table 30.1 Recommended Toroparu Deposit Budget
Area	Quotes / Contracts	Budget (US$)
In-Fill diamond drilling (30,000 metres @ $120.00/m)		3,600,000
Condemnation Drilling (20,000 metres @ $35.00/m)		700,000
Project Costs (assays, equipment accommodations, travel, maintenance, etc.)		1,782,000
Camp & Support Cost Allocation (Fuel, permits, camp costs, operating supplies, etc.)		1,575,000
Consulting, engineering, pre-feasibility trade off studies	*	$250,000
Pit Slope Design	*	$255,000
Geotechnical Drilling, Lab		$540,000
Metallurgical Testing	*	$300,000
Infrastructure Geotechnical	*	$223,000
LIDAR Topographical Survey		$521,000
Power Generation Studies		$300,000
Permitting		$300,000
Feasibility Report Allowance		$2,000,000
Feasibility Resource Drilling and Related Contingency		$3,000,000

Total		$15,346,000

30.1.2	Exploration of Toroparu Deposit and Upper Puruni Property

With an overall Inferred Resource of approximately 214,000,000 tonnes in the updated mineral resource estimate and geological potential for expansion of “open” resource boundaries, there is good potential not only to significantly expand the current global resource base, but also to increase resource quality in this estimate to Indicated and/or Measured and Indicated standard. Figure 30.1 depicts the historical growth and mineral resources that has occurred at the Toroparu Gold-Copper Project due to continuing exploration during 2008 to 2011 period. Such rapid resource expansion highlights the exploration potential of the Upper Puruni Property.

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Figure 30.1	Historical Growth in Mineral Resources at the Toroparu Gold –Copper Deposit

Additionally, new geologic and geophysical data suggests significant potential for on-strike extension and delineation of other targets along and sub-parallel to the Toroparu Deposit horizon, therefore P&E recommends the following (with proposed budget in Table 30.2).

•
A multi-phase 90,000 metre (~180 hole) in-fill diamond drilling program to define the geologic potential of the 214,000,000 tonnes of total Inferred resource contained in the mineral resource and define the “step-out” potential of the resource boundaries which remain open along strike, width and at depth.

•
A systematic exploration of the Upper Puruni Property to test potential sub-parallel targets and other anomalous areas that may contain economic quantities of mineralization, including; regional stream, auger, and trench sampling programs; geophysical data collection and interpretation; potentially RAB and or RC drilling; diamond drilling of selected targets.

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Table 30.2 Recommended Toroparu & Upper Puruni Exploration Budget
Area	Quotes/Contracts	Budget (US$)
Combination in-fill/step-out/exploration diamond drilling (90,000 metres @ $120.00/m)		10,800,000
Project Costs (assays, equipment accommodations, travel, maintenance, etc )		5,346,000
Camp & Support Cost Allocation (Fuel, permits, camp costs, operating supplies, etc)		4,725,000
Consulting geophysical and geologic support		$1,000,000

Total		$21,871,000

Overall Proposed Budget
Toroparu Deposit Budget (Table 30.1)	$15,346,000
Upper Puruni Exploration Budget (Table 30.2)	$21,871,000
Large Scale Permit Conversion Legal Costs	$150,000
Off-Site Infrastructure Maintenance & Improvements	$3,500,000
General and Administrative Overhead Costs (12 months)	$4,000,000
Contingency @ 10%	$2,952,671
Grand Total	$32,473,000

Quality control and assurance plans should also be implemented throughout the proposed drilling and metallurgical testing programs. Complete monitoring utilizing a variety of controls should be implemented as well as verification analyses using other recognized laboratories.

It is recommended that the hydrological, seismic or permitting aspects of the TSF be examined further in subsequent studies. No drilling has been carried out in the vicinity of the TSF to confirm that this area does not contain appreciable quantities of mineralization

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APPENDIX I.      SURFACE DRILL HOLE PLAN

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824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
BASELINE
BASELINE
PIT OUTLINE
2000 NW
1750 NW
1500 NW
1250 NW
1000 NW
750 NW
500 NW
250 NW
0 NW
-250 NW
-500 NW
METRES
MINERALIZED DOMAINS PROJECTED TO SURFACE
SOUTH
SOUTH-1
SOUTH-2
NORTH-1
NORTH-2
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
SURFACE DRILL PLAN
Scale 1:12,500
April 2011

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APPENDIX II.      3D DOMAINS

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APPENDIX III.      LOG NORMAL HISTOGRAMS

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Au LOG Normal Histogram
Toroparu Raw data capping Main zone Fresh rocks
Frequency Count
1500
1200
900
600
300
0
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping Main zone Saprolite rock
Frequency Count
60
48
36
24
12
0
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping S1 zone Fresh rocks
Frequency Count
300
240
180
120
60
0
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping S1 zone Saprolite
Frequency Count
5.0
4.0
3.0
2.0
1.0
0
0.010
0.100
1.000
10.000
Au g/t
Software By Gemcom

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Au LOG Normal Histogram
Toroparu Raw data capping S2 zone Fresh rocks
Frequency Count
0
10
20
30
40
50
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping S2 zone Saprolite
Frequency Count
0
1
2
3
4
5
0.001
0.010
0.100
1.000
10.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping N1 zone Fresh rocks
Frequency Count
0
40
80
120
160
200
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping N1 zone Saprolite
Frequency Count
0
4
8
12
16
20
0.001
0.010
0.100
1.000
10.000
Au g/t
Software By Gemcom

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Au LOG Normal Histogram
Toroparu Raw data capping N2 zone Fresh rocks
Frequency Count
0
7
14
21
28
35
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Au LOG Normal Histogram
Toroparu Raw data capping N2 zone Saprolite
Frequency Count
0
1
2
3
4
5
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

Cu LOG Normal Histogram
Toroparu Raw data capping Main zone Fresh rocks
Frequency Count
0
240
480
720
960
1200
0.001
0.010
0.100
1.000
10.000
Cu %
Software By Gemcom

Cu LOG Normal Histogram
Toroparu Raw data capping Main zone Saprolite rock
Frequency Count
0
8
16
24
32
40
0.001
0.010
0.100
1.000
Cu %
Software By Gemcom

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Cu LOG Normal Histogram
Toroparu Raw data capping S1 zone Fresh rocks
Frequency Count
350
280
210
140
70
0
0.000
0.001
0.010
0.100
1.000
10.000
Cu %
Software By Gemcom

Cu LOG Normal Histogram
Toroparu Raw data capping S2 zone Fresh rocks
Frequency Count
30
24
18
12
6
0
0.000
0.001
0.010
0.100
1.000
Cu %
Software By Gemcom

Cu LOG Normal Histogram
Toroparu Raw data capping S2 zone Saprolite
Frequency Count
5
4
3
2
1
0
0.001
0.010
0.100
Cu %
Software By Gemcom

Cu LOG Normal Histogram
Toroparu Raw data capping S1 zone Saprolite
Frequency Count
350
280
210
140
70
0
0.001
0.010
0.100
1.000
10.000
Cu (%)
Software By Gemcom

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Cu LOG Normal Histogram
Toroparu Raw data capping N1 zone Fresh rocks
Frequency Count
150
120
90
60
30
0
0.001
0.010
0.100
1.000
Cu %
Software By Gemcom
Cu LOG Normal Histogram
Toroparu Raw data capping N1 zone Saprolite
Frequency Count
10
8
6
4
2
0
0.000
0.001
0.010
0.100
1.000
Cu %
Software By Gemcom
Cu LOG Normal Histogram
Toroparu Raw data capping N2 zone Fresh rocks
Frequency Count
50
40
30
20
10
0
0.000
0.001
0.010
0.100
1.000
Cu %
Software By Gemcom
Cu LOG Normal Histogram
Toroparu Raw data capping N2 zone Saprolite
Frequency Count
5
4
3
2
1
0
0.001
0.010
Cu %
Software By Gemcom

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APPENDIX IV.      VARIOGRAMS

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MAIN FRESH Au OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(51.35, 1.14)
2) Nugget Effect(0.90)
MAIN FRESH Au ALONG STRIKE AZ=297 DIP=0
Gamma (H)
Range [m]
1) Spherical(79.81, 1.17)
2) Nugget Effect(0.90)
MAIN FRESH Au DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(12.56, 0.57)
2) Spherical(106.03, 0.57)
3) Nugget Effect(0.90)
MAIN FRESH Au ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(70.19, 1.33)
2) Nugget Effect(0.90)

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MAIN SAPROLITE Au OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(129.46, 1.96)
2) Nugget Effect(1.00)
MAIN SAPROLITE ALONG STRIKE AZ=297 DIP=0
Gamma (H)
Range [m]
1) Spherical(125.46, 1.71)
2) Nugget Effect(1.00)
MAIN SAPROLITE Au DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(30.59, 1.34)
2) Nugget Effect(1.00)
MAIN SAPROLITE Au ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(140.98, 2.58)
2) Nugget Effect(1.00)

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S1 FRESH Au OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(10.22, 1.06)
2) Nugget Effect(0.60)

S1 FRESH Au DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(10.34, 0.98)
2) Nugget Effect(0.60)

S1 FRESH Au ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(11.08, 1.31)
2) Nugget Effect(0.60)

NORTH 1 FRESH Au OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(13.45, 0.86)
2) Nugget Effect(1.00)

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N1 FRESH Au DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(14.78, 1.09)
2) Nugget Effect(1.00)

N1 FRESH ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(34.29, 0.61)
2) Nugget Effect(1.00)

N2 FRESH Au OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(51.48, 1.41)
2) Nugget Effect(1.25)

N2 FRESH Au DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(51.23, 1.65)
2) Nugget Effect(1.25)

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N2 FRESH Au ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(47.53, 1.09)
2) Nugget Effect(1.11)
Software By Gemcom

MAIN FRESH Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(13.30, 0.32)
2) Spherical(118.60, 0.58)
3) Nugget Effect(0.40)
Software By Gemcom

MAIN FRESH Cu ALONG STRIKE AZ=297 DIP=0
Gamma (H)
Range [m]
1) Spherical(101.24, 0.86)
2) Nugget Effect(0.40)
Software By Gemcom

MAIN FRESH Cu DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(9.97, 0.32)
2) Spherical(116.75, 0.59)
3) Nugget Effect(0.40)
Software By Gemcom

P&E Mining Consultants Inc.
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MAIN FRESH Cu ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(84.60, 0.98)
2) Nugget Effect(0.42)
MAIN SAPROLITE Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(102.56, 2.88)
2) Nugget Effect(0.10)
MAIN SAPROLITE Cu ALONG STRIKE AZ=297 DIP=0
Gamma (H)
Range [m]
1) Spherical(129.46, 2.42)
2) Nugget Effect(0.10)
MAIN SAPROLITE Cu DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(40.35, 1.54)
2) Nugget Effect(0.10)

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MAIN SAPROLITE Cu ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(70.44, 3.74)
2) Nugget Effect(0.10)
0
1.6
3.2
4.8
6.4
8.0
0 10 20 30 40 50 60 70 80 90 100

S1 FRESH Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(10.22, 0.49)
2) Nugget Effect(0.35)
0
0.2
0.4
0.6
0.8
1.0
0 5 10 15 20 25 30 35 40 45 50

S1 FRESH Cu DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(13.42, 0.54)
2) Nugget Effect(0.35)
0
0.2
0.4
0.6
0.8
1.0
0 5 10 15 20 25 30 35 40 45 50

S1 FRESH Cu ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(9.48, 0.64)
2) Nugget Effect(0.35)
0
0.25
0.50
0.75
1.00
1.25
0 5 10 15 20 25 30 35 40 45 50

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S2 FRESH Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(29.56, 1.02)
2) Nugget Effect(0.60)

S2 FRESH Cu DOWN DIP AZ=207 DIP-90
Gamma (H)
Range [m]
1) Spherical(29.56, 0.85)
2) Nugget Effect(0.60)

N1 FRESH Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(30.74, 0.86)
2) Nugget Effect(0.70)

N1 FRESH CU DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(18.03, 0.85)
2) Nugget Effect(0.70)

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N1 FRESH Cu ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(49.36, 0.73)
2) Nugget Effect(0.70)
Software By Gemcom

N2 FRESH Cu OMNIVARIOGRAM
Gamma (H)
Range [m]
1) Spherical(40.35, 0.75)
2) Nugget Effect(0.73)
Software By Gemcom

N2 FRESH Cu DOWN DIP AZ=207 DIP=-90
Gamma (H)
Range [m]
1) Spherical(37.24, 0.66)
2) Nugget Effect(0.90)
Software By Gemcom

N2 FRESH CU ACROSS DIP AZ=27 DIP=0
Gamma (H)
Range [m]
1) Spherical(45.51, 1.25)
2) Nugget Effect(0.40)
Software By Gemcom

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APPENDIX V.      AUEQ BLOCK MODEL CROSS SECTIONS AND PLANS

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BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION -100 NW
Scale 1:5,500
April 2011

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BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 200 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 500 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0
50
100
200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 800 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 1100 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
AuEq g/t
+5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 1500 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 100 200 300 400 500
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN 0 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0
100
200
300
400
500
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -100 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
0 100 200 300 400 500
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -200 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
AuEq g/t
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.5 - 1.0
0.24 - 0.5
0.01 - 0.24
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -300 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

APPENDIX VI.      CLASSIFICATION BLOCK MODEL CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
MEASURED
INDICATED
INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION -100 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
1 MEASURED
2 INDICATED
3 INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 200 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
1 MEASURED
2 INDICATED
3 INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 500 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
MEASURED
INDICATED
INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 800 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
1 MEASURED
2 INDICATED
3 INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 1100 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO SECTION
FRESH ROCK SOUTH
SAPROLITE SOUTH
FRESH ROCK SOUTH-1
SAPROLITE SOUTH-1
FRESH ROCK SOUTH-2
SAPROLITE SOUTH-2
FRESH ROCK NORTH-1
SAPROLITE NORTH-1
FRESH ROCK NORTH-2
SAPROLITE NORTH-2
CLASS
MEASURED
INDICATED
INFERRED
0 50 100 200
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 1500 NW
Scale 1:5,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
CLASS
1 MEASURED
2 INDICATED
3 INFERRED
0 100 200 300 400 500
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN 0 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS
PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
CLASS
MEASURED
INDICATED
INFERRED
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -100 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
CLASS
MEASURED
INDICATED
INFERRED
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -200 EL
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

824,500 E
825,000 E
825,500 E
826,000 E
826,500 E
827,000 E
715,500 N
715,000 N
714,500 N
714,000 N
N
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
FRESH ROCK SOUTH
FRESH ROCK SOUTH-1
FRESH ROCK SOUTH-2
FRESH ROCK NORTH-1
FRESH ROCK NORTH-2
CLASS
1 MEASURED
2 INDICATED
3 INFERRED
0 100 200 300 400 500
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -300 EL
Scale 1:12,500
April 2011

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

APPENDIX VII.      OPTIMIZED PIT SHELL

P&E Mining Consultants Inc.
Sandspring Resources Ltd., Toroparu Project Report No. 208

P&E Mining Consultants Inc.	Page 192 of 192
Sandspring Resources Ltd., Toroparu Project Report No. 208